KODIAK

THE OPHTHALMOLOGY MEDICINES COMPANY








Illustration of Kodiak's ABC Platform in action in the retina. Learn more at kodiak.com/abc

2023 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

2022 ANNUAL REPORT



TO OUR KODIAK
STOCKHOLDERS, EMPLOYEES, AND PARTNERS:

2022 was a difficult year with strong headwinds: for the global economy, for the biotech industry and for Kodiak. Rising interest rates, plunging valuations and a constrained biotech capital market all contributed to an environment that led many biotech peers to abort their original course and seek strategic alternatives.

At Kodiak, having financed well before the headwinds, we were fortunate and were able to make what we believe to be important progress despite a clinical setback.

Continued Progress on Tarcocimab Tedromer Pivotal Program

In 2022 we advanced the tarcocimab tedromer clinical program across six pivotal studies and reported primary results from two pivotal studies.

We were very disappointed when our Phase 2b/3 study in wet age-related macular degeneration did not meet its primary endpoint, although the study did demonstrate strong durability with 59% of tarcocimab treated patients achieving strong vision gains while on every five-month dosing.

We were encouraged by the positive topline results in our Phase 3 BEACON study in patients with retinal vein occlusion (RVO). Tarcocimab dosed every two months met the primary endpoint of non-inferior visual acuity gains compared to aflibercept dosed every month. Tarcocimab is the first anti-VEGF therapy to show non-inferior efficacy while doubling the treatment interval in patients with RVO. Meeting the endpoint was important, especially because we did not allow high-need patients to be rescued to a monthly regime matched to the comparator, an approach taken by some other sponsors.

We completed enrollment in all four of our ongoing Phase 3 studies, namely our paired Phase 3 GLEAM and GLIMMER studies in diabetic macular edema (DME), our Phase 3 GLOW study in non-proliferative diabetic retinopathy (NPDR) and our Phase 3 DAYLIGHT study in wet AMD.

Durability clearly matters to the community of retina patients, physicians and payors, and our Phase 3 program is testing the longest treatment intervals of any intravitreal biologic while preserving dosing flexibility for high-need patients. With the promising durability demonstrated in both our Phase 1b and Phase 3 BEACON studies, we hope to demonstrate tarcocimab can enable twice a year (6-month) dosing for the majority of patients. This would be an unprecedented level of durability for a biopharmaceutical. It would rival the promise many believed could be achieved only with in-dwelling ocular devices and gene therapies, both of which appear to be further behind in development as of the end of 2022 than where they started the year. It is true the commercial landscape for intravitreal anti-VEGF biopharmaceuticals is becoming more complex with established competitors launching follow-on products. That said, tarcocimab to date remains the only biologic purposefully built with a science of durability, in our case the science of our Antibody Biopolymer Conjugate (ABC) Platform, and the only biologic we are aware of exploring every 6-month dosing.

Three of our four Phase 3 studies scheduled to reach their primary endpoint this year are in diabetic eye disease, where we hope to showcase a strong first-line profile.

Diabetic eye disease represents 35% of the $15 billion anti-VEGF market today and, looking to the future, diabetic eye disease is estimated to represent 40+% of the expected growth in the market. More than 100 million Americans are estimated to be living with diabetes or prediabetes today, and it is the leading cause of irreversible blindness among working-age adults. Almost one-third of adult diabetic patients have diabetic retinopathy.

Durability is paramount in diabetic eye disease as it draws from working age populations. Patients in our ongoing diabetic eye disease pivotal studies (Gleam, Glimmer and Glow) include physicians, plumbers and even long-haul truck drivers. These are all professions where maintaining vision is a lifeline to livelihood. Yet one-third of anti-VEGF treated diabetic patients discontinue therapy in any given year, and so the promise of the anti-VEGF mechanism is not being achieved. As such, we believe that the opportunity to improve visual outcomes for this important population is poised for the right medicine. From the beginning of our clinical experience, investigators have reached out to us to describe the strong immediacy and durability they were seeing with tarcocimab in patients with diabetic eye disease.

We interpret Kodiak's current stock price as meaning that investor sentiment is a 'show me' sentiment. We expect to show the results of our efforts shortly, with the four Phase 3 studies on schedule to be unmasked in the third quarter of 2023. When the data are released, we will evaluate the balance of efficacy, durability and safety. And, if on a solid base, we will work to rebuild value by focusing on tarcocimab's benefit to patients and physicians as well as the economic opportunity for the molecule, for the platform and for Kodiak. We feel we are well positioned for this and other outcomes, with a talented work force and a solid cash position.

An ABC Platform Company— Clinical Pipeline Expansion

We also expanded our clinical pipeline in 2022 with the filing of the Investigational New Drug (IND) application with the US FDA for KSI-501, a potential first-in-class bispecific ABC that is designed to inhibit two mechanisms implicated in retinal diseases: vascular permeability mediated by vascular endothelial growth factor (VEGF) and inflammation mediated by interleukin-6 (IL-6). Chronic inflammation is a key driver in all retinal vascular diseases and is not addressed by current approved therapies which focus on retinal fluid and vascular permeability. We believe KSI-501 to be the first therapy to combine these two powerful mechanisms of action into a single molecule, and we believe KSI-501 has the potential to become a major new category of retinal medicines with greater therapeutic efficacy than existing therapies while also benefiting from the promising long-interval durability of our ABC Platform. We are very pleased to have initiated dosing of patients in the ongoing Phase 1 study of KSI-501 in DME patients, and we look forward to engaging with the retina community on the therapeutic potential of this new investigational ABC medicine.

Advancement in Commercial Manufacturing

As our pipeline expands and our tarcocimab pivotal program matures, we continue our manufacturing scale-up in collaboration with our partner Lonza. In 2022, we achieved mechanical completion of Ursus, our custom-designed clinical and commercial manufacturing facility dedicated to ABC medicines. Following cGMP commissioning in the first quarter of 2023, we have begun commercial scale cGMP manufacturing in the facility.

Looking Ahead

In 2022, we stayed focused on our mission and made progress despite a complex environment and clinical disappointment, with the goal of bringing the science of our ABC platform into innovative, next-generation retinal medicines for millions of patients worldwide.

We have strived to exercise discipline and creativity when it comes to building and financing the company and we intend to continue to do so in this current adverse capital market that carries significant uncertainty. Notably, we still retain global rights to all our investigational medicines and technology platforms, and we see these as potential assets of value.

In 2023, we are focused on maturation of the tarcocimab program with readouts from multiple Phase 3 studies and on rebuilding tarcocimab as a differentiated and compelling first-line agent in particular for diabetic eye disease. We have made great progress in activating our commercial manufacturing capability to support clinical and anticipated commercial needs. We are also excited to be exploring the therapeutic potential of KSI-501 in the clinic which, as our second investigational medicine, marks Kodiak's maturation into a true biopharmaceuticals platform company.

In closing, we remain committed to achieving our mission to prevent and treat the leading causes of blindness in the developed world while at the same time generating stockholder value. We intend to stay focused on this mission yet remain nimble in our approach to meet changing circumstances.

On behalf of Kodiak's board of directors and leadership team, I want to thank you for your continued support. I also want to thank our dedicated employees and corporate partners around the world for their commitment to our efforts.



Victor Perlroth, M.D.
Chairman of the Board and Chief Executive Officer

FORWARD-LOOKING **STATEMENTS**

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical fact and include statements regarding: the expected timing of clinical study readouts; the ability to meet all endpoints in our four ongoing Phase 3 trials; the potential for KSI-501 to be a first-in-class bispecific ABC and to achieve a greater therapeutic benefit for certain patients and to provide potent inhibition of both VEGF-mediated vascular permeability and IL-6 mediated inflammation; the growth of the anti-VEGF market; future development plans; our progress activating manufacturing capability to support our clinical and anticipated commercial needs; the objectives and potential benefits of our tarcocimab clinical program, including its potential to enable earlier treatment and prevention of vision loss for patients with diabetic eye diseases, the potential for effectiveness with twice a year dosing, and the potential related economic opportunity; the value of the global rights to all of our investigational medicines and technology platforms; our ability to compete with alternate technologies and biologics; and the strength of our current and future cash positions. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "may," "will," "should," "would," "could," "expect," "plan," "believe," "intend," "pursue," and other similar expressions among others. Any forward-looking statements are based on management's current expectations of future events and are subject to a risks and uncertainties that could cause actual results to differ materially and adversely from those in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: cessation or delay of any clinical studies and/or development of tarcocimab and/or KSI-501 may occur; the risk that KSI-501 may not inhibit VEGF and IL-6, provide extended durability or have an impact on the treatment of patients as expected; the risk that tarcocimab may not enable earlier treatment and prevention of vision loss for patients with diabetic eye diseases as expected; future potential regulatory milestones of tarcocimab/KSI-501, including those related to current and planned clinical studies, may be insufficient to support regulatory submissions or approval; adverse economic conditions may significantly impact our business and operations, including our clinical trial sites, and those of our manufacturers, contract research organizations or others with whom we conduct business; as well as the other risks identified in our filings with the Securities and Exchange Commission (SEC). For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward-looking statements, see the section entitled "Risk Factors" in our most recent Form 10-K, as well as discussions of potential risks, uncertainties, and other important factors in our subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof and Kodiak undertakes no obligation to update forward-looking statements, and readers are cautioned not to place undue reliance on such forward-looking statements. Kodiak®, Kodiak Sciences®, ABC™, ABC Platform™ and the Kodiak logo are registered trademarks or trademarks of Kodiak Sciences Inc. in various global jurisdictions.

Dear Fellow Stockholders:

I am pleased to invite you to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Kodiak Sciences Inc. ("Kodiak"), which will be held virtually via live webcast on June 6, 2023 at 9:00 a.m. Pacific Time. You can attend the virtual Annual Meeting via the Internet where you will be able to vote and submit questions electronically.

The attached Notice of Annual Meeting of Stockholders and proxy statement contain details of the business to be conducted at the Annual Meeting and registration information.

Whether or not you attend the virtual Annual Meeting, it is important that your shares be represented and voted at the meeting. Please vote promptly and submit your proxy via the Internet, by phone or by mail. If you decide to attend the virtual Annual Meeting, you will be able to vote electronically, even if you have previously submitted your proxy.

On behalf of the board of directors, I would like to express our appreciation for your interest in Kodiak.

Sincerely,

Victor Perlroth, M.D.
Chief Executive Officer and Chairman of the Board

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Notice of Annual Meeting of Stockholders
To Be Held on June 6, 2023

Dear Kodiak Stockholders:

Date and Time: Tuesday, June 6, 2023, at 9:00 a.m. Pacific Time

Location: The 2023 Annual Meeting of Stockholders will be a completely virtual meeting. There will be no physical meeting location. The meeting will only be conducted via live webcast.

Record Date: The board of directors of Kodiak Sciences Inc. (the "Company" or "Kodiak") fixed the close of business on April 10, 2023 as the record date for the meeting. Only stockholders of record of our common stock on April 10, 2023 are entitled to notice of and to vote at the meeting. Further information regarding voting rights and the matters to be voted upon is presented in our proxy statement.

Mail Date: We expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement for our annual meeting and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "Annual Report") on or about April 25, 2023. This Notice provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of proxy materials by mail. This proxy statement and our Annual Report can be accessed at our internet address: www.proxydocs.com/KOD.

Agenda

1. Elect three directors nominated by our Board and named in this proxy statement;

2. Approve, on an advisory basis, the compensation of Kodiak's named executive officers, as disclosed in the proxy statement accompanying this notice;

3. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023; and

4. Transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Attendance: In order to attend via webcast, you must register in advance at www.proxydocs.com/KOD prior to June 2, 2023 at 2:00 p.m. Pacific Time. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the meeting and you will have the ability to submit questions. Please be sure to follow the instructions on the enclosed proxy card and/or voting instruction form and subsequent instructions that will be delivered to you via email. If you attend via webcast the 2023 Annual Meeting of Stockholders virtually, you may submit an electronic ballot during the meeting.

Voting: **YOUR VOTE IS VERY IMPORTANT**. Whether or not you plan to attend via webcast the 2023 Annual Meeting of Stockholders, we encourage you to read the proxy statement and vote as soon as possible.

We appreciate your continued support of Kodiak Sciences Inc. and look forward to you joining our meeting or receiving your proxy.

By order of the board of directors,

Victor Perlroth, M.D.
Chief Executive Officer and Chairman of the Board

Palo Alto, California
April 25, 2023

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TABLE OF CONTENTS

This proxy statement contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith beliefs as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "anticipate," "project," "target," "design," "estimate," "predict," "potential," "plan", "hope" or the negative of these terms, or similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements about durability of prior study results, durability of the ABC Platform, progress and timing of our ongoing Phase 3 studies, timing of top-line readouts from Phase 3 studies, achievement of goals, expectation of announcing topline data, potential use of study results to form of the basis of an initial BLA, and our financial position, including the ability to advance the KSI-301 program, potential of KSI-501 to have potentially greater therapeutic efficacy than existing therapies, manufacturing activities necessary for a BLA submission, ability to scale up our manufacturing facilities and to advance our pipeline of drug candidates, and Kodiak's ability to build a pipeline of potentially life transforming ophthalmology drug candidates and build a leading retinal franchise globally.

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PROXY SUMMARY
For 2023 Annual Meeting of Stockholders
To be held on Tuesday, June 6, 2023 at 9:00 a.m. Pacific Time

This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

We have first released this proxy statement to Kodiak Sciences Inc. stockholders beginning on April 25, 2023.

Annual Meeting of Stockholders

Date and Time
Tuesday, June 6, 2023 at 9:00 a.m. Pacific Time

Place
The 2023 Annual Meeting of Stockholders will be a completely virtual meeting. There will be no physical meeting location. The meeting will only be conducted via live webcast. In order to attend via webcast, you must register in advance at **www.proxydocs.com/KOD** prior to June 2, 2023 at 2:00 p.m. Pacific Time.

Record Date
April 10, 2023

You are entitled to vote if you held Kodiak stock on the record date. Each share of Kodiak common stock is entitled to one vote.

We have adopted a virtual meeting format again this year to enable broad access for our stockholders and employees, regardless of their geographic location.

Voting matters

Proposal	Board Recommendation	For More Information
PROPOSAL NO. 1 ELECTION OF DIRECTORS	✔ FOR (all nominees)	Page 5
PROPOSAL NO. 2 ADVISORY VOTE TO APPROVE KODIAK'S NAMED EXECUTIVE OFFICER COMPENSATION (SAY-ON-PAY)	✔ FOR	Page 18
PROPOSAL NO. 3 RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS, LLP AS KODIAK'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	✔ FOR	Page 38

Company Overview

We are a biopharmaceutical company committed to researching, developing and commercializing transformative therapeutics to treat high-prevalence retinal diseases. We are focused on bringing new science to the design and manufacture of next generation retinal medicines to prevent and treat the leading causes of blindness globally. Our antibody biopolymer conjugate platform, or ABC Platform™, uses molecular engineering to merge the fields of antibody-based and chemistry-based therapies and is at the core of Kodiak's discovery engine. Kodiak's lead product candidate, tarcocimab tedromer ("tarcocimab" or "KSI-301"), is a novel anti-VEGF antibody biopolymer conjugate being developed for the treatment of retinal vascular diseases including diabetic eye diseases, the leading cause of blindness in working-age patients in the developed world, and wet age-related macular degeneration ("AMD"), the leading cause of blindness in elderly patients in the developed world. The tarcocimab clinical program is designed to assess the product candidate's durability, efficacy and safety in major retinal vascular diseases in parallel, through the GLEAM and GLIMMER studies in diabetic macular edema, the BEACON study in retinal vein occlusion, the GLOW study in non-proliferative diabetic retinopathy and the DAYLIGHT study in wet age-related macular degeneration. Phase 3 topline data across the tarcocimab clinical program are expected in the third quarter of 2023. Kodiak has leveraged its ABC Platform to build a pipeline of product candidates in various stages of development. KSI-501 is our dual inhibitor antibody biopolymer conjugate targeting both VEGF (VEGF-trap) and IL-6 (anti-IL-6 antibody) and is being investigated in a Phase 1 clinical study initially in patients with diabetic macular edema. We are expanding our early research pipeline to include ABC Platform based triplet inhibitors for multifactorial retinal diseases such as dry AMD and glaucoma.

2022 Performance Highlights

We remain committed to our mission of developing transformative therapies for high prevalence retinal diseases. In early 2022, we experienced a set-back with our Phase 2b/3 study in wet AMD that did not meet its primary efficacy endpoint leading to a substantial drop in our share price. Despite this set-back, we made steady operational progress with our tarcocimab pivotal program in 2022. We reported positive primary results from our Phase 3 BEACON study in patients with macular edema due to retinal vein occlusion ("RVO"). In the study, tarcocimab dosed every two months met the primary endpoint of non-inferior visual acuity gains compared to aflibercept dosed every month. Tarcocimab is the first anti-VEGF therapy to achieve non-inferiority in visual acuity gains while doubling the treatment interval in patients with RVO.

We completed enrollment in all four of our ongoing Phase 3 studies, namely our paired Phase 3 GLEAM/GLIMMER studies in diabetic macular edema ("DME"), our Phase 3 GLOW study in non-proliferative diabetic retinopathy ("NPDR"), and our Phase 3 DAYLIGHT study in wet AMD. We expect to read out topline data for all four studies in the third quarter of 2023.

In 2022 we also expanded our development pipeline of product candidates built on our ABC Platform with the filing of the Investigational New Drug ("IND") application with the US FDA for KSI-501. KSI-501 is an investigational, first-in-class bispecific ABC that is designed to inhibit two mechanisms implicated in retinal diseases: vascular endothelial growth factor ("VEGF") and interleukin-6 ("IL-6"). We believe KSI-501 has the potential to become a new category of retinal medicines with potentially greater therapeutic efficacy than existing therapies while also benefiting from the promising long-interval durability of Kodiak's ABC Platform. A Phase 1 study is currently enrolling patients in the United States to evaluate the safety, tolerability and bioactivity of KSI-501 in DME patients.

While engaged in these development efforts, we believe we have demonstrated a disciplined and creative approach to building and financing the company. We believe we remain strongly positioned to execute on our vision for the tarcocimab pivotal program, including the manufacturing activities necessary for regulatory submission, to extend our platform while exploring a new category of retinal medicine with KSI-501 and to continue our unique franchise build in retinal science, technology and medicines development.

As a team, we can look back at the key accomplishments of Kodiak in 2022:

- Advanced tarcocimab development program across six pivotal studies in retinal vascular diseases:

  - Reported positive topline results from the BEACON Phase 3 study in RVO

  - Reported topline results from the Phase 2b/3 study in wet AMD

  - Completed enrollment of all four ongoing Phase 3 studies

- Advanced tarcocimab manufacturing towards BLA readiness and commercial supply, including the mechanical completion and recent successful commissioning as a cGMP facility of Ursus, our custom-built commercial scale manufacturing facility in collaboration with our partner Lonza

- Progressed our pipeline with the IND submission of KSI-501, our VEGF-trap / anti-IL6 bispecific antibody biopolymer conjugate and the second product candidate built on our ABC Platform

- Maintained a strong financial position with $478.9 million in cash, cash equivalents and marketable securities as of December 31, 2022

KODIAK

Key Highlights from Fiscal 2022

BEACON met primary efficacy endpoint	**KSI-501** IND submitted; Second ABC product candidate to enter clinical development
5 Phase 3 studies completed enrollment	**Ursus** Achieved mechanical completion as Kodiak's custom-designed commercial manufacturing facility

Corporate Responsibility

Kodiak is committed to the mission of preventing and treating the leading causes of blindness and doing so in a socially responsible and sustainable way. In 2022, we published our inaugural Environmental, Social and Governance ("ESG") report that outlined our philosophy, focus, activities and commitments to the issues that we believe are vital to deliver meaningful impact over the long-term for our stakeholders, including patients, employees, shareholders and the broader communities in which we operate.

This past year, we worked to build on this foundation by focusing our ESG efforts on those that continue to reflect our priorities as a clinical-stage company seeking to complete Phase 3 clinical trials for our lead candidate, tarcocimab tedromer, and pave the path towards commercialization. Select details are below and for further information please see our ESG report on our website.

Focus	Priorities	Accomplishments to Date
Governance	• Leading with purpose and integrity • Diversity and inclusion • Acting ethically • Managing cybersecurity risk	• Maintained an industry-experienced and independent board • Operated in accordance with Nasdaq guidelines on board diversity • Reinforced high ethical standards through our code of conduct and ethics policies • Zero identified cybersecurity breaches. Added an in-house Certified Information Systems Security Professional (CISSP), an internationally recognized role that elevates an organization's protection from malware and other IT risk
Ethical research and development	• Focusing drug development on retinal disorders with a clinical unmet need • Working to ensure safe and ethical clinical trials • Committed to diversity and inclusion in clinical trials • Unforgiving commitment to quality in the supply chain and manufacturing	• Pipeline aims to address the biggest challenges in ophthalmology and continues to mature (tarcocimab tedromer) and expand (KSI-501) • All clinical trials are conducted in accordance with the International Conference on Harmonization Good Clinical Practice (ICH GCP), along with local level ethical and safety standards

Focus	Priorities	Accomplishments to Date
Our people and the communities we serve	· Committed to hiring highly qualified people who share our long-term mindset · Prioritizing employee value and growth · Committed to patient, employee and their families' wellness · Supporting our community at large	· Expanded workforce from 67 (2020) to 93 (2021) to 112 (2022) employees worldwide · ~30% of employees hold Ph.D. or M.D. degrees · Committed to providing robust wellness programs for employees and their families; upgraded fitness and nutritional offerings in 2022 · Increased community support through employee-driven, charitable initiatives. In addition to supporting Vista Center for the visually impaired, partnered with Ecumerical Hunger Program in 2022 to provide no-cost meals to those in need · Robust COVID-19 response that resulted in minimal employee absences due to the pandemic; provided services and equipment to our clinical trial sites to help keep patients and caregivers safe · Kodiak matching gifts program
Environmental stewardship and resource use	· Performing our work efficiently while limiting our resource consumption and environmental impact	· Selected manufacturing partners that share our commitment to protecting the environment · Prioritized environmental performance, such as LEED certification, water and energy efficiency at our California-based facilities · Added no-cost EV charging for employees in 2022

KODIΛK

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our business affairs are managed under the direction of our board of directors, which is currently composed of seven members. Six of our directors are "independent" under the listing standards of The Nasdaq Stock Market ("Nasdaq"). Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

The following table sets forth the names and certain other information for each of the nominees for election as a director and for each of the continuing members of our board of directors, including their respective ages as of April 10, 2023. Proxies may not be voted for a greater number of persons than the number of nominees named.

							Committees		
Directors and Nominees	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term For Which Nominated	Audit	Compensation	Nominating and Corporate Governance
Director Nominees									
Charles A. Bancroft[1][2][3]	II	63	Director	2020	2023	2026	✓	✓	✓
Bassil I. Dahiyat, Ph.D.[3]	II	52	Director	2018	2023	2026	✓		
Taiyin Yang, Ph.D.[3]	II	69	Director	2019	2023	2026	✓		
Continuing Directors									
Felix J. Baker, Ph.D.[1][2]	III	54	Director	2015	2024			✓	✓
Victor Perlroth, M.D.	III	50	Chief Executive Officer, President and Chairman	2009	2024				
Richard S. Levy, M.D.[1]	I	65	Director	2018	2025				✓
Robert A. Profusek, J.D.[1][2]	I	73	Director	2018	2025			✓	✓

(1) Member of the nominating and corporate governance committee
(2) Member of the compensation committee
(3) Member of the audit committee

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Director Nominees for Election



Committees:

- Audit (Chair)
- Compensation
- Nominating and Governance

Charles A. Bancroft

Director

Director since: 2020 **Age:** 63

Biography

Charles A. Bancroft has served as a member of our board of directors and as chair of our audit committee and a member of our nominating and governance committee since April 2020 and as a member of our compensation committee since April 2021. Prior to joining our company, Mr. Bancroft held a number of leadership roles in commercial, strategy and finance at Bristol-Myers Squibb Company, a global pharmaceutical company, from 1984 until his retirement in March 2020, including serving as the Chief Financial Officer from January 2010 to November 2019. Since May 2020, Mr. Bancroft has been serving as an independent director of GSK, a public pharmaceutical company. Since October 2020, Mr. Bancroft has been serving as an independent director of Biovector, Inc., a privately held healthcare company. Mr. Bancroft served as a member of the board of directors of Colgate-Palmolive Company, a public consumer products company, from January 2017 to March 2020. He holds a bachelor's degree from Drexel University and a M.B.A. from Temple University.

Relevant Expertise

We believe Mr. Bancroft's extensive management and financial experiences as well as his extensive involvement in the pharmaceutical industry qualify him to serve on our board of directors.

Other Public Company Boards

GSK

KODIAK



Bassil I. Dahiyat, Ph.D.

Director

Director since: 2018   **Age:** 52

Committees:

• Audit

Biography

Bassil I. Dahiyat, Ph.D. has served as a member of our board of directors since June 2018 and as a member of our audit committee since September 2018. Dr. Dahiyat has served as President and Chief Executive Officer of Xencor, Inc., a biopharmaceutical company, since February 2005. Dr. Dahiyat co-founded Xencor in 1997, served as its Chief Executive Officer from 1997 to 2003 and served as its Chief Scientific Officer from 2003 to 2005. In 2005, Dr. Dahiyat was recognized as a technology pioneer by the World Economic Forum. Additionally, Dr. Dahiyat was named one of 2003's Top 100 Young Innovators by MIT's Technology Review magazine for his work on protein design and its development for therapeutic applications and has received awards from the American Chemical Society, the Controlled Release Society and the California Institute of Technology. Dr. Dahiyat currently serves on Xencor's board of directors. Dr. Dahiyat holds a Ph.D. in Chemistry from the California Institute of Technology and B.S. and M.S.E. degrees in Biomedical Engineering from Johns Hopkins University.

Relevant Expertise

We believe Dr. Dahiyat's significant experience in the pharmaceutical industry and executive management experience qualify him to serve on our board of directors.

Other Public Company Boards

Xencor, Inc.



Committees:

· Audit

Taiyin Yang, Ph.D.

Director

Director since: 2019   **Age:** 69

Biography

Taiyin Yang, Ph.D. has served as a member of our board of directors and a member of our audit committee since December 2019. Dr. Yang is the former Executive Vice President of Pharmaceutical Development and Manufacturing at Gilead Sciences, Inc., a role she held from 2015 to 2022. She directed operations of chemical and biologics process development, device and formulation development, manufacturing, packaging, analytical operations, laboratory information systems, data science, quality assurance, CMC regulatory affairs, program management, supply chain management and site operations for all the company's small molecules, biologics and antibody-drug conjugates of investigational compounds and marketed products. Under her leadership, Gilead developed the world's first HIV single tablet regimen and advanced more than 25 compounds from early-stage development to market, reaching millions of people around the world. Prior to joining Gilead in 1993, Dr. Yang worked at Syntex Corporation from 1980 where she contributed to the development and commercialization of more than 10 medicines. Dr. Yang serves on the board of directors of Kronos Bio, Inc. since 2021 and Brii Biosciences since 2022. Dr. Yang is also a member of the Expert Scientific Advisory Committee of Medicines for Malaria Venture since 2020, and the scientific advisory board of Sionna Therapeutics since 2022. Dr. Yang received her bachelor's degree in Chemistry from National Taiwan University and her Ph.D. in Organic Chemistry from the University of Southern California. Dr. Yang was inducted as a fellow of the American Institute for Medical and Biological Engineering in 2021 and elected a member of the National Academy of Engineering in 2022.

Relevant Expertise

We believe Dr. Yang's extensive management experience and internationally recognized scientific expertise in the pharmaceutical industry qualify her to serve on our board of directors.

Other Public Company Boards

Kronos Bio, Inc.
Brii Biosciences Limited

The Board of Directors recommends a vote "FOR" each of the director nominees named above.



Felix J. Baker, Ph.D.

Director

Director since: 2015 **Age:** 54

Committees:

- Compensation (Chair)
- Nominating and Governance

Biography

Felix J. Baker, Ph.D. has served as one of our directors since September 2015 and as chair of our compensation committee and a member of our nominating and governance committee since September 2018. Dr. Baker is a Managing Member of Baker Bros. Advisors LP a biotechnology-focused investment adviser to fund partnerships whose investors are primarily endowments and foundations, which Dr. Baker founded, together with his brother Julian Baker, in 2000. Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school. He also serves on the boards of Seagen, Inc., Kiniksa Pharmaceuticals, Ltd., IGM Biosciences, Inc., and N-Power Medicine.

Relevant Expertise

We believe Dr. Baker's experience as a board member and investor in many successful biotechnology companies qualify him to serve on our board of directors.

Other Public Company Boards

Seagen, Inc.
Kiniksa Pharmaceuticals, Ltd.
IGM Biosciences, Inc.



Victor Perlroth, M.D.

Chief Executive Officer, President and Chairman

Director since: 2009 **Age:** 50

Committees:

- None

Biography

Victor Perlroth is the co-founder of Kodiak Sciences and is the company's chairman and chief executive officer. Together with a talented core team, Dr. Perlroth has built Kodiak on a foundation of scientific and operational excellence with a simple mission — to design and develop important new medicines for highly prevalent diseases. Under Dr. Perlroth's leadership, Kodiak is building a pipeline of potentially life transforming ophthalmology drug candidates with the goal to build a leading retinal franchise for the benefit of patients globally. Prior to co-founding Kodiak, Dr. Perlroth co-founded Avidia Inc, a biopharmaceuticals drug discovery and development company where he served in senior corporate and research and development roles until Amgen acquired the company for $450 million. After Avidia, Dr. Perlroth worked in life sciences venture capital as venture partner then entrepreneur in residence. Earlier, Dr. Perlroth served as the chief operating officer at Guzik Technical Enterprises, the industry-leading provider of test equipment to the hard disk drive industry. Dr. Perlroth earned his M.D. and M.B.A. degrees from Stanford University and an A.B. in molecular biology summa cum laude from Princeton University.

Relevant Expertise

We believe the perspective and experience Dr. Perlroth brings to Kodiak as a founder, our largest individual stockholder, and as our Chief Executive Officer allow him to provide unique contribution to the Board and qualify him to serve as a member of the Board.

Other Public Company Boards

None



Committees:

· Nominating and Governance

Richard S. Levy, M.D.

Director

Director since: 2018 **Age:** 65

Biography

Richard S. Levy, M.D has served as a member of our board of directors since June 2018 and a member of our nominating and corporate governance committee since September 2018. From December 2016 to May 2019, Dr. Levy served as a senior advisor of Baker Bros. Advisors LP, a registered investment advisor focused on long-term investments in life sciences companies on behalf of major university endowments and foundations. From January 2009 to April 2016, Dr. Levy served as Executive Vice President and Chief Drug Development Officer of Incyte Corporation, a pharmaceutical company, where he previously served as Senior Vice President of Drug Development from August 2003 to January 2009. Prior to joining Incyte, Dr. Levy served as Vice President, Biologic Therapies, at Celgene Corporation, a biopharmaceutical company, from 2002 to 2003. From 1997 to 2002, Dr. Levy served in various executive positions with DuPont Pharmaceuticals Company, first as Vice President, Regulatory Affairs and Pharmacovigilance, and thereafter as Vice President, Medical and Commercial Strategy. Dr. Levy served at Sandoz, a predecessor company of Novartis, from 1991 to 1997 in positions of increasing responsibility in clinical research and regulatory affairs. Prior to joining the pharmaceutical industry, Dr. Levy served as an Assistant Professor of Medicine at the UCLA School of Medicine. Dr. Levy currently serves on the boards of directors of Kiniksa Pharmaceuticals, Ltd., Madrigal Pharmaceuticals Inc., and ProTara Therapeutics Inc. From April 2020 to June 2021, Dr. Levy served on the board of directors of Constellation Pharmaceuticals, a publicly traded biopharmaceutical company which was acquired by MorphoSys AG. Dr. Levy is board certified in Internal Medicine and Gastroenterology and received his A.B. in Biology from Brown University, his M.D. from the University of Pennsylvania School of Medicine and completed his training in Internal Medicine at the Hospital of the University of Pennsylvania and a fellowship in Gastroenterology and Hepatology at UCLA.

Relevant Expertise

We believe Dr. Levy's significant management experience in the pharmaceutical industry and medical training qualify him to serve on our board of directors.

Other Public Company Boards

Kiniksa Pharmaceuticals, Ltd.
Madrigal Pharmaceuticals Inc.
ProTara Therapeutics Inc.



Robert A. Profusek

Director

Director since: 2018   **Age:** 73

Committees:

· Compensation
· Nominating and Governance (Chair)

Biography

Robert A. Profusek has served as one of our directors since June 2018, as chair of our nominating and corporate governance committee and a member of our compensation committee since September 2018 and as our lead independent director since August 2018. Mr. Profusek is a partner of the Jones Day law firm where he is the global chair of the firm's mergers and acquisitions practice. His law practice focuses on mergers, acquisitions, takeovers, restructurings and corporate governance matters. Mr. Profusek is also the lead independent director of Valero Energy Corporation, a publicly traded international manufacturer and marketer of transportation fuels and other petrochemical products, and CTS Corporation, a publicly traded designer and manufacturer of sensors, actuators and electronic components. Mr. Profusek holds a B.A. from Cornell University and a J.D. from New York University.

Relevant Expertise

We believe Mr. Profusek is qualified to serve as a board member because of his expertise in legal matters, including corporate governance, capital markets expertise attained through his extensive experience in mergers and acquisitions and financing activities; managerial experience attained through his leadership roles with Jones Day and the knowledge and experience he has attained through his service as a director of other public companies.

Other Public Company Boards

Valero Energy Corporation
CTS Corporation

Director Independence

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, relevant identified transactions, employment and affiliations, including family relationships, the board of directors has determined that none of Mr. Profusek, Mr. Bancroft and Drs. Levy, Dahiyat, Yang or Baker, representing six of our seven directors, has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under the rules of Nasdaq. The board of directors reviews on an annual basis the independence standards for those committees established by applicable SEC rules and the rules of Nasdaq and has also determined that (i) Mr. Bancroft (chairman), and Drs. Dahiyat and Yang, who currently comprise our audit committee, (ii) Dr. Baker (chairman), Mr. Bancroft and Mr. Profusek, who currently comprise our compensation committee, and (iii) Mr. Profusek (chairman), Drs. Baker and Levy, and Mr. Bancroft, who comprise our nominating and corporate governance committee, satisfy such standards. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Leadership Structure

Dr. Perlroth, our Chief Executive Officer, is also the Chairman of our board of directors. Our board of directors believes that having our Chief Executive Officer also serve as the Chairman of our board of directors provides us with optimally effective leadership, providing a single, clear chain of command to execute our strategic initiatives and business plan and acting as a bridge between management and our board of directors and is thus in our best interests and those of our stockholders. Dr. Perlroth co-founded our company, and our board of directors believes that Dr. Perlroth's years of management experience in the pharmaceutical industry as well as his extensive understanding of our business, operations, and strategy make him well qualified to serve as Chairman of our board.

In August 2018, our board of directors appointed Mr. Profusek to serve as our lead independent director. As lead independent director, Mr. Profusek presides over periodic meetings of our independent directors, serve as a liaison between the Chairman of our board of directors and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.

Board Meetings and Committees

During the year ended December 31, 2022, our board of directors held 8 meetings (including regularly scheduled and special meetings) and no incumbent director attended fewer than 75% of the total number of meetings of the board of directors and the committees of which such director was a member.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, except during the COVID-19 pandemic, we encourage, but do not require, directors to attend. All but one of our directors attended our most recent annual meeting of stockholders held on June 7, 2022.

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Committee	Members at the End of 2022	Meetings Held in 2022
Audit	Charles A. Bancroft (chair) Bassil I. Dahiyat, Ph.D. Taiyin Yang, Ph.D.	4
Compensation	Felix J. Baker, Ph.D. (chair) Charles A. Bancroft Robert A. Profusek, J.D.	6
Nominating and Corporate Governance	Robert A. Profusek, J.D. (chair) Felix J. Baker, Ph.D. Richard S. Levy, M.D. Charles A. Bancroft	3

Audit Committee

The current members of our audit committee are Mr. Bancroft, Drs. Dahiyat and Yang. Mr. Bancroft is the chairman of the audit committee. The composition of our audit committee meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of Nasdaq. Our board of directors has determined that each of Mr. Bancroft and Dr. Dahiyat are audit committee financial experts, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of Nasdaq.

Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee is comprised entirely of directors who are independent for purposes of serving on an audit committee. Our audit committee will also:

- approve the hiring, discharging and compensation of our independent registered public accounting firm;

- oversee the work of our independent registered public accounting firm;

- approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

KODIAK

- review the qualifications, independence and performance of the independent registered public accounting firm;

- review our consolidated financial statements and review our critical accounting policies and estimates;

- review the adequacy and effectiveness of our internal controls;

- review and discuss with management and the independent registered public accounting firm the results of our annual audit, our quarterly consolidated financial statements and our publicly filed reports; and

- establish and oversee procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The audit committee met four times in 2022. The audit committee operates under a written charter that was adopted by our board of directors. A copy of the Audit Committee Charter is available on our website at ir.kodiak.com/corporate-governance/governance-overview.

Compensation Committee

The current members of our compensation committee are Dr. Baker and Mr. Bancroft and Mr. Profusek. Dr. Baker is the chairman of our compensation committee. The composition of our compensation committee meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee will also:

- review and recommend policies relating to compensation and benefits of our officers and employees;

- establish and administer our non-employee director compensation;

- review and approve corporate goals and objectives relevant to compensation of our Chief Executive Officer and other senior officers;

- evaluate the performance of our named executive officers in light of established goals and objectives;

- recommend or approve, as applicable, compensation of our officers based on its evaluations; and

- administer the issuance of stock options and other awards under our stock plans.

Our compensation committee met six times in 2022. The compensation committee operates under a written charter that was adopted by our board of directors. A copy of the Compensation Committee Charter is available on our website at ir.kodiak.com/corporate-governance/governance-overview. Pursuant to its charter, the compensation committee may form subcommittees and delegate to such subcommittees any power and authority the compensation committee deems appropriate, excluding any power or authority required by law, regulation or listing standard to be exercised by the compensation committee as a whole.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Messrs. Profusek and Bancroft and Drs. Baker and Levy. The chairman of the nominating and corporate governance committee is Mr. Profusek. The composition of our nominating and corporate governance committee meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

Our nominating and corporate governance committee oversees and assists the board of directors in reviewing and recommending nominees for election as directors. The nominating and corporate governance committee will also:

- evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

- assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;



- recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors;
- review and make recommendations with regard to our corporate governance guidelines;
- review, assess and make recommendations to our board of directors with regards to social responsibility, environmental and sustainability matters; and
- oversee our board of directors' self-evaluation process.

Our nominating and corporate governance committee met three times in 2022. The nominating and corporate governance committee operates under a written charter that was adopted by our board of directors. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at ir.kodiak.com/corporate-governance/governance-overview.

Our board of directors may from time to time establish other committees.

Considerations in Evaluating Director Nominees

The nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, the nominating and corporate governance committee will consider the current size and composition of the board of directors and the needs of the board of directors and the respective committees of the board of directors. Some of the qualifications that the nominating and corporate governance committee considers include, without limitation, issues of character, integrity, judgment, diversity, gender, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our company's business and other commitments. Other than the foregoing, there are no stated minimum criteria for director nominees.

Although our board of directors does not maintain a specific policy with respect to board diversity, our board of directors believes that the board of directors should be a diverse body, and the nominating and corporate governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, the nominating and corporate governance committee may take into account the benefits of diverse viewpoints. The nominating and corporate governance committee also considers these and other factors as it oversees the annual board of director and committee evaluations.

Board Diversity

AGE

2
>65
3
<55
2
55-65
Median: 63
Average: 61

GENDER

1 Female
6
Male

RACE/ETHNICITY

2
Diverse(1)
5
Other

(1) Includes one director who identifies as Middle Eastern.

BOARD SIZE AND INDEPENDENCE

86% Independent
(N=6/7)

BOARD TENURE

1 Director
>14 Years
1 Director
7-10 Years
3 Directors
4-7 Years
2 Directors
3-4 Years

- **6 years** average tenure

KODIAK

Board Diversity Matrix

The Company and the Board are committed to continue seeking director candidates who would further increase the Board's diversity. The Company considers diversity more broadly than as defined in Nasdaq standards. The Board currently has one Middle Eastern member, who is classified as "white" in the matrix below pursuant to Nasdaq standards.

For further details, please refer to the following matrix:

Board Size:	As of April 10, 2023	
Total Number of Directors	7	
Gender:	**Female**	**Male**
Number of Directors Based on Gender Identity	1	6
Number of Directors Who Identify in Any of the Categories Below:		
Asian	1	-
White	-	6

Stockholder Recommendations for Nominations to the Board of Directors

The nominating and corporate governance committee will consider candidates for directors recommended by stockholders so long as such recommendations comply with our bylaws and applicable laws. The committee will evaluate such recommendations in accordance with its charter, our bylaws and the regular nominee criteria described above. This process is designed to ensure that our board of directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include information about the candidate and the nominating stockholder, including with respect to any holdings of our securities, and a signed letter from the candidate confirming willingness to serve on our board of directors. The committee has discretion to decide which individuals to recommend for nomination as directors.

A stockholder of record can nominate a candidate directly for election to the board of directors by complying with the procedures in Section 2.4(ii) of our bylaws. Any eligible stockholder who wishes to submit a nomination should review the requirements in the bylaws on nominations by stockholders. Any nomination should be sent in writing to Kodiak Sciences Inc., Attention: Corporate Secretary, 1200 Page Mill Road, Palo Alto, CA 94304. For our 2024 annual meeting of stockholders, notice must be received by us no earlier than February 12, 2024, and no later than March 11, 2024. The notice must set forth the information required by Section 2.4(ii)(b) of our bylaws and otherwise must comply with applicable federal and state law.

To date, the nominating and corporate governance committee has not received a timely director nominee from a stockholder or group of stockholders that beneficially owned more than 5% of our voting stock.

Stockholder Communications with the Board of Directors

Stockholders wishing to communicate with a non-management member of the board of directors may do so by writing to such director, and mailing the correspondence to: Kodiak Sciences Inc., Attention: Corporate Secretary, 1200 Page Mill Road, Palo Alto, CA 94304. All such stockholder communications will be forwarded to the appropriate committee of the board of directors or non-management director.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted Corporate Governance Guidelines. These guidelines address, among other items, the responsibilities of our directors, the structure and composition of our board of directors and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and Code of Business Conduct and Ethics is posted on the Corporate Governance portion of our website at ir.kodiak.com/corporate-governance/governance-overview. We will post amendments to our Corporate Governance Guidelines and Code of Business Conduct and Ethics or waivers of the same for directors and executive officers on the same website.

Risk Management

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including risks arising out of our business generally. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee is responsible for overseeing the management of our risks relating to accounting matters and financial reporting. Our nominating and corporate governance committee is responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions with committee members about such risks Our board of directors believes its administration of its risk oversight function has not affected the board of directors' leadership structure.

Prohibitions on Hedging and Transactions Involving Equity or Derivative Securities

Our insider trading policy prohibits our non-employee directors, officers, employees, consultants, contractors and agents from among other things, short sales, hedging of stock ownership positions and transactions involving derivative securities relating to our common stock.

Non-Employee Director Compensation

The following table provides information regarding compensation paid by us to our non-employee directors during 2022. Directors who are also our employees receive no additional compensation for their service as a director. During 2022 one director, Dr. Perlroth, our Chief Executive Officer and Chairman, was an employee. Dr. Perlroth's compensation is discussed under the caption "Executive Compensation."

Name	Fees Earned or paid in Cash[1]	Option Awards[2]	Total
Felix J. Baker, Ph.D.[3]	$ —	$131,965	$131,965
Charles A. Bancroft[4]	77,500	131,965	209,465
Bassil I. Dahiyat, Ph.D.[5]	55,000	131,965	186,965
Richard S. Levy, M.D.[6]	50,000	131,965	181,965
Robert A. Profusek, J.D.[7]	86,500	131,965	218,465
Taiyin Yang, Ph.D.[8]	55,000	131,965	186,965

(1) Represents fees earned during 2022.
(2) Represents the aggregate grant date fair value of stock option awards granted in 2022. These amounts have been computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, without regard to estimated forfeitures. For a discussion of valuation assumptions, see Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 28, 2023.
(3) As of December 31, 2022, Dr. Baker held options for the purchase of 68,356 shares of common stock, 43,356 of which were vested as of such date.
(4) As of December 31, 2022, Mr. Bancroft held options for the purchase of 48,765 shares of common stock, of which 22,176 were vested as of such date.
(5) As of December 31, 2022, Dr. Dahiyat held options for the purchase of 93,356 shares of common stock, 68,356 of which were vested as of such date.
(6) As of December 31, 2022, Dr. Levy held options for the purchase of 118,356 shares of common stock, 93,356 of which were vested as of such date.
(7) As of December 31, 2022, Mr. Profusek held options for the purchase of 118,356 shares of common stock, 93,356 of which were vested as of such date.
(8) As of December 31, 2022, Dr. Yang held options for the purchase of 46,640 shares of common stock, 21,640 of which were vested as of such date.

Outside Director Compensation Policy

Our board of directors has approved a compensation policy for our non-employee directors (the "Outside Director Compensation Policy"). For purposes of the policy, our board of directors has classified each director into one of the two following categories: (1) an "employee director," is a director who is employed by us; and (2) a "non-employee director," is a director who is not an employee director. Only non-employee directors receive compensation under the Outside Director

Compensation Policy. Non-employee directors receive compensation in the form of equity and cash under the Outside Director Compensation Policy, as described below. We believe our Outside Director Compensation Policy provides reasonable compensation to our non-employee directors that is appropriately aligned with our peers and is commensurate with the services and contributions of our non-employee directors. All directors will be reimbursed for expenses in their capacities as directors in accordance with our standard expense reimbursement policy.

Our board of directors amended and restated the Outside Director Compensation Policy to increase the cash retainers paid to directors effective October 1, 2021. The board cash compensation was adjusted based on a competitive market analysis prepared by Compensia, Inc. and was modified as reflected in the table below. Director compensation is typically reviewed on an annual basis.

Position	2022 Annual Cash Retainer
Base Fee	$45,000[1]
Lead Independent Director	24,000
Chairperson Fee	
Audit Committee	20,000
Compensation Committee	15,000
Nomination and Corporate Governance Committee	10,000
Committee Member Fee	
Audit Committee	10,000
Compensation Committee	7,500
Nomination and Corporate Governance Committee	5,000

(1) For service as a non-employee director.

Equity Compensation

Initial Options. Subject to the limits on compensation paid to independent directors set forth in our 2018 Equity Incentive Plan (the "2018 Plan"), under the Outside Director Compensation Policy, each person who first becomes a non-employee director (other than a person that ceases to be an employee of ours but remains a director of ours) will be granted an initial option to purchase shares of our common stock with a grant date fair value of approximately $905,800, which option will be effective on the first trading date on or after the date on which such person first becomes a non-employee director, whether through election by our stockholders or appointment by our board of directors to fill a vacancy. Each initial option will vest as to 1/3rd of the shares subject to the initial option on the one-year anniversary of the date of grant and as to 1/36th of the shares subject to the initial option each month thereafter, in each case, subject to continued service through each applicable vesting date.

Annual Options. Subject to the limits on compensation paid to independent directors set forth in the 2018 Plan, under the 2021 Amended and Restated Outside Director Compensation Policy, each non-employee director is granted an annual option on June 30th of each year (or the preceding trading day, if June 30th is not a trading day) to purchase shares of our common stock with a grant date fair value of approximately $466,200, provided that such director has served on our board of directors for at least the preceding 12 months as of the grant date. Each non-employee director who has served on our board of directors for less than 12 months as of the grant date will receive a prorated award based on the number of days during the prior 12 months such director has served on our board of directors. Each annual option will fully vest on the earlier of (1) the one-year anniversary of the date of grant of the annual option and (2) the day prior to the date of the annual meeting of our stockholders that occurs in the fiscal year following the grant of such annual option, in each case, subject to continued service through the applicable vesting date. Based on the decline in the Company's stock price in February 2022, the board of directors elected to receive an annual option award for 2022 of 25,000 options with a value of $131,965, which was significantly lower than the $466,200 value per the Amended and Restated Outside Director Compensation Policy.

In the event of a change in control of the Company, and unless otherwise agreed, each non-employee director will fully vest in his or her outstanding equity awards, including any initial option or annual option, provided that he or she continues to be a non-employee director through such date.

PROPOSAL NO. 2
ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

Under Section 14A of the Exchange Act, the Company's stockholders are entitled to vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement in accordance with SEC rules (a "say-on-pay" vote).

This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in this proxy statement. The compensation of the Company's named executive officers subject to the vote is disclosed in the section titled Executive Compensation, the compensation tables and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, the Company believes that its compensation policies and decisions are designed to meet two objectives: (1) to attract and retain talented and skilled executives by paying for performance and (2) to align the compensation of our named executive officers with our stockholders through an appropriate mix of short-term and long-term compensation. Compensation of the Company's named executive officers is designed to enable the Company to attract and retain talented and experienced executives to lead the Company successfully in a competitive environment.

Accordingly, our board of directors is asking the stockholders to indicate their support for the compensation of the Company's named executive officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the section titled Executive Compensation, compensation tables and narrative discussion that accompanies the compensation tables, is hereby APPROVED."

Because the vote is advisory, it is not binding on the board of directors, the compensation committee or the Company. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to the board of directors and the compensation committee, and accordingly the board of directors and the compensation committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote on the matter at the annual meeting. Unless the board of directors decides to modify its policy regarding the frequency of soliciting advisory votes on the compensation of the Company's named executive officers, the next scheduled say-on-pay vote will be at the 2024 Annual Meeting of Stockholders.

The Board of Directors recommends a vote "FOR" the advisory approval of our named executive officer compensation.

EXECUTIVE OFFICERS

The following table sets forth the names and positions of our executive officers, including their ages as of April 10, 2023. Officers are elected by the board of directors to hold office until their successors are elected and qualified.

Name	Age	Position
Victor Perlroth, M.D.	50	Chief Executive Officer and Chairman of the Board
Jason Ehrlich, M.D., Ph.D.	47	Chief Medical Officer and Chief Development Officer
John A. Borgeson	61	Executive Vice President and Chief Financial Officer

There are no family relationships among any of the directors or executive officers.

Executive Officers

Victor Perlroth, M.D. See "Board of Directors and Corporate Governance — Continuing Directors" for Dr. Perlroth's biographical information.

Jason Ehrlich, M.D., Ph.D. joined Kodiak as our Chief Medical Officer and Chief Development Officer in September 2018. Dr. Ehrlich, an ophthalmologist, is passionate about improving outcomes for patients with vision-threatening eye diseases through the development of innovative medicines. He is internationally recognized for his leadership and expertise in ophthalmic drug development. Prior to joining Kodiak, Dr. Ehrlich served in an executive capacity as Global Head, Clinical Ophthalmology at Genentech, a member of the Roche Group of pharmaceutical companies. In roles of increasing responsibility at Genentech and Roche from July 2008 to August 2018, Dr. Ehrlich's efforts as lead clinician for Lucentis in diabetic eye disease resulted in a unanimous FDA Advisory Committee vote and the first-ever FDA approval of an intraocular drug for diabetic macular edema. He then championed further expanding the Lucentis labeling into all forms of diabetic retinopathy, resulting in another first-ever FDA approval. Dr. Ehrlich guided the integration of the ophthalmic drug delivery company ForSIGHT VISION4 into Genentech/Roche after its acquisition, including oversight of the successful Phase II study of the ranibizumab Port Delivery System (now FDA-approved as Susvimo). In his work, Dr. Ehrlich has participated in or overseen numerous supplemental biologics license applications and both FDA and European health authority interactions. He led the global development of lampalizumab towards an innovative new therapy for the dry form of age-related macular degeneration, including design and execution of the pivotal Phase III program that included over 1,800 patients, over 275 sites, and more than 20 countries. He also oversaw his team's effort to secure FDA approvals of Lucentis in its prefilled syringe and for choroidal neovascularization due to pathologic myopia, and the successful transition to global Phase III development of faricimab, a novel bispecific antibody for retinal vascular disease (now FDA-approved as Vabysmo). Dr. Ehrlich completed his Ophthalmology residency at Stanford University School of Medicine, earned his M.D. and Ph.D. degrees from Stanford through the NIH-funded Medical Scientist Training Program, and received his A.B. in Molecular Biology *summa cum laude* from Princeton University.

John A. Borgeson joined Kodiak in January 2016 and currently serves as Executive Vice President, Chief Financial Officer and Secretary. Mr. Borgeson brings over 30 years of pharmaceutical industry experience in finance, strategy and operations on a global scale. From January 2013 to December 2015, Mr. Borgeson led finance and administration for a portfolio of private biotech companies, including ALX Oncology. Previously, Mr. Borgeson was a Vice President of Finance at Pfizer Inc. and a member of Pfizer's Global Finance and Business Operations Leadership Team. Mr. Borgeson's roles at Pfizer included finance head for Pfizer's biotherapeutics and bioinnovation group and corporate tax executive with responsibility for the United States and Europe. Mr. Borgeson started his career as an auditor with Ernst & Young and is a certified public accountant (inactive). He has an M.B.A. from R.I.T. and an undergraduate degree from the School of Management at the University at Buffalo (S.U.N.Y.).

EXECUTIVE COMPENSATION

In reviewing this section, please note that, we are a "smaller reporting company" as defined in the Exchange Act and are not required to provide a "Compensation Discussion and Analysis" of the type required by Item 402(b) of Regulation S-K. The following compensation disclosure is intended to comply with requirements applicable to smaller reporting companies. The disclosure in this section is intended to supplement the SEC-required disclosure and is not a Compensation Discussion and Analysis.

Overview

This section discusses our executive compensation program and policies and how and why our compensation committee arrived at specific compensation decisions for our "named executive officers" (also referred to herein as our "NEOs") consisting of the following individuals, who were the only individuals serving as our executive officers at the end of 2022:



Victor Perlroth, M.D.
Chief Executive Officer
and Chairman of the Board



John A. Borgeson
Executive Vice President
and Chief Financial Officer



Jason Ehrlich, M.D., Ph.D.
Chief Medical Officer and
Chief Development Officer

The important features of our executive compensation program include the following:

- **A substantial portion of our executive compensation is delivered through variable incentives that are "at risk"**. We structure a significant portion of our named executive officers' compensation to be variable, at risk and tied directly to our measurable performance. For 2022, approximately 77% of our Chief Executive Officer's total reported compensation and, on average, approximately 68% of our other named executive officers' total reported compensation was at risk, consisting of annual bonuses and long-term incentive compensation granted in the form of stock options to purchase shares of our common stock, as reported in the "2022 Summary Compensation Table."

CEO 2022 Actual Pay Mix



NEO 2022 Avg. Actual Pay Mix



- **Our executive bonuses are entirely dependent on meeting corporate objectives**. Our named executive officers' annual bonus opportunities are entirely dependent upon our achievement of annual corporate objectives established each year. For 2022, our named executive officers received annual bonuses equal to 85% of their target annual bonus opportunity based on our performance as measured against the pre-established corporate goals for 2022.

- **We emphasize long-term equity incentives**. Equity awards are an integral part of our executive compensation program and comprise the primary "at-risk" portion of each named executive officer's compensation package. We have historically granted equity awards primarily in the form of stock options. These awards strongly align our named executive officers' interests with those of our stockholders by providing a continuing financial incentive to maximize long-term value for our stockholders and by encouraging our named executive officers to remain in our long-term employ. Stock options are also the predominant vehicle among biopharmaceutical companies at our stage of development, and the most prevalent type of equity award used by our peer companies. The Company also grants RSU awards as part of the equity award mix from time to time, which we believe improves the balance and risk profile of our executive compensation program, in addition to further incentivizing retention and aligning our named executive officers' interest with those of our stockholders.

- **2021 long-term performance incentive plan, or "2021 LTPIP", aligns management incentives to significant, sustained value creation.** Kodiak stockholders approved the 2021 LTPIP, a unique seven-year equity incentive plan (2021-2028) at a special meeting on October 13, 2021.

  Under the 2021 LTPIP, options are earned primarily based on our stock price meeting or exceeding specified targets between $200 and $800 per share for a period of 90 consecutive trading days.

  Up to 35% of the options can also be earned through the achievement of important operational milestones as follows: (i) up to 25% of the LTPIP options could be earned on approval by the U.S. Food and Drug Administration of a Biologics License Application in respect of a first, second and third major indication (RVO, DME and/or wAMD), and (ii) up to 10% may be earned based on attainment of sales of at least $2.5 billion in a completed fiscal year.

  Even after the LTPIP options are earned as described above, they are subject to additional time-based vesting in substantially equal monthly installments over the remaining portion of the seven-year performance period.

  All of the LTPIP options granted to our NEOs have an exercise price of $88.21 per share and will provide no realizable value to our NEOs unless and until our stock price exceeds $88.21 per share.

  In order to participate in the LTPIP, each NEO had to "opt-in" and agree to forgo a corresponding percentage of annual equity incentive awards for 2021-2028. As a result, Dr. Perlroth's annual incentive awards for those years have or will be reduced by 75%, and Mr. Borgeson's and Dr. Ehrlich's annual incentive awards for those years have or will be reduced by 50%.

- **Change in control benefits are limited to double-trigger payments** which require termination of employment other than for cause or resignation for good reason in connection with a change in control of the Company to trigger payments.

- **We do not provide our named executive officers with any excise tax reimbursement (including "gross up") payments in connection with any payments or benefits received upon a change in control of the Company**.

- **We do not provide our named executive officers with any special health or welfare benefits.** Our named executive officers participate in broad-based Company-sponsored health and welfare benefits programs on the same basis as our other full-time, salaried employees.

- **Our compensation committee has retained an independent third-party compensation consultant** for guidance in analyzing our executive compensation program and making compensation decisions, including market practices, so that our compensation committee can regularly assess our individual compensation packages and total compensation programs against our peer companies, the competitive marketplace and other relevant industry data points.

- **The equity awards granted to our named executive officers have multiple-year vesting requirements**, consistent with our retention objectives.

Overview of Our Executive Compensation Program

Objectives, Philosophy and Elements of Compensation

The overall objectives of our executive compensation program and policies are to:

- attract, retain and motivate superior executive talent;
- provide incentives that reward the achievement of performance goals that directly correlate to the enhancement of stockholder value, as well as to facilitate executive retention; and
- align our executives' interests with those of our stockholders through long-term incentives linked to specific performance.

Our executive compensation program generally consists of, and is intended to strike a balance among, three principal components: base salary, annual bonuses and long-term incentive compensation in the form of equity awards. We also provide our named executive officers with severance and change-in-control payments and benefits, as well as other benefits available to all our employees, including retirement benefits under our Section 401(k) plan and participation in our employee health and welfare benefit plans. The following chart summarizes the objectives and key features of the three primary elements of compensation.

Element of Compensation	Objectives	Key Features
Base Salary (fixed cash)	Provides financial stability and security through a fixed amount of cash for performing job responsibilities.	Generally reviewed annually and determined based on a number of factors (including individual performance, internal equity, retention, expected cost of living increases and the overall performance of our Company) and by reference to market data provided by the compensation committee's compensation consultant.
Annual Bonus ("at-risk" cash)	Motivates and rewards our named executive officers for attaining rigorous annual corporate performance goals that relate to our key business objectives.	Bonus opportunities are entirely dependent upon achievement of specific corporate performance objectives, generally determined by the compensation committee and our board of directors and communicated at the beginning of the year. Actual bonus amounts earned are determined after the end of the year, based on achievement of the pre-established corporate performance objectives.
Long-Term Incentive: LTPIP stock options ("at-risk" equity)	Motivates our named executive officers and eligible employees to create significant stockholder value through a combination of stock price triggers and operational milestones.	Named executive officers and eligible employees were provided a one-time opportunity to 'buy-in' to the 2021 LTPIP via an election and agreement to forgo up to 75% of their annual equity incentive awards for seven years from FY 2021-2028. In return, participants received a one-time grant of performance-based stock options that could potentially provide up to three times more value than the forgone annual equity incentive awards as of 2021.
Long-Term Incentive: Performance stock options ("at-risk" equity)	Motivates our named executive officers to achieve our corporate objectives by tying compensation to the performance of our common stock over the long term and/or the achievement of business, clinical development and regulatory goals over the long term; motivates our named executive officers to remain with the Company by mitigating swings in incentive values during periods when market volatility weighs on our stock price.	Earned portions of the awards begin vesting once the performance milestone is achieved and then vest through the remainder of the seven-year period in equal monthly increments, ensuring a true long-term incentive program.
Long-Term Incentive: Service-based stock options ("at-risk" equity)	Motivates our named executive officers to achieve our business objectives by tying incentives to the appreciation of our common stock over the long term.	Stock options have an exercise price equal to or greater than the fair market value of our common stock on the date of grant. The ultimate value realized, if any, depends on the appreciation of our common stock price and if our stock price does not appreciate, there is no value realized by our executive officers. Stock options may vest based on continued service over a specified period of time and/or achievement of pre-established performance goals.

Element of Compensation	Objectives	Key Features
Long-Term Incentive: RSU awards ("at-risk" equity)	Motivates our named executive officers to achieve our corporate objectives by tying compensation to the performance of our common stock over the long term and/or the achievement of business, clinical development and regulatory goals over the long term; motivates our named executive officers to remain with the Company by mitigating swings in incentive values during periods when market volatility weighs on our stock price.	RSU awards may vest based on continued service over a specified period of time and/or achievement of pre-established performance goals; the ultimate value realized varies with our common stock price.

In evaluating our executive compensation policies and programs, as well as the short-term and long-term value of our executive compensation plans, we consider both the performance and skills of each of our named executive officers, as well as the compensation paid to executives in similar companies with similar responsibilities. We focus on providing a competitive compensation package which provides significant short-term and long-term incentives for the achievement of measurable corporate objectives. We believe that this approach provides an appropriate blend of short-term and long-term incentives to maximize stockholder value.

In determining the aggregate size of equity grants in any given year, the compensation committee (or our board of directors in the case of our Chief Executive Officer) generally considers the same factors described above under "Base Salary" with respect to performance during the prior fiscal year, as well as the criticality of the executive officer to the long-term achievement of corporate goals. The compensation committee also considers the impact of dilution by reviewing overall share utilization and usage.

We do not have any formal policies for allocating compensation among base salary, annual bonus awards and equity awards, short-term and long-term compensation or among cash and non-cash compensation. Instead, the compensation committee uses its judgment to establish a total compensation package for each named executive officer that is a mix of current, short-term and long-term incentive compensation, and cash and non-cash compensation, that it believes appropriate to achieve the goals of our executive compensation program and our corporate objectives. However, a significant portion of the named executive officers' target total direct compensation is comprised of target bonus opportunities and long-term equity awards, in order to align the named executive officers' incentives with the interests of our stockholders and our corporate objectives.

In making executive compensation decisions, the compensation committee generally considers each named executive officer's target total direct compensation, which consists of base salary, target bonus opportunity, which together with base salary we refer to as target total cash compensation and long-term equity awards (valued based on an approximation of grant date fair value).

Role of the Compensation Committee and Executive Officers in Setting Executive Compensation

The compensation committee reviews and oversees our executive compensation program, policies and plans, and it reviews and determines the compensation to be paid to our named executive officers. In making its executive compensation determinations, the compensation committee considers recommendations from our Chief Executive Officer for our named executive officers other than himself. In making his recommendations, our Chief Executive Officer receives internal input from our management team and has access to various third-party compensation surveys and compensation data provided by the compensation consultant to the compensation committee, as described below. While our Chief Executive Officer discusses his recommendations for the other named executive officers with the compensation committee, he is not present and does not participate in the deliberations concerning, or the determination of, his own compensation. In addition to our Chief Executive Officer, our Chief Financial Officer, as well as members of our management team may also attend compensation committee meetings from time to time and may take part in discussions of executive compensation. The compensation committee discusses and makes final determinations with respect to executive compensation matters without any named executive officers present (other than our Chief Executive Officer as described above). The compensation committee makes recommendations to the full board of directors with respect to its determination of compensation and benefits to our CEO.

The compensation committee meets periodically throughout the year to manage and evaluate our executive compensation program, and generally determines the principal components of compensation (base salary, annual bonus and equity awards) for our named executive officers on an annual basis; however, decisions may occur during the year for new hires, promotions or other special circumstances as our compensation committee determines appropriate. The compensation committee does not delegate its authority to approve named executive officer compensation. The compensation committee does not maintain a formal policy for the timing of equity awards to our named executive officers; awards are generally approved at a meeting of the compensation committee approximately midway through each year.

Role of Our Compensation Consultant

The compensation committee has the authority to retain compensation consultants to assist it in fulfilling its responsibilities. For purposes of evaluating 2022 compensation for each of our named executive officers and making 2022 compensation decisions, the compensation committee retained Compensia, a national compensation consulting firm, to assist the compensation committee in reviewing our executive compensation program and to ensure that our compensation programs remain competitive in attracting and retaining talented executives.

During 2022, Compensia assisted the compensation committee in developing a group of peer companies to use as a reference in making compensation decisions, developing the compensation committee's executive pay philosophy, evaluating current pay practices and considering different compensation programs and compensation and corporate governance best practices. As described further below, Compensia also prepared an analysis of our compensation practices with respect to base salaries, annual bonuses and equity awards against competitive market practices. Compensia reports directly to the compensation committee, which maintains the authority to direct Compensia's work and engagement, and advises the compensation committee and our human resources department from time to time. Compensia interacts with management to gain access to Company information that is required to perform its services and to understand the culture and policies of our organization. The compensation committee and Compensia meet in executive session with no members of management present as needed to address various compensation matters, including deliberations regarding our Chief Executive Officer's compensation.

Our compensation committee has assessed the independence of Compensia pursuant to the applicable Nasdaq listing standards and SEC rules, and concluded that Compensia is independent and that the work of Compensia has raised no conflict of interest that would prevent Compensia from independently representing the compensation committee.

Use of Competitive Market Compensation Data

We aim to attract and retain the most highly qualified executive officers in an extremely competitive market. Accordingly, the compensation committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable public companies with which we compete for top talent. To this end, the compensation committee reviews market data for each named executive officer's position, compiled by Compensia as described below, including information relating to the compensation for executive officers in the biopharmaceutical industry.

In developing a proposed list of our peer group companies to be used in connection with making compensation decisions for 2022, Compensia examined our compensation philosophy and selected companies that would be appropriate peers based on geography, industry focus, stage of development and market capitalization. Specifically, companies were selected with the following parameters:

- *Geography:* We focused on biopharmaceutical companies listed on a U.S. national securities exchange with preference for companies with U.S. headquarters.
- *Industry Focus:* We focused on biopharmaceutical companies employing platform technologies to develop high complexity drugs and / or treating complex or high prevalence diseases.
- *Stage of development:* We focused on companies conducting at least one registrational study or early commercial (less than $200 million in annual revenue) companies.
- *Market Capitalization:* We focused on companies with market capitalization representing roughly 1/3 to eight times our market capitalization at the time of evaluation.

Based on these criteria, for 2022, Compensia recommended, and our compensation committee approved the following peer group for use analyzing 2022 compensation:

- AbCellera Biologics
- Adverum Biotechnologies
- Allakos
- Allogene Therapeutics
- Amicus Therapeutics
- Annexon
- Apellis Pharmaceuticals
- Denali Therapeutics
- Fate Therapeutics
- FibroGen
- Forma Therapeutics Holdings

- Global Blood Therapeutics
- Graphite Bio
- Iovance Biotherapeutics
- Mersana Therapeutics
- Nektar Therapeutics
- Ocular Therapeutix
- Prelude Therapeutics
- REGENXBio
- Sage Therapeutics
- TG Therapeutics
- Turning Point Therapeutics

Using the peer companies listed above, Compensia prepared, and the compensation committee reviewed, a range of market data reference points (generally at the 25th, 50th, 60th and 75th percentiles of the market data) with respect to base salary, annual bonuses, equity awards (valued based on an approximation of grant date fair value and as an ownership percentage), target total cash compensation (including base salary and the target annual bonus) and target total direct compensation (total target cash compensation and equity compensation).

The compensation committee reviews these market data reference points and structures each component of compensation, as well as target total direct compensation to be competitive with the market. However, the market data is only one of the factors that the compensation committee considers in making compensation decisions and therefore individual named executive officer compensation may fall above or below these general guidelines.

Factors Used in Determining Executive Compensation

Our compensation committee sets the compensation of our named executive officers at levels it determines to be competitive and appropriate for each named executive officer, using the professional experience and judgment of compensation committee members. Pay decisions are not made by use of a formulaic approach or benchmark; the compensation committee believes executive pay decisions require consideration of a multitude of relevant factors which may vary from year to year. In making executive compensation decisions, the compensation committee generally takes into consideration the following factors:

- Company performance and existing business needs;

- Each named executive officer's individual performance, scope and complexity of job function and the criticality of the skill set of the named executive officer to the Company's future performance;

- The need to attract new talent to our executive team and retain existing talent in a highly competitive industry where we compete for top talent;

- A range of market data reference points, as described above under "Use of Competitive Market Compensation Data"; and

- The recommendations of compensation consultants on compensation policy determinations for our executive officers.

2022 Advisory Vote on Executive Compensation

A substantial majority (approximately 90%) of the votes cast at the 2022 annual meeting of stockholders approved the compensation of our named executive officers described in our 2022 proxy statement. Our compensation committee reviewed the results of the 2022 stockholder advisory vote on NEO compensation as one of the many factors considered in connection with the discharge of its responsibilities. Because a substantial majority of our stockholders at the 2022 annual meeting of stockholders voted to approve the compensation of our named executive officers, our compensation committee did not implement changes to our executive compensation program as a direct result of the stockholder advisory vote.

2022 Executive Compensation Program

Annual Base Salary

In reviewing and adjusting base salaries in June 2022, the compensation committee first assessed current base salary levels against the competitive market analysis prepared by Compensia and determined that certain of our named executive officers trailed the 50th percentile of our 2022 compensation peer group. The compensation committee determined the market 50th percentile remained appropriate for these named executive officers, and necessary to remain competitive with companies with whom we compete. Accordingly, the compensation committee increased the base salaries of the named executive officers to the amounts necessary to set their 2022 base salaries at approximately the 50th percentile of the competitive market data.

Executive	2022 Base Salary as of July 1, 2022	Percentage Increase in Base Salary from July 1, 2021
Victor Perlroth, M.D.	$703,000	3.5%
John A. Borgeson	485,000	4.3%
Jason Ehrlich, M.D., Ph.D.	504,000	3.1%

Annual Bonuses

Our compensation committee approved our annual bonus program for 2022 in early 2022. The 2022 annual bonus each named executive officer was eligible to receive was based on the individual's target bonus, calculated as a percentage of base salary, or target bonus percentage, and the extent to which we achieved the corporate objectives that our board of directors established for the year. There is no specified minimum or maximum bonus percentage or amount established for the named executive officers.

Specifically, the compensation committee determined that the 2022 target bonus percentage should remain at 65% for Dr. Perlroth and 45% for both Mr. Borgeson and Dr. Ehrlich. The compensation committee's decision regarding 2022 target bonus percentages for our NEOs was based on a review of a competitive market analysis prepared by Compensia, as well as an assessment of target bonus percentages appropriate to align us competitively with our 2022 compensation peer group.

In connection with establishing the 2022 annual bonus program, the compensation committee approved the corporate goals identified in the table below. In selecting these goals, the compensation committee believed that they were appropriate drivers for our business, as they supported tarcocimab clinical development and advanced our research and discovery pipeline, all while maintaining a solid financial position, which together, would enhance stockholder value. At the time the 2022 corporate goals were set, the compensation committee and management believed that such goals were challenging and achieving them would require not only continued strong research and product development success, as well as prudent fiscal and legal management, but also a high level of effort and execution on the part of our named executive officers.

The compensation committee also applied a performance weighting to each goal relative to the overall performance of the Company to reflect the prioritization of key business objectives in the table below. No specific individual objectives were established for any of our named executive officers for 2022, so our named executive officers' bonuses were entirely dependent on the achievement of our corporate goals.

During 2022, management reported regularly to the compensation committee on the status of our performance against these goals and in January 2023, the compensation committee evaluated our performance in relation to the 2022 goals.

After consideration of such performance, the compensation committee concluded that 2022 was a year of important accomplishments during which the Company achieved each of our pre-established corporate goals, as further described in the table below. The table below describes each corporate goal as well as the achievements related to each goal.

Corporate Goal	2022 Achievements	Weighting
Advance tarcocimab clinical studies across retinal vascular disease indications	Topline data from our Phase 2b/3 Study of tarcocimab in wet AMD released in February 2022. The study did not meet its primary efficacy endpoint. The study showed 59% of tarcocimab treated patients achieved every 5 month dosing with similar vision and anatomical outcomes as patients treated with aflibercept every other month. Positive topline data from our BEACON Phase 3 study of tarcocimab in RVO announced in August 2022. The study met its primary efficacy endpoint of non-inferior change from baseline in visual acuity at week 24 for patients treated with tarcocimab every other month following two monthly loading doses compared to patients treated with monthly aflibercept. Completed worldwide enrollment of approximately 450 patients each for Phase 3 studies GLEAM/GLIMMER in DME. Completed enrollment of approximately 240 patients for Phase 3 study GLOW in NPDR, 10 months ahead of schedule. Completed enrollment of approximately 550 patients worldwide for our short-interval Phase 3 study DAYLIGHT in wet AMD. Following Phase 2b/3 Study readout, implemented trial protocol changes to ongoing studies GLEAM/GLIMMER in DME and DAYLIGHT in wet AMD to protect high-need patients from potential undertreatment and increase probability of success. Rating: Partially achieved goal	35%
Advance tarcocimab manufacturing and controls towards BLA readiness and commercial supply	Successfully completed manufacturing runs of tarcocimab and ensured clinical supply continuity in support of multiple Phase 3 trials. Significant progress on process characterization, analytical methods development and scale-up planning towards BLA readiness. Advanced tarcocimab commercial supply planning in collaboration with our CDMO partner Lonza, including mechanical completion and recent successful commissioning as a cGMP facility of Ursus, our custom-built commercial scale manufacturing facility. Rating: Achieved goal	25%
Advance tarcocimab messaging and pre-commercial planning	Developed updated messaging and communication around tarcocimab following wet AMD Phase 2b/3 Study and BEACON topline readouts. Continued analysis and planning work in brand development and US commercial requirements / readiness. Rating: Achieved goal	5%
Advance KSI-501 development	Successfully filed IND in 2022, which was cleared by the FDA in early 2023. Phase 1 study currently treating patients. Successfully completed and released cGMP batch of KSI-501 drug product. Rating: Achieved goal	10%
Advance discovery and technology development	Advanced research of monoclonal antibodies and small molecule inhibitors for multifunctional duet and triplet product candidates. Advanced development of Kodiak VETi (Visual Engagement Technology imager) platform towards readiness for pilot clinical testing. Rating: Achieved goal	15%
Manage cash in a manner consistent with our strategy	Ended 2022 with $478.9 million of cash and cash equivalents, which we believe is sufficient to fund to fund our anticipated operating needs for at least 12 months following the filing date of our 2022 Annual Report. Rating: Achieved goal	10%

Based on our performance relative to the 2022 corporate goals, the compensation committee awarded each of our named executive officers an annual bonus equal to 85% of his target bonus opportunity for 2022, as shown in the table below:

Named Executive Officer	2022 Target Bonus[1]	2022 Actual Bonus
Victor Perlroth, M.D.	$449,214	$381,832
John A. Borgeson	213,787	181,719
Jason Ehrlich, M.D., Ph.D.	223,453	189,935

(1) These amounts are based on actual base salaries paid during 2022, which reflect the mid-year adjustments to the named executive officers' respective base salaries.

Long-Term Incentive Compensation

In July 2022, our compensation committee granted an annual service-based equity award to each of our NEOs in the form of an option to purchase common stock.

In determining the form of the annual equity awards for our NEOs, the compensation committee took into consideration both the practices of the companies in our compensation peer group and competitive market data provided by its compensation consultant. The compensation committee determined that the 2022 equity would be in the form of service-based stock options.

In determining the value of these equity awards, the compensation committee considered a competitive market analysis of long-term incentive compensation prepared by Compensia using the 60th percentile of the competitive market data as the starting point and then adjusting the value of the annual equity awards as it deemed appropriate in its discretion. These stock options vest monthly over a four-year period, subject to the NEO's continued service with us through the applicable vesting date.

The table below shows the 2022 annual service-based equity awards approved by the compensation committee for each of our named executive officers and the final awards, after giving effect to each individual's 2021 LTPIP election to forego a portion of the awards.

Named Executive Officer:	2022 Stock Option Grant (# of shares)
Victor Perlroth, M.D.	325,000
John A. Borgeson	142,500
Jason Ehrlich, M.D., Ph.D.	142,500

On October 31, 2021, Kodiak stockholders approved the 2021 LTPIP, which for our NEOs are stock options with an exercise price of $88.21 per share. The options are earned primarily based on Kodiak stock price attaining certain goals between $200 and $800 per share for a period of 90 consecutive trading days. In addition, up to 35% of the options can be earned based on certain operational milestones to the extent that those options have not yet been earned through stock appreciation. Specifically, up to 25% of the LTPIP options could be earned on approval by the U.S. Food and Drug Administration of a Biologics License Application in respect of a first, second and third major indication (RVO, DME and/or wAMD), and up to 10% may be earned based on attainment of sales of at least $2.5 billion in a completed fiscal year. If LTPIP options are earned based on the foregoing, they would then become eligible to vest based on time in substantially equal monthly installments over the period of time remaining in the seven-year performance period. In order to participate in the LTPIP, each NEO had to "opt-in" and agree to forgo a corresponding percentage of annual equity incentive awards for the seven-year period from 2021 to 2028. As a result, Dr. Perlroth's 2021 annual incentive awards were reduced by 75%, and Mr. Borgeson's and Dr. Ehrlich's 2021 annual incentive awards were reduced by 50%. Each NEO's annual awards over the next six years will also be reduced by the same respective percentages. During 2022, the equity incentive awards granted to the NEOs factored in each individual's 2021 LTPIP election to forego a portion of the awards.

Timing of Equity Award

Annual grants of equity awards to our named executive officers are generally determined and approved at compensation committee meetings, with such meeting date typically serving as the grant date. However, the compensation committee may sometimes approve the grant of equity awards to our named executive officers and other employees in advance of its next scheduled meeting, either at a special meeting or by unanimous written consent, in connection with certain new hires, promotions and other circumstances where the compensation committee deems it appropriate to grant such awards. The grant dates for these equity awards are typically the same date that a newly hired executive officer begins employment or the effective date of an executive officer's promotion, as applicable. All stock options are granted with an exercise price that is not less than the closing price of our common stock on the grant date. We have no plan or practice to time option grants in coordination with the release of non-public information, and we do not time the release of non-public information to affect the value of executive compensation.

Other Features of Our Executive Compensation Program

Employment Agreements with Our Named Executive Officers

We entered into employment agreements with each of our named executive officers upon their initial commencement of employment with us. Each of our named executive officers is employed "at will" and may be terminated at any time for any reason. All of our named executive officers are eligible for severance and change in control payments and benefits pursuant to the terms of their respective employment agreements, the terms of which are described below under "Severance and Change in Control Payments and Benefits" and "Executive Employment Contracts and Change in Control Arrangements."

Severance and Change in Control Payments and Benefits

The employment agreements with our named executive officers provide for certain severance payments and benefits (cash payments, payments for benefits continuation and equity acceleration) upon a termination of employment without cause or resignation for good reason, either outside of or within the three months prior to or 24 months following a corporate transaction. We do not provide any excise or other tax reimbursement (including "gross up") payments in connection with severance or change in control transactions. Our compensation committee periodically reviews the severance payments and benefits that we provide, including by reference to market data, to ensure that the payments and benefits remain appropriately structured and at reasonable levels. The compensation committee believes that that severance protection payments and benefits are necessary to provide stability among our named executive officers, serve to focus our named executive officers on our business operations, and avoid distractions in connection with a potential change in control transaction or period of uncertainty. A more detailed description of the severance payments and benefits for each of our named executive officers is provided below under "Executive Employment Contracts and Change in Control Arrangements."

Regardless of the manner in which a named executive officer's service terminates, the named executive officer is entitled to receive amounts earned during his term of service, including base salary earned and unused vacation pay.

Section 401(k) Plan and Health Benefits

We maintain a Section 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees, including our named executive officers, are able to defer eligible compensation subject to applicable annual limits under the Internal Revenue Code of 1986, as amended (the "Code"). All participants' interests in their deferrals are 100% vested when contributed. In 2019, we amended the Section 401(k) Plan to provide employer matching contributions of 100% of employee contributions up to a maximum of 50% of the individual maximum contribution limit allowed under the Internal Revenue Service rules. Company matching contributions for the Section 401(k) plan became effective January 1, 2019. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The Section 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the Section 401(k) plan and earnings on those contributions are generally not taxable to the employees until distributed from the Section 401(k) plan, and all contributions are deductible by us when made. The Section 401(k) plan also permits contributions to be made on a post-tax basis for those employees participating in the Roth 401(k) plan component.

In addition, we provide health benefits to our named executive officers, on the same basis as to all of our full-time employees. These benefits include, but are not limited to, medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans.

Perquisites and Other Personal Benefits

We generally do not offer perquisites or personal benefits to our named executive officers, although we may from time to time provide reasonable relocation, signing bonuses, retention bonuses, or other benefits to our named executive officers as our compensation committee determines appropriate. In 2022, we paid Dr. Ehrlich a monthly housing and travel allowance, as reported in the "2022 Summary Compensation Table." The compensation committee determined that such benefits were reasonable and necessary component of Dr. Ehrlich's compensation.

Accounting and Tax Considerations

Under Financial Accounting Standard Board ASC Topic 718, or ASC 718, the Company is required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis according to ASC 718.

Under Section 162(m) of the Code ("Section 162(m)"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible.

Although the compensation committee will continue to consider tax implications as one factor in determining executive compensation, the compensation committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for our named executive officers in a manner consistent with the goals of our executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m). The compensation committee also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Compensation Recovery ("Clawback") Policy

As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, the Chief Executive Officer and Chief Financial Officer may be legally required to reimburse our Company for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of section 304 of the Sarbanes-Oxley Act of 2002. In addition, we intend to implement a Dodd-Frank Wall Street Reform and Consumer Protection Act-compliant clawback policy as soon as, and to the extent that, the requirements of such clawbacks are finalized by the SEC.

2022 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during 2022 and 2021. Note that the large amounts for 2021 appearing in the "Option Awards" column of the summary compensation table reflect principally special one-time LTPIP awards calculated by reference to awards only a seven-year period (plus annual grants). See the description of LTPIP awards, which represent most of the 2021 awards, under "Executive Compensation" above.

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3][4]	Total
Victor Perlroth, M.D[3]							
Chief Executive Officer and Chairman of the Board	2022	$691,000	$ —	$ 1,915,745[10]	$381,832	$10,844	$ 2,999,421
	2021	655,000	—	112,193,072[6][7][8]	512,791	10,344	113,371,207
John A. Borgeson[4]							
Executive Vice President and Chief Financial Officer	2022	475,000	—	839,981[10]	181,719	10,802	1,507,502
	2021	453,000	1,323,150[9]	25,844,150[6][7][8]	241,200	10,302	27,871,802
Jason Ehrlich, M.D., Ph.D.[5]							
Chief Medical Officer and Chief Development Officer	2022	496,500	—	839,981[10]	189,935	99,381	1,625,797
	2021	479,000	1,323,150[9]	25,844,150[6][7][8]	254,948	45,303	27,946,551

(1) The dollar amounts in this column represent the aggregate grant date fair value of RSU awards and stock option awards granted under the 2018 Plan and 2021 LTPIP Plan during each calendar year, and do not necessarily represent the actual value that may be realized by the named executive officers. The LTPIP awards are stock options with an exercise price of $88.21 per share, which were approved by stockholders on October 31, 2021, and are earned primarily based on Kodiak stock price attaining certain goals between $200 and $800 per share for a period of 90 consecutive trading days, as further described above under "Long-Term Incentive Compensation." These amounts have been computed in accordance with FASB ASC Topic 718. Pursuant to SEC rules, the

amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 12 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. See Grants of Plan-Based Awards section below for further details.

(2) Amounts for 2022 and 2021 represent cash bonuses earned in that year and paid in the subsequent year based on achievement of performance goals and other factors deemed relevant by our Board and compensation committee.

(3) "All Other Compensation" for Dr. Perlroth includes matching of contributions made under the Company's Section 401(k) plan as well as term life insurance premiums paid by us on behalf of the named executive officers. All of these benefits are provided to the named executive officers on the same terms as provided to all of our regular full-time employees.

(4) "All Other Compensation" for Mr. Borgeson includes matching of contributions made under the Company's Section 401(k) plan as well as term life insurance premiums.

(5) "All Other Compensation for Dr. Ehrlich includes matching of contributions made under the Company's Section 401(k) plan, term life insurance premiums and amounts paid to Dr. Ehrlich relating to his housing and travel allowance.

(6) In February 2021, the compensation committee approved a special performance-based stock option grant for our named executive officers as a result of the Company's extraordinary performance in fiscal year 2020. Pursuant to FASB ASC Topic 718, these performance equity awards granted in 2021 are reported in their year of grant, i.e. 2021, even though the award relates to service performed in 2020. The aggregate grant fair value as of the grant date of the special performance-based stock option grant to our named executive officers is $4,644,600 for Dr. Perlroth, $1,161,150 for Mr. Borgeson, and $1,161,150 for Dr. Ehrlich.

(7) In August 2021, the Company granted performance-based stock options ("2021 Aug PSO"). These stock options will vest upon the achievement of specific clinical development milestones with the percentage of shares earned being dependent on the relative total stockholder return over the performance period. As of the grant date, the requisite performance criteria for the 2021 Aug PSO were considered to be not probable; the "Option Awards" column for 2021 thus does not include any value relating to the 2021 Aug PSO.
For Dr. Perlroth, the maximum potential value of the 2021 Aug PSO on the grant date is $4,149,000, of which 75%, or $3,111,750, has been forgone for the options granted under the 2021 LTPIP.
For Mr. Borgeson, the maximum potential value of the 2021 Aug PSO on the grant date is $2,074,500, of which 50%, or $1,037,250, has been forgone for the options granted under the 2021 LTPIP.
For Dr. Ehrlich, the maximum potential value of the 2021 Aug PSO on the grant date is $2,074,500, of which 50%, or $1,037,250, has been forgone for the options granted under the 2021 LTPIP.

(8) Pursuant to SEC rules, as the options granted under the 2021 LTPIP were considered to be a modification under ASC 718, the amount reported for 2021 in the "Option Awards" column includes both the aggregate grant date fair value of the time-based options granted during the year and the incremental fair value of the options granted under 2021 LTPIP.
Dr. Perlroth, Mr. Borgeson and Dr. Ehrlich elected to forgo 75%, 50% and 50% of their options for the seven years beginning in 2021 in favor of options granted under the 2021 LTPIP.
The incremental fair value of the options granted under the 2021 LTPIP for Dr. Perlroth, Mr. Borgeson and Dr. Ehrlich were $95,546,310, $22,192,925 and $22,192,925, respectively.

(9) Pursuant to SEC rules, as the options granted under the 2021 LTPIP were considered to be a modification under ASC 718, the 2021 "Stock Awards" represent the aggregate grant date fair value of the time-based RSU awards granted during the year. Mr. Borgeson and Dr. Ehrlich each elected to forgo 50%, or $661,575, of their RSU awards granted during the year for the options granted under the 2021 LTPIP.

(10) In order to participate in the LTPIP, each NEO had to "opt-in" and agree to forgo a corresponding percentage of annual equity incentive awards for years 2021-2028. As reflected, Dr. Perlroth's 2022 annual incentive awards were reduced by 75%, and Mr. Borgeson's and Dr. Ehrlich's 2022 annual incentive awards were reduced by 50%.

2022 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents information concerning equity awards held by our named executive officers as of December 31, 2022.

Name	Vesting Commencement Date	Option Awards					Stock Awards	
		Number of Securities Underlying Option (#)						
		Exercisable (#)	Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Share or Units of Stock That Have Not Vested ($)[8]
Victor Perlroth, M.D.	7/1/2022	33,854	291,146[3][4]		8.15	7/5/2032	—	—
	2/16/2022	27,500	32,500[3][6]	—	131.44	2/21/2031	—	—
	10/13/2021	—	—	2,177,334[3][11]	88.21	10/13/2031	—	—
	8/12/2021	—	—	25,000[3][9]	88.21	8/12/2031	—	—
	6/30/2021	22,593	37,657[3][4]	—	88.21	8/11/2031	—	—
	6/11/2021	55,924	55,926[3][7]	—	73.51	12/30/2029	—	—
	6/30/2020	154,686	92,812[3][4]	—	54.12	6/29/2030	—	—
	12/30/2019	181,125	60,375[3][4]	—	73.51	12/29/2029	—	—
	7/16/2019	206,281	35,219[3][4]	—	14.23	7/15/2029	—	—
	10/3/2018	450,659	90,132[1][2]	—	10.00	9/30/2028	—	—
	3/1/2018	600,000	—[2][3][4]	—	5.38	4/2/2028	—	—
	9/8/2015	300,000	—[2][3][4]	—	1.04	6/22/2026	—	—
John A. Borgeson	7/1/2022	14,843	127,657[4]		8.15	7/5/2032	—	—
	2/16/2022	6,875	8,125[6]	—	131.44	2/21/2031	—	—
	10/13/2021	—	—	500,000[11]	88.21	10/13/2031	—	—
	8/12/2021	—	—	25,000[9]	88.21	8/12/2031	—	—
	6/30/2021	9,375	15,625[4]	—	88.21	8/11/2031	—	—
	6/15/2021	—	—	—	—	—	5,625[7]	40,275
	6/11/2021	9,624	9,626[7]	—	73.51	12/30/2029	—	—
	6/11/2021	—	—	—	—	—	6,050[10]	43,318
	6/30/2020	28,851	17,312[4]	—	54.12	6/29/2030	—	—
	6/15/2020	—	—	—	—	—	7,238[7]	51,824
	12/30/2019	50,625	16,875[4]	—	73.51	12/29/2029	—	—
	7/16/2019	57,656	9,844[4]	—	14.23	7/15/2029	—	—
	10/3/2018	134,718	26,944[1][2]	—	10.00	9/30/2028	—	—
	3/1/2018	200,000	—[2][4]	—	5.38	4/2/2028	—	—
	1/1/2016	88,614	—[2][3][4]	—	1.04	6/22/2026	—	—
Jason Ehrlich, M.D., Ph.D.	7/1/2022	14,843	127,657[4]		8.15	7/5/2032	—	—
	2/16/2022	6,875	8,125[6]	—	131.44	2/21/2031	—	—
	10/13/2021	—	—	500,000[11]	88.21	10/13/2031	—	—
	8/12/2021	—	—	25,000[9]	88.21	8/12/2031	—	—
	6/30/2021	9,375	15,625[4]	—	88.21	8/11/2031	—	—
	6/15/2021	—	—	—	—	—	5,625[7]	40,275
	6/11/2021	9,224	9,226[7]	—	73.51	12/30/2029	—	—
	6/11/2021	—	—	—	—	—	5,800[10]	41,528
	6/30/2020	28,851	17,312[4]	—	54.12	6/29/2030	—	—
	6/15/2020	—	—	—	—	—	7,238[7]	51,824
	12/30/2019	69,750	23,250[4]	—	73.51	12/29/2029	—	—
	7/16/2019	79,437	13,563[4]	—	14.23	7/15/2029	—	—
	10/3/2018	45,346	9,447[1][2]	—	10.00	9/30/2028	—	—
	9/1/2018	218,538	—[2][5]	—	10.29	8/29/2028	—	—

(1) Vests over five years in equal monthly installments, subject to continued service on the applicable vesting date.

(2) Vesting is subject to the vesting acceleration provisions set forth in the named executive officer's employment agreement. See "Executive Employment Contracts and Change in Control Arrangements" above for more information on vesting acceleration.

(3) Subject to an early exercise right and may be exercised in full prior to vesting of the shares underlying such option.

(4) Vests over four years in equal monthly installments, subject to continued service on the applicable vesting date.

(5) Vests as to 25% of the shares on the first anniversary of the vesting commencement date, with the remainder vesting in equal monthly installments over the following 36 months, subject to continued service through the applicable vesting date.

(6) Vests as to 25% of the shares on the vesting commencement date with the remainder vesting in 36 successive equal monthly installments over the following 36 months, subject to continued service on the applicable vesting date.

(7) Vests over four years in equal annual installments.

(8) The market value of unvested shares is calculated by multiplying the number of unvested shares by the closing market price of our common stock on Nasdaq on December 30, 2022, the last trading day of the year, which was $7.16 per share.

(9) Vests subject to the achievement of specific clinical development milestones with the percentage of shares earned being dependent on the relative total stockholder return over the performance period. The remaining shares will then vest in 12 successive equal monthly installments after the performance criteria is achieved.

(10) Vests as to 25% of the shares on the vesting commencement date, with the remainder vesting in annual installments over the following 3 years, subject to continued service through the applicable vesting date.

(11) Vesting conditions applicable to the 2021 LTPIP awards.

Executive Employment Contracts and Change in Control Arrangements

Victor Perlroth, M.D.

Our Chief Executive Officer and Chairman, Dr. Perlroth's annual base salary is $703,000 and he is eligible for an annual incentive payment equal to 65% of his base salary, subject to achievement of performance metrics. We entered into an employment agreement with Dr. Perlroth in September 2018. The employment agreement has no specific term and constitutes at-will employment.

Dr. Perlroth's employment agreement also provides that if his employment is terminated by us without "cause", or he terminates his employment for "good reason" (as such terms are defined in his employment agreement), he is entitled to (1) a lump sum payment equal to 18 months of base salary, (2) a lump sum payment equal to his maximum target annual bonus, prorated for the portion of the fiscal year elapsed as of the termination date (or if the termination occurs during the period beginning three months prior to and ending 24 months after a "corporate transaction" (as defined in his employment agreement), 150% of his maximum target annual bonus, without proration), (3) if he elects to continue receiving health care and dental coverage under COBRA, our payment of the portion of premiums for such continuation coverage that we pay for active and similarly situated employees for up to 18 months, or if such payments are not permitted by law, monthly taxable payments to him in lieu of our payment of such COBRA premiums, and (4) accelerated vesting of his outstanding equity awards equal to the portion of the equity awards that would have vested had he continued to be employed by us during the 12-month period after his termination (or if his termination occurs on or within 24 months of a corporate transaction, 100% of the unvested portions of the equity awards). In addition, if on the date 24 months immediately following the consummation of any corporate transaction Dr. Perlroth is providing services to the acquiring company (or its subsidiaries or parent) as either an employee or a consultant, then 100% of Dr. Perlroth's outstanding equity awards will vest. The receipt of payments and benefits specified in this paragraph is conditioned upon Dr. Perlroth's execution and non-revocation of a customary release of claims with us.

For information regarding Dr. Perlroth's outstanding equity awards as of December 31, 2022, see the section captioned "2022 Outstanding Equity Awards at Fiscal Year End," including with respect to acceleration of vesting provisions that apply to certain of his equity awards in certain circumstances.

John A. Borgeson

Our Executive Vice President, Chief Financial Officer and Secretary, Mr. Borgeson's annual base salary is $485,000, and he is eligible for an annual incentive payment equal to 45% of his base salary, subject to achievement of performance metrics. We entered into an employment agreement with Mr. Borgeson in September 2018. The employment agreement has no specific term and constitutes at-will employment.

Mr. Borgeson's employment agreement also provides that if his employment is terminated by us without "cause", or he terminates his employment for "good reason" (as such terms are defined in his employment agreement), he is entitled to (1) a lump sum payment equal to nine months base salary (or if the termination occurs during the period beginning three months prior to and ending 24 months after a "corporate transaction" (as defined in his employment agreement), 12 months base salary), (2) a lump sum payment equal to his maximum target annual bonus, prorated for the portion of the fiscal year elapsed as of the termination date (or if the termination occurs during the period beginning three months prior to and ending 24 months after a corporate transaction, 100% of his maximum target annual bonus, without proration), (3) if he elects to continue receiving health care and dental coverage under COBRA, our payment of the portion of premiums for such continuation coverage that we pay for active and similarly situated employees for up to nine months (or if the termination occurs during the period beginning three months prior to and ending 24 months after a corporate transaction, for up to 12 months), or if such payments are not permitted by law, monthly taxable payments to him in lieu of our payment of such COBRA premiums, and (4) accelerated vesting of his outstanding equity awards equal to the portion of the equity awards that would have vested had he continued to be employed by us during the 12-month period after his termination (or if his termination occurs on or within 24 months of a corporate transaction, 100% of the unvested portions of the equity awards). In addition, if on the date 24 months immediately following the consummation of any corporate transaction Mr. Borgeson is providing services to the acquiring company (or its subsidiaries or parent) as either an employee or a consultant, then 100% of Mr. Borgeson's outstanding equity awards will vest. The receipt of payments and benefits specified in this paragraph is conditioned upon Mr. Borgeson's execution and non-revocation of a customary release of claims with us.

For information regarding Mr. Borgeson's outstanding equity awards as of December 31, 2022, see the section captioned "2022 Outstanding Equity Awards at Fiscal Year End," including with respect to acceleration of vesting provisions that apply to certain of his equity awards in certain circumstances.

Jason Ehrlich, M.D., Ph.D.

Our Chief Medical Officer and Chief Development Officer, Dr. Ehrlich's annual base salary is $504,000, and he is eligible for an annual incentive payment equal to 45% of his base salary, subject to achievement of performance metrics. We entered into an amended employment agreement with Dr. Ehrlich in September 2018. The employment agreement has no specific term and constitutes at-will employment.

Dr. Ehrlich's amended employment agreement also provides that if his employment is terminated by us without cause, or he terminates his employment for "good reason" (as such terms are defined in his employment agreement), he is entitled to (1) a lump sum payment equal to nine months base salary (or if the termination occurs during the period beginning three months prior to and ending 24 months after a "corporate transaction" (as defined in his amended employment agreement) and ending 24 months after a corporate transaction, 12 months' base salary), (2) a lump sum payment equal to his maximum target annual bonus, prorated for the portion of the fiscal year elapsed as of the termination date (or if the termination occurs during the period beginning three months prior to and ending 24 months after a corporate transaction, 100% of his maximum target annual bonus, without proration), (3) if he elects to continue receiving health care and dental coverage under COBRA, our payment of the portion of premiums for such continuation coverage that we pay for active and similarly situated employees for up to nine months (or if the termination occurs during the period beginning three months prior to and ending 24 months after a corporate transaction, for up to 12 months), or if such payments are not permitted by law, monthly taxable payments to him in lieu of our payment of such COBRA premiums, and (4) accelerated vesting of his outstanding equity awards equal to the portion of the equity awards that would have vested had he continued to be employed by us during the 12-month period after his termination (or if his termination occurs on or within 24 months of a corporate transaction, 100% of the unvested portions of the equity awards). In addition, if on the date 24 months immediately following the consummation of any corporate transaction Dr. Ehrlich is providing services to the acquiring company (or its subsidiaries or parent) as either an employee or a consultant, then 100% of Dr. Ehrlich's outstanding equity awards will vest. The receipt of payments and benefits specified in this paragraph is conditioned upon Dr. Ehrlich's execution and non-revocation of a customary release of claims with us.

For information regarding Dr. Ehrlich's outstanding equity awards as of December 31, 2022, see the section captioned "2022 Outstanding Equity Awards at Fiscal Year End," including with respect to acceleration of vesting provisions that apply to certain of his equity awards in certain circumstances.

Equity Plans

The 2021 LTPIP provides that in the event of a "change in control" (as defined in the 2021 LTPIP), each outstanding award will be earned as to an applicable percentage of the award based on the per share consideration received by the Company's stockholders in such change in control transaction meeting or exceeding the corresponding stock price goal, in accordance with the performance-based vesting requirement, with pro-rata vesting between stock price goals. To the extent less than 35% of the award has vested upon a change in control based on the performance-based requirement, then the award remains eligible to be earned based on the attainment of the operational milestones. The earned award then vests and becomes exercisable in accordance with the service-based requirement; provided, however, that, subject to the participant's timely execution and delivery of a release and waiver of claims agreement, if (1) on the date 24 months immediately following a change in control, the participant is providing services to the acquiring company as either an employee or a consultant or (2) within 24 months following a change in control, the participant's employment is terminated without cause, or by the participant for good reason, then in either case, 100% of the portion of the award that has been earned but remains unvested based on the service-based requirement will vest and become exercisable in full, effective as of the date the release becomes effective. In addition, in the event that a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest and the participant will have the right to exercise the portion of the award that has been earned as of the date of such change in control. If an award is not assumed or substituted, the administrator will notify the participant in writing or electronically that such award will be exercisable for a period of time determined by the administrator in its sole discretion and the award will terminate upon the expiration of such period. For additional details regarding the vesting conditions applicable to the 2021 LTPIP awards.

The 2018 Plan provides that in the event of our merger with or into another corporation or other entity or a "change in control" (as defined in the 2018 Plan), each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Under our 2015 Share Incentive Plan (the "2015 Plan"), unless otherwise described in an award agreement, in the event of a corporate transaction (as defined in the 2015 Plan), each outstanding option will either be (1) assumed or an equivalent option or right will be substituted by the successor corporation (or a parent or subsidiary of the successor corporation), or (2) terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the portion of the shares underlying the portion of the option that is vested and exercisable immediately prior to the consummation of the corporate transaction over the per share exercise price of the option. If the successor corporation (or a parent or subsidiary of the successor corporation) does not agree to such assumption, substitution, or exchange, each such option will terminate upon the completion of the corporate transaction. Unless a participant's award agreement, employment agreement or other written agreement provides otherwise, if the corporate transaction constitutes a triggering event (as defined in the 2015 Plan) and any outstanding option held by a participant is to be terminated (in whole or in part), each such option will become fully vested and exercisable before the completion of the triggering event at such time and on such conditions as the administrator determines. The administrator will notify the participant that the option will terminate at least five days before the date the option terminates.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between "compensation actually paid" to our named executive officers and certain financial performance of the Company for the past two fiscal years.

Year[1]	Summary Compensation Table Total for PEO[2][3]	Compensation Actually Paid to PEO[4]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return[5]	Net Income (Loss)[6]
2022	$ 2,999,421	$(118,830,622)	$ 1,566,650	$(32,548,607)	$ 4.87	$(333,823,000)
2021	113,371,207	26,950,967	27,909,177	4,216,112	57.71	(266,990,000)

(1) We are a smaller reporting company pursuant to Rule 405 of the Securities Act of 1933, as amended (the "Securities Act"), and as such, are only required to include information for the past two fiscal years in this table.

(2) Victor Perlroth served as the principal executive officer ("PEO") of the Company during 2022 and 2021.

(3) The dollar amounts reported as total compensation for the Company's PEO and the average of the amounts reported for the Company's other named executive officers (excluding Dr. Perlroth) as a group ("Non-PEO NEOs") for each corresponding year are the amounts reported in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – 2022 Summary Compensation Table" of this Proxy Statement and the Company's proxy statement for fiscal year 2021. The names of each of the Non-PEO NEOs included for purposes of calculating the average amounts in each of 2021 and 2022 are John A. Borgeson and Jason Ehrlich.

(4) The dollar amounts reported as "compensation actually paid" to the Company's PEO and the average amount reported as "compensation actually paid" to the Non-PEO NEOs, are computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amounts of compensation earned by or paid to such PEO and Non-PEO NEOs during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to total reported compensation for each year to determine the compensation actually paid to the PEO and the average compensation actually paid to the Non-PEO NEOs:

Year	Position	Reported Summary Compensation Table Total for PEO	(Less): Reported Value of Equity Awards[A]	Plus: Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year[B]	Plus: Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years[B]	Plus: Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year[B]	Plus: Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year[B]	Equals: Compensation Actually Paid to PEO
2022	PEO	$ 2,999,421	$ (1,915,745)	$ 1,509,031	$(100,746,384)	$215,428	$(20,892,374)	$(118,830,622)
2021	PEO	113,371,207	(112,193,072)	85,910,215	(41,635,363)	469,761	(18,971,781)	26,950,967

Year	Position	Average Reported Summary Compensation Table Total for Non-PEO NEOs	(Less): Average Reported Value of Equity Awards[A]	Plus: Average Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year[B]	Plus: Average Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years[B]	Plus: Average Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year[B]	Plus: Average Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year[B]	Equals: Average Compensation Actually Paid to Non-PEO NEOs
2022	Non-PEO NEOs	$ 1,566,650	$ (839,981)	$ 661,656	$ (26,037,092)	$ 94,453	$ (7,994,292)	$ (32,548,607)
2021	Non-PEO NEOs	27,909,177	(25,844,150)	21,951,626	(13,403,722)	194,935	(6,591,754)	4,216,112

(A) The grant date fair value of equity awards represents for the PEO, the total, and for the Non-PEO NEOs as a group, the average of the total, of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(B) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following (all shown as averages for the Non-PEO NEOs as a group): (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the change in fair value during the current year of any equity awards granted in a prior year that are outstanding and unvested as of the end of the year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; and (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value.

(5) Cumulative total shareholder return ("TSR") is calculated by dividing (a) the sum of (i) the cumulative amount of dividends on our common stock for the measurement period (if any), assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period.

(6) The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table above.

Compensation Actually Paid and Cumulative TSR

We believe the compensation paid to our executives demonstrates our commitment to aligning long-term equity incentives with the interests of our stockholders. The substantial drop in Kodiak's share price in 2022 following our Phase 2b/3 study in wet AMD topline data release significantly impacted compensation actually received by our executives in 2022.

The following graph sets forth the relationship between compensation actually paid ("CAP") to our PEO, the average of compensation actually paid to the Non-PEO NEOs, and the Company's cumulative TSR over the two most recently completed fiscal years.



Compensation Actually Paid and Net Income (Loss)

The following graph sets forth the relationship between compensation actually paid to our PEO, the average of compensation actually paid to our other NEOs, and the Company's net income (loss) over the two most recently completed fiscal years.



All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the board of directors has appointed PricewaterhouseCoopers LLP, independent registered public accountants, to audit our financial statements for the year ending December 31, 2023. During the year ended December 31, 2022, PricewaterhouseCoopers LLP served as our independent registered public accounting firm.

Notwithstanding its selection and even if our stockholders ratify the selection, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of Kodiak Sciences Inc. and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023. Our audit committee is submitting the selection of PricewaterhouseCoopers LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of PricewaterhouseCoopers LLP will be present via webcast at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

If the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the audit committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table summarizes the aggregate fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, for 2022 and 2021.

	Year Ended December 31,	
Fee Category	**2022**	**2021**
Audit fees[1]	$954,300	$1,501,542
Audit-related fees	—	—
Tax fees	—	—
All other fees[2]	900	900
Total fees	955,200	1,502,442

(1) Audit fees consist of fees billed for professional services performed by PricewaterhouseCoopers LLP for the audit of our annual consolidated financial statements, the review of interim financial statements, and related services that are normally provided in connection with our SEC filings.
(2) All other fees include any fees billed that are not audit, audit related or tax fees. These fees correspond to fees associated with the annual subscription to PwC's disclosure checklist tool.

Auditor Independence

In 2022, there were no other professional services provided by PricewaterhouseCoopers LLP that would have required the audit committee to consider their compatibility with maintaining the independence of PricewaterhouseCoopers LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Pursuant to its charter, the audit committee must review and approve, in advance, the scope and plans for the audits and the audit fees and approve in advance (or, where permitted under the rules and regulations of the SEC, subsequently) all non-audit services to be performed by the independent auditor that are not otherwise prohibited by law and any associated fees. The audit committee has the ability to delegate certain of its powers to a subcommittee of its members, but at present maintains all its powers at the committee level. All fees paid to PricewaterhouseCoopers LLP for 2022 were pre-approved by our audit committee.

> **The Board of Directors recommends a vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP for the year ending December 31, 2022.**

AUDIT COMMITTEE REPORT

The audit committee reviewed and discussed the audited financial statements for fiscal year 2022 with management and the independent registered public accounting firm. The audit committee also instructed the independent registered public accounting firm that the audit committee expects to be advised if there are any subjects that require special attention.

The audit committee discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The audit committee has also received the written disclosures and the letter from the independent registered public accounting firm, PricewaterhouseCoopers LLP, required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP that firm's independence.

Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

The audit committee of the board of directors of Kodiak Sciences Inc.:

Charles A. Bancroft (Chairperson)
Bassil I. Dahiyat, Ph.D.
Taiyin Yang, Ph.D.

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2023 for:

- each person who we know beneficially owns more than 5% of our common stock;

- each of our directors;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

The percentage of beneficial ownership shown in the table is based upon 52,339,104 shares outstanding as of March 31, 2023.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after March 31, 2023. Certain of the options granted to our named executive officers and directors may be exercised prior to the vesting of the underlying shares. We refer to such options as being "early exercisable." Shares of common stock issued upon early exercise are subject to our right to repurchase such shares until such shares have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Kodiak Sciences Inc., 1200 Page Mill Road, Palo Alto, CA 94304.

Name of Beneficial Owner	Shares	Percentage
5% Stockholders:		
Entities affiliated with Baker Bros. Advisors LP[1]	17,310,490	33.1%
Victor Perlroth, M.D.[2]	7,580,695	13.2
Entities affiliated with BlackRock, Inc.[3]	4,287,809	8.2
Directors and Named Executive Officers:		
Victor Perlroth, M.D.[2]	7,580,695	13.2
John A. Borgeson[4]	824,805	1.6
Jason Ehrlich, M.D., Ph.D.[5]	585,593	1.1
Felix J. Baker, Ph.D.[6]	17,353,846	33.1
Charles A. Bancroft[7]	49,713	*
Bassil I. Dahiyat, Ph.D.[8]	68,356	*
Richard S. Levy, M.D.[9]	94,356	*
Robert A. Profusek, J.D.[10]	103,356	*
Taiyin Yang, Ph.D.[11]	21,640	*
All directors and executive officers as a group (9 persons)[12]	26,682,360	45.4

(*) Less than one percent.

(1) As reported to us, in connection with the filing of the registration statement on Form S-3 (333-271043), the shares of common stock beneficially owned by Baker Bros. Advisors LP are the following: (i) 1,342,986 shares of common stock held by 667, L.P., or 667 and (ii) 15,967,504 shares of common stock held by Baker Brothers Life Sciences, L.P., or BBLS. BBA is the management company and investment adviser to 667 and BBLS and may be deemed to beneficially own all shares held by 667, BBLS, and Felix J. Baker. Baker Bros. Advisors (GP) LLC, or BBA-GP, is the sole general partner of BBA. Julian C. Baker and Felix J. Baker have voting and investment power over the shares held by each of 667 and BBLS, as managing members of BBA-GP. Felix J. Baker, BBA and BBA-GP disclaim beneficial ownership of all shares held by 667 and BBLS, except to the extent of their indirect pecuniary interest therein. BBA's address is 860 Washington Street, 3rd Floor, New York, New York 10014.

(2) Consists of (a) 2,108,038 shares of common stock held directly by Dr. Perlroth; (b) 4,885,657 shares subject to options held by Dr. Perlroth that are immediately exercisable or exercisable within 60 days of March 31, 2023 including 2,202,334 shares subject to options with performance-based milestones; (c) 60,000 shares held by the Perlroth Family Foundation U/A DTD 12/27/2006 for which Dr. Perlroth is a trustee; and (d) 527,000 shares as to which Dr. Perlroth has sole voting power and no investment power pursuant to a voting agreement and proxy.

(3) Based on a review of the Schedule 13G filed on February 3, 2023, BlackRock, Inc. has sole voting power over 4,028,343 shares of our common stock and sole dispositive power over 4,287,809 shares of our common stock. The Schedule 13G covers the holdings of each of the following subsidiaries of BlackRock, Inc.: BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Fund Advisors, BlackRock Fund Managers Ltd (collectively, Blackrock). The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(4) Consists of (a) 173,755 shares of common stock owned by Mr. Borgeson and (b) 651,050 shares subject to options held by Mr. Borgeson that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(5) Consists of (a) 56,920 shares of common stock owned by Dr. Ehrlich, (b) 528,673 shares subject to options held by Dr. Ehrlich that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(6) Consists of shares described in footnote (1) plus 43,356 shares subject to options held by Dr. Baker that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(7) Consists of (a) 25,948 shares of common stock owned by Mr. Bancroft and (b) 23,765 shares subject to options held by Mr. Bancroft that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(8) Consists of 68,356 shares subject to options held by Dr. Dahiyat that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(9) Consists of (a) 1,000 shares of common stock owned by Dr. Levy and (b) 93,356 shares subject to options held by Dr. Levy that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(10) Consists of (a) 10,000 shares of common stock owned by Mr. Profusek and (b) 93,356 shares subject to options held by Mr. Profusek that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(11) Consists of 21,640 shares subject to options held by Dr. Yang that are immediately exercisable or exercisable within 60 days of March 31, 2023.

(12) Consists of (a) 20,273,151 shares of common stock held by our directors and executive officers then in office and entities affiliated with certain of our directors and executive officers then in office, and (b) 6,409,209 shares of common stock issuable pursuant to stock options held by such directors and officers that are exercisable within 60 days of March 31, 2023, including 2,202,334 shares subject to options with performance based milestones that are exercisable within 60 days of March 31, 2023.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes information about our equity compensation plans as of December 31, 2022. All outstanding awards relate to our common stock.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)[2]
Equity compensation plans approved by security holders:			
2015 Share Incentive Plan	2,164,129	$ 5.11	—
2018 Equity Incentive Plan	9,231,166	$34.14	1,934,606
2018 Employee Stock Purchase Plan	—	—	425,179[3]
2021 Long-Term Performance Incentive Plan[4]	5,427,334	$88.21	—
Equity compensation plans not approved by security holders	—	—	—
Total	16,882,629		2,359,785

(1) The weighted-average exercise price does not include shares to be issued in connection with the settlement of RSUs, because such awards do not have an exercise price.

(2) Our 2018 Plan includes provisions providing for an annual increase in the number of securities available for future issuance on the first day of each fiscal year, equal to the least of: (a) 4,300,000 shares; (b) 4% of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year; and (c) such other amount as our board of directors may determine. Our 2018 Employee Stock Purchase Plan includes provisions providing for an annual increase in the number of securities available for future issuance on the first day of each fiscal year, equal to the least of: (a) 920,000 shares, (b) 1% of the outstanding shares of common stock on the first day of such fiscal year; and (c) such other amount as our board of directors, or a committee appointed by our board of directors, may determine.

(3) A total of 460,000 shares of common stock were initially reserved for issuance under the ESPP. The initial offering period of the ESPP was authorized by the Company's board of directors and commenced on January 4, 2021. Each offering period is 12 months long, with two purchase periods. ESPP participants will purchase shares of common stock at a price per share equal to 85% of the lesser of (1) the fair market value per share of the common stock on the enrollment date or (2) the fair market value of the common stock on the exercise date. The Company issued 27,863 shares under the ESPP during the year ended December 31, 2022.

(4) Performance-based options granted under the LTPIP Program. There were no shares available for grant under the 2021 LTPIP as of December 31, 2022.

RELATED-PERSON TRANSACTIONS

Related-Person Transaction Policy

We have adopted a formal, written policy that our executive officers, directors (including director nominees), holders of more than 5% of any class of our voting securities and any member of the immediate family of or any entities affiliated with any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior approval or, in the case of pending or ongoing related person transactions, ratification of our nominating and corporate governance committee. For purposes of our policy, a related-person transaction is a transaction, arrangement or relationship where the amount exceeds $120,000, where we were, are or will be involved and in which a related-person had, has or will have a direct or indirect material interest.

Certain transactions with related parties, however, are excluded from the definition of a related person transaction including, but not limited to:

- compensation of our executive officers and directors that is otherwise disclosed in our public filings with the SEC;

- compensation, benefits and other transactions available to all of our employees generally;

- transactions where a related-person's interest derives solely from his or her service as a director of another entity that is a party to the transaction;

- transactions where a related-person's interest derives solely from his or her ownership of less than 10% of the equity interest in another entity that is a party to the transaction; and

- transactions where a related-person's interest derives solely from his or her ownership of a class of our equity securities and all holders of that class received the same benefit on a pro rata basis.

No member of the nominating and corporate governance committee may participate in any review, consideration or approval of any related-person transaction where such member or any of his or her immediate family members is the related-person. In approving or rejecting the proposed agreement, our nominating and corporate governance committee shall consider the relevant facts and circumstances available and deemed relevant to the nominating and corporate governance committee, including, but not limited to:

- the benefits and perceived benefits to us;

- the materiality and character of the related-person's direct and indirect interest;

- the availability of other sources for comparable products or services;

- the terms of the transaction; and

- the terms available to unrelated third parties under the same or similar circumstances.

In reviewing proposed related-person transactions, the nominating and corporate governance committee will only approve or ratify related-person transactions that are in, or not inconsistent with, the best interests of us and our stockholders.

In addition to the arrangements described below, we have also entered into the arrangements which are described where required in the section captioned "Executive Compensation — Executive Employment Contracts and Change in Control Arrangements".

Certain Transactions with or Involving Related Persons

Since January 1, 2021, we have not engaged in any transactions, nor are any such transactions currently proposed, in which we were a participant and the amount involved exceeded $120,000, and in which any related person had or will have a direct or indirect material interest, except as follows:

Funding Agreement

On December 1, 2019, we, and our subsidiary, Kodiak Sciences GmbH, entered into a funding agreement to sell a capped royalty right on global net sales of tarcocimab to Baker Bros. Advisors, LP ("BBA") for $225.0 million. Under the funding agreement, BBA purchased the right to receive a capped 4.5% royalty on net sales following marketing approval of tarcocimab in exchange for $225.0 million in committed development funding payable to us. Unless earlier terminated or re-purchased by us, the royalty "caps" or terminates upon the date that BBA has received an aggregate amount equal to 4.5 times the funding amount paid to us. Under the terms of the funding agreement, BBA was required to pay the first $100.0 million of the funding amount at the closing of the funding transaction and the remaining $125.0 million of the funding amount, subject to delivery of notice by the Company, payable upon enrollment of 50% of the patients in the RVO clinical program. In July 2021, the funding agreement was amended, at the Company's request, that the remaining funding amount of $125.0 million would not be paid.

We have the option, exercisable at any point during the term of the funding agreement, to repurchase from BBA 100% of the royalties due to BBA under the funding agreement for a purchase price equal to the funding amount paid to us as of such time times 4.5, less amounts paid by us to BBA. Under the funding agreement, BBA also received a right to a royalty interest on future net sales following marketing approval of other of our products that employ an anti-VEGF A, or VEGF-A, biology as a sole molecular or chemical biology. In the event we commercialize related products that contain both an anti-VEGF-A biology together with at least one additional molecular or chemical biology(ies), BBA would have the right to receive a fractional royalty of up to 2.25% for one additional molecular or chemical biology or 1.5% for two additional molecular or chemical biologies provided that such other products are being progressed in indications for, or patient populations with, retinal vein occlusion, wet AMD or diabetic macular edema, or indications or patient populations in which KSI-301 or a VEGF-A product has received marketing approval. Total royalty payments under the funding agreement are not to exceed the cap of 4.5 times the funding amount paid to us. The funding agreement was the result of a competitive process overseen by independent and disinterested directors of Kodiak with the assistance of outside counsel.

Registration Rights Agreement

On March 1, 2021, we have entered into a registration rights agreement with Dr. Perlroth and certain funds affiliated with BBA. Under this agreement, which supersedes the prior Investors' Rights Agreement that was set to expire in 2021, Dr. Perlroth and the BBA funds are entitled to certain resale registration rights (including underwritten registrations) with respect to the shares of Company common stock they hold.

Other Transactions

We have entered into separate indemnification agreements with each of our directors and certain of our officers.

We have granted stock options and RSUs to our named executive officers, other executive officers and our non-employee directors.

OTHER MATTERS

2022 Annual Report and SEC Filings

Our financial statements for the year ended December 31, 2022 are included in our Annual Report. Our Annual Report and this proxy statement are posted on our website at ir.kodiak.com/financial-information/sec-filings and are available from the SEC at its website at www.sec.gov. **You may also obtain a copy of our Annual Report without charge by sending a written request to Corporate Secretary, Kodiak Sciences Inc., 1200 Page Mill Road, Palo Alto, CA 94304.**

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

What Matters am I Voting on?

You will be voting on:

- the election of the three director nominees named in this proxy statement
- advisory approval of Kodiak's executive compensation (say-on-pay), as disclosed in this proxy statement
- ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023; and
- any other business that may properly come before the meeting.

How Does the Board of Directors Recommend I Vote on these Proposals?

The board of directors recommends a vote:

- FOR each director nominee named in this proxy statement for election as a director;
- FOR the advisory approval of Kodiak's executive compensation, as disclosed in this proxy statement; and
- FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023.

Who Pays the Cost for Soliciting Proxies?

We will pay the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to their principals to obtain the authorization for the execution of proxies.

Who is Entitled to Vote?

Holders of our common stock as of the close of business on April 10, 2023, the record date, may vote at the Annual Meeting. As of the record date, we had 52,344,741 shares of common stock outstanding. A list of the stockholders of record will be available at the 2023 Annual Meeting. For ten calendar days prior to the Annual Meeting, a list of our stockholders of record will be available for viewing during ordinary business hours at our corporate offices located at 1200 Page Mill Road, Palo Alto, CA 94304. If the Company's corporate offices are not open during regular hours, stockholders can call and leave a voice message request at (650) 281-0850 to make alternate arrangements for access to the list of stockholders of record. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of common stock held on the record date. We do not have cumulative voting rights for the election of directors.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote at the Annual Meeting.

Street Name Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are also invited to attend via webcast the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares directly at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of the proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use.

How Do I Vote?

Stockholder of Record: Shares Registered in Your Name

For a stockholder of record, there are four ways to vote:

- by internet at https://www.proxypush.com/KOD, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time, on June 5, 2023 (have your proxy card in hand when you visit the website);

- by toll-free telephone at (866) 230-6348 (have your proxy card in hand when you call), until 11:59 p.m. Eastern Time, on June 5, 2023;

- by completing and mailing your proxy card (if you received printed proxy materials); or

- by attending and voting at the Annual Meeting via webcast. In order to attend via webcast, you must register in advance at www.proxydocs.com/KOD prior to the deadline of June 2, 2023 at 2:00 p.m. Pacific Time. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the meeting and you will have the ability to submit questions. Please be sure to follow the instructions on the enclosed proxy card and/or voting instruction form and subsequent instructions that will be delivered to you via email. If you attend via webcast the 2023 Annual Meeting of Stockholders virtually, you may submit an electronic ballot during the meeting.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your brokerage firm, bank, dealer or other agent, you should have received a voting instruction form with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction form to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker or bank. To vote online during the Annual Meeting, you must obtain a valid proxy from your brokerage firm, bank, dealer or other agent. Follow the instructions from your broker, bank or other agent, or contact that organization to request a proxy form.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you <u>must</u> provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 10, 2023.

Can I Change My Vote?

Stockholder of Record: Shares Registered in Your Name

Yes. You can change your vote or revoke your proxy any time before the final vote at the Annual Meeting by:

- entering a new vote by internet or by telephone;

- returning a later-dated proxy card;

- notifying the Corporate Secretary of Kodiak Sciences Inc., in writing, at the address listed on the front page; or

- voting at the Annual Meeting.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your brokerage firm, bank, dealer or other agent as a nominee, you should follow the instructions provided by your broker, bank or other agent.

What is the Effect of Giving a Proxy?

Proxies are solicited by and on behalf of our board of directors. The persons named in the proxy have been designated as proxies by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instruction of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in the proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why Did I Receive a Notice Regarding the Availability of Proxy Materials on the Internet instead of a Full Set of Proxy Materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our Annual Report to our stockholders, primarily via the internet. On or about April 25, 2023, we expect to mail to our stockholders a Notice that contains instructions on how to access our proxy materials on the internet, how to vote at the meeting, and how to request printed copies of the proxy materials and Annual Report. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the internet to help reduce our costs and the environmental impact of our annual meetings.

What is a Quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the meeting to be properly held under our bylaws and Delaware law. The presence, online at the Annual Meeting or represented by proxy, of a majority of all issued and outstanding shares of common stock entitled to vote at the meeting will constitute a quorum at the meeting. A proxy submitted by a stockholder may indicate that all or a portion of the shares represented by the proxy are not being voted ("stockholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote stock ("broker non-vote") held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. See the section of this proxy statement captioned "How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?" The shares subject to a proxy that are not being voted on a particular matter because of either stockholder withholding or broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

How Many Votes are Needed for Approval of Each Matter?

- *Proposal No. 1*: The election of directors requires a plurality vote of the shares of common stock voted at the meeting. "Plurality" means that the individuals who receive the largest number of votes cast "for" are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a stockholder abstention or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election.

- *Proposal No. 2*: The advisory approval of the compensation of the Company's named executive officers must receive the affirmative vote of a majority of the shares present online at the Annual Meeting or represented by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes cast and thus, will have the same effect as a vote "against" the proposal. Broker non-votes will have no effect on the outcome of this proposal.

- *Proposal No 3*.: The ratification of the appointment of PricewaterhouseCoopers LLP must receive the affirmative vote of a majority of the shares present online at the Annual Meeting or represented by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes cast and thus, will have the same effect as a vote "against" the proposal. Broker non-votes will have no effect on the outcome of this proposal.

How are Proxies Solicited for the Annual Meeting?

The board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares. In addition, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

How May My Brokerage Firm or Other Intermediary Vote My Shares if I Fail to Provide Timely Directions?

Brokerage firms and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter — the proposal to ratify the appointment of PricewaterhouseCoopers LLP.

Where Can I Find the Voting Results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting via webcast. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I Share an Address with Another Stockholder, and We Received Only One Paper Copy of the Proxy Materials. How May I Obtain an Additional Copy of the Proxy Materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy, or, if you are receiving multiple copies, to request that Kodiak Sciences Inc. only send a single copy, of the Notice and, if applicable, the proxy materials, stockholders may contact us as follows:


Kodiak Sciences Inc.
Attention: Corporate Secretary
1200 Page Mill Road
Palo Alto, CA 94304
(866) 648-8133


Stockholders who hold shares in street name should contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the Deadline to Propose Actions for Consideration at Next Year's Annual Meeting of Stockholders or to Nominate Individuals to Serve as Directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 26, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:


Kodiak Sciences Inc.
Attention: Corporate Secretary
1200 Page Mill Road
Palo Alto, CA 94304


Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of our board of directors, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for our 2024 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than February 12, 2024; and

- not later than the close of business on March 11, 2024.

In the event that we hold our 2024 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary date of the 2023 annual meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or

- the 10th day following the day on which public announcement of the date of such meeting is first made.

In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth any additional information required by Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, no later than April 8, 2024.

If, after complying with the provisions above, a stockholder, or such stockholder's qualified representative, does not attend the annual meeting to present the stockholder's proposal, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to the Corporate Secretary of Kodiak Sciences Inc. at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section of this proxy statement captioned "Board of Directors and Corporate Governance — Stockholder Recommendations for Nominations to the Board of Directors."

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

Availability of Bylaws

A copy of our bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Can I Attend the Annual Meeting?

Our Annual Meeting will be held virtually via live webcast on Tuesday June 6, 2023, at 9:00 a.m. Pacific Time. There will be no physical meeting location. **You will not be able to attend the Annual Meeting in person.** In order to attend via webcast, you must register in advance at www.proxydocs.com/KOD prior to June 2, 2023 at 2:00 p.m. Pacific Time. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the meeting and you will have the ability to submit questions. Please be sure to follow the instructions on the enclosed proxy card and/or voting instruction form and subsequent instructions that will be delivered to you via email. If you attend via webcast the 2023 Annual Meeting of Stockholders virtually, you may submit an electronic ballot during the meeting.

What Do I Need in Order to be able to Participate in the Annual Meeting?

In order to attend the Annual Meeting via webcast, you must register in advance at www.proxydocs.com/KOD prior to the deadline of June 2, 2023 at 2:00 p.m. Pacific Time. You will need the control number included on your Notice or your proxy card or voting instruction form (if you received a printed copy of the proxy materials) or included in the email to you if you received the proxy materials by email in order to register. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the meeting and you will have the ability to submit questions.

We will have technicians ready to assist you with any technical difficulties you may have registering in advance or accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting within one hour prior to the meeting time, please call the technical support number that will be included in the meeting access email that pre-registered stockholders will receive one hour prior to the meeting.

How Do I Ask Questions at the Annual Meeting?

You may submit questions before the meeting by visiting www.proxydocs.com/KOD. During the Annual Meeting, you may only submit questions by following the instructions in the meeting access email that pre-registered stockholders will receive one hour prior to the meeting. We will respond to as many inquiries at the Annual Meeting as time allows.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38682

KODIAK SCIENCES INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**27-0476525**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**
1200 Page Mill Road	
Palo Alto, CA	**94304**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (650) 281-0850

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001	KOD	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on June 30, 2022 as reported by the Nasdaq Global Market on such date, was approximately $242.6 million. Shares of common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant, have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

As of February 28, 2023, the registrant had 52,336,448 shares of common stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

Table of Contents

Kodiak Sciences Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith beliefs as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "anticipate," "project," "target," "design," "estimate," "predict," "potential," "plan", "hope" or the negative of these terms, or similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those set forth under the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Forward-looking statements include, but are not limited to, statements about:

- the success, cost and timing of our development activities, preclinical studies, clinical trials and regulatory filings;

- the translation of our preclinical results and data and early clinical trial results in particular relating to safety, efficacy and durability into future clinical trials in humans;

- the continued durability, efficacy and safety of our product candidates;

- the portfolio of clinical trials planned for submission in our Biologics License Application, or BLA, of tarcocimab tedromer (formerly KSI-301, also known as tarcocimab);

- the scope, progress, results and costs of developing tarcocimab, KSI-501 or any other product candidates we may develop, and conducting preclinical studies and clinical trials, including for tarcocimab and KSI-501;

- our ability to present clinical data across our pivotal trials during 2023;

- our and Lonza's ability to successfully execute on our manufacturing development plan;

- the number, size and design of clinical trials that regulatory authorities may require to obtain marketing approval, including the order and number of clinical studies required to support a BLA in wet age-related macular degeneration, or wet AMD, diabetic macular edema, or DME, retinal vein occlusion, or RVO, and diabetic retinopathy, or DR;

- our expectations regarding chemistry manufacturing and controls, or CMC, requirements of the United States Food and Drug Administration, or FDA, and other regulatory bodies to support our BLA submission and potential commercial launch;

- the timing or likelihood of regulatory filings and approvals, including the potential to achieve FDA approval of tarcocimab in wet AMD, DME, RVO, DR and/or of KSI-501;

- our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product candidate;

- our ability to obtain funding for our operations, including funding necessary to develop, manufacture and commercialize our product candidates;

- the rate and degree of market acceptance of our product candidates;

- the success of competing products or platform technologies that are or may become available;

- our plans and ability to establish sales, marketing and distribution infrastructure to commercialize any product candidates for which we obtain approval;

- our expectation as to the concentration of retinal specialists in the United States and its impact on our sales and marketing plans;

- our expectations regarding our ability to enter into manufacturing-related commitments, and the timing thereof;

- future agreements with third parties in connection with the commercialization of our product candidates;

- the size and growth potential of the markets for our product candidates, if approved for commercial use, and our ability to serve those markets;

- existing regulations and regulatory developments in the United States and foreign countries;

- the expected potential benefits of strategic collaboration agreements and our ability to attract collaborators with development, regulatory and commercialization expertise;

- the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

- potential claims relating to our intellectual property and third-party intellectual property;

- our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

- the pricing and reimbursement of our product candidates, if approved;

- our estimates regarding the impact of the unfavorable U.S. and global economic conditions on our business and operations, the business and operations of our collaborators, and on the global economy;

- our aspirational goals and objectives related to our human capital resources and workforce objectives;

- our ability to attract and retain key managerial, scientific and medical personnel;

- the accuracy of our estimates regarding the sufficiency of our cash resources, expenses, future revenue, capital requirements and needs for additional financing; and

- our financial performance.

All forward-looking statements are based on information available to us on the date of this Annual Report on Form 10-K and we will not update any of the forward-looking statements after the date of this Annual Report on Form 10-K, except as required by law. Our actual results could differ materially from those discussed in this Annual Report on Form 10-K. The forward-looking statements contained in this Annual Report on Form 10-K, and other written and oral forward-looking statements made by us from time to time, are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, and you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that might cause such a difference include, but are not limited to, those discussed in the following discussion and within Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

All brand names or trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders. Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Kodiak" the "Company," "we," "us," and "our" refer to Kodiak Sciences Inc. and its subsidiaries.

RISK FACTOR SUMMARY

Investing in our common stock involves numerous risks, including the risks described in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects. These risks include, among others, the following:

- We are in the clinical stage of drug development and have a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

- We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur significant and increasing net losses for the foreseeable future.

- Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have never generated any revenue from product sales, and we may never generate revenue or be profitable.

- Our prospects are heavily dependent on our tarcocimab product candidate, which is currently in clinical development for multiple indications.

- A failure of tarcocimab in clinical development may require us to discontinue development of other product candidates based on our ABC Platform.

- Research and development of biopharmaceutical products is inherently risky. We cannot give any assurance that any of our product candidates will receive regulatory, including marketing, approval, which is necessary before they can be commercialized.

- We may encounter substantial delays in our clinical trials, or we may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

- We may encounter difficulties enrolling patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

- Our clinical trials may fail to demonstrate substantial evidence of the durability, efficacy and safety of our product candidates, which would prevent, delay or limit the scope of regulatory approval and commercialization.

- The topline results from our Phase 2b/3 pivotal study of tarcocimab in wet AMD and from our Phase 3 pivotal study BEACON in RVO may lead to further study design modifications in our other ongoing pivotal studies and may impact the timeline of completion and likelihood of success of these pivotal studies.

- We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may retain their market share with existing drugs or achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any product candidates we may develop and ultimately harm our financial condition.

- The manufacture of our product candidates is highly complex and requires substantial lead time to produce.

- We have no experience manufacturing any of our product candidates at a commercial scale. If we or any of our third-party manufacturers encounter difficulties in production or fail to meet rigorously enforced regulatory standards, our ability to provide supply of our product candidates for clinical trials or our ability to provide the information needed in the regulatory dossiers for our planned BLA filing, or our ability to supply our products for patients, if approved, could be delayed or stopped, or we may be unable to establish a commercially viable cost structure.

- The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

- We are conducting clinical trials for our product candidates outside the United States, and the FDA, EMA and applicable foreign regulatory authorities may not accept data from such trials.

- Our business is subject to complex and evolving U.S. and foreign laws and regulations relating to privacy and data protection. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, or monetary penalties, and otherwise may harm our business.

- If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

- We expect to rely on third parties to conduct many aspects of our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

- If we are unable to obtain and maintain patent protection for any product candidates we develop or for our ABC Platform, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

- If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

- Third-party claims of intellectual property infringement, misappropriation or other violation against us or our collaborators may prevent or delay the development and commercialization of our ABC Platform, product candidates and other technologies.

- We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful.

- We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

- Unfavorable U.S. and global economic conditions could adversely affect our business, financial condition or results of operations.

- Our business could be materially and adversely affected in the future by the effects of disease outbreaks, epidemics and pandemics, such as the COVID-19 pandemic, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

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ITEM 1. BUSINESS

Overview

Since its founding in 2009, Kodiak Sciences Inc. ("Kodiak," the "Company," "we" or "our") has developed a new technology platform for retinal medicines. Our goal is to prevent and treat the major causes of blindness by developing and commercializing next-generation therapeutics for chronic, high-prevalence retinal diseases.

Kodiak's lead product candidate, tarcocimab tedromer ("KSI-301" or "tarcocimab"), has been advanced into six registrational clinical studies, four of which are actively ongoing. The comprehensive clinical program targets high prevalence retinal diseases that are treated with anti-vascular endothelial growth factor ("anti-VEGF") therapies. Our clinical program is designed as a package to support a broad product label, which we hope will include the key diseases and the longest dosing intervals among anti-VEGF therapies. Tarcocimab is being developed to become a differentiated, long-interval therapy for use in many patients who may benefit from anti-VEGF therapy. At the same time, Kodiak is investing in commercial scale manufacturing. We aim to provide a pre-filled syringe early in commercialization and are working actively towards this goal. We believe these combined clinical and manufacturing efforts set the stage for potential market share capture with tarcocimab if approved.

In addition, Kodiak is investing in its pipeline. The Company is progressing its Antibody Biopolymer Conjugate ("ABC") Platform™ towards suboptimal anti-VEGF responder patients, a group estimated to be as large as 30 – 66% of treated patients, with its bispecific conjugate KSI-501. Beyond today's anti-VEGF market, Kodiak's new triplet medicines are being designed on its ABC Platform in an effort to bring new capabilities to treat the even higher prevalence retinal diseases of dry age-related macular degeneration ("AMD") and glaucoma.

Notably, up to this point, Kodiak has retained all global rights to make, use and sell its product candidates, which we believe preserves future value and allows for agile decision-making.

While engaged in these research and development efforts, we believe we have demonstrated a disciplined and creative approach to building and financing the Company. As of December 31, 2022, we had $478.9 million in cash, cash equivalents and marketable securities.

Our objective is to develop our retina-focused product candidates, seek FDA and worldwide health authority marketing authorization approvals, and ultimately commercialize our product candidates.

Following from these efforts, we believe Kodiak has the potential to achieve our ambition of becoming an important retinal development and commercialization franchise.

Tarcocimab Clinical Program Update

We continue advancing the pivotal clinical program of our lead product candidate tarcocimab across major retinal vascular diseases including wet age-related macular degeneration ("wet AMD"), diabetic macular edema ("DME"), retinal vein occlusion ("RVO") and non-proliferative diabetic retinopathy ("NPDR") without DME. We reported topline results from two of our six pivotal clinical studies in 2022, the Phase 2b/3 DAZZLE study in wet AMD and the Phase 3 BEACON study in RVO.

DAZZLE – Phase 2b/3 Study in Patients with Treatment-Naïve Wet AMD

Our initial Phase 2b/3 pivotal study was a global, multi-center, randomized pivotal study designed to evaluate the durability, efficacy and safety of tarcocimab in patients with treatment-naïve wet AMD. We announced in February 2022 that this initial pivotal study did not meet its primary efficacy endpoint of non-inferior visual acuity gains for subjects dosed on extended regimens every 12-, 16- or 20 weeks with tarcocimab compared to subjects given aflibercept every 8 weeks. Following this announcement, we discontinued the study and concluded remaining trial-associated activities.

BEACON – Phase 3 Study in Patients with Treatment- Naïve Retinal Vein Occlusion

The BEACON study was a randomized, double-masked, multicenter, active comparator-controlled Phase 3 clinical trial in treatment naïve patients with vision loss and macular edema due to retinal vein occlusion, including both branch ("BRVO") and central ("CRVO") subtypes. We announced in August 2022 that the BEACON study met the primary efficacy endpoint of non-inferior visual acuity change from baseline at week 24 for subjects given tarcocimab every two months after 2 monthly loading doses compared to subjects given monthly aflibercept. We intend to include the primary results of the BEACON study in potential licensing applications for tarcocimab to serve as the basis for potential approval of tarcocimab in RVO.

Looking across the development program for tarcocimab, we have four Phase 3 studies ongoing, namely our paired long-interval Phase 3 studies GLEAM and GLIMMER in DME, short-interval Phase 3 study DAYLIGHT in wet AMD and Phase 3 study GLOW in NPDR without DME. All the studies are fully enrolled and expected to read out topline data in the third quarter of 2023.

GLEAM / GLIMMER – Paired Phase 3 Studies in Patients with Treatment-Naïve Diabetic Macular Edema

The Phase 3 GLEAM and GLIMMER studies are global, multi-center, randomized pivotal studies designed to evaluate the durability, efficacy and safety of tarcocimab in patients with treatment-naïve DME. In each study, patients are randomized 1:1 to receive either tarcocimab or aflibercept. The tarcocimab arm is treated with a proactive, individualized dosing regimen of every 8-, 12-, 16-, 20- or 24 weeks after three monthly loading doses. The aflibercept arm is treated with a fixed dosing regimen of every 8-weeks after five monthly loading doses, per its label. Both studies completed enrollment of approximately 450 patients each worldwide in the first quarter of 2022. The primary endpoint for both studies is at year one. We expect to announce topline data from these studies in the third quarter of 2023 (expected July). If successful, we expect that data from our GLEAM and GLIMMER studies will serve as the primary basis for regulatory approval of tarcocimab.

GLOW – Phase 3 Study in Patients with Non-Proliferative Diabetic Retinopathy without DME

The Phase 3 GLOW study is a global, multi-center, randomized pivotal superiority study designed to evaluate the efficacy and safety of tarcocimab in treatment-naïve, moderately severe to severe NPDR without DME. Patients are randomized to receive either tarcocimab every six months after initiating doses given at baseline, 8 weeks and 20 weeks into the study, or to receive sham injections. The primary endpoint is at one year. Outcomes include changes in diabetic retinopathy severity, measured on a standardized photographic grading scale, and the rate of development of sight-threatening complications due to diabetic retinopathy. We believe tarcocimab has the potential to be the longest-interval intravitreal therapeutic option for patients with diabetic retinopathy. GLOW completed enrollment of approximately 240 patients in August 2022, and we expect to announce topline data from this study in the third quarter of 2023.

DAYLIGHT – Phase 3 Study in Patients with Treatment-Naïve Wet AMD

The Phase 3 DAYLIGHT study is a global, multi-center, randomized pivotal study designed to evaluate the efficacy and safety of high-frequency tarcocimab in patients with treatment-naïve wet AMD. Patients are randomized to receive either tarcocimab on a monthly dosing regimen or to receive standard-of-care aflibercept on a fixed dosing regimen of every 8-weeks after three monthly loading doses per its label. The primary endpoint is at year one. The DAYLIGHT study is intended to demonstrate the efficacy of tarcocimab to treat high need patients with wet AMD. DAYLIGHT has completed enrollment of approximately 550 patients worldwide, and we expect to announce topline data from this study in the third quarter of 2023.

Tarcocimab Manufacturing

In August 2020, we and our wholly-owned subsidiary Kodiak Sciences GmbH entered into a manufacturing agreement with Lonza Ltd ("Lonza") for the clinical and commercial supply of drug substance for tarcocimab. The manufacturing agreement has an initial term of eight years, and Kodiak has the right to extend the term up to a total of 16 years. Kodiak and Lonza each has the ability to terminate this agreement upon the occurrence of certain conditions. Under the agreement, Kodiak and Lonza planned a custom-built facility ("Ursus") dedicated to the commercial-scale manufacturing of Kodiak's drug substance. In March 2022, the Ursus facility achieved mechanical completion. In May 2022, we announced the grand opening of this facility together with Lonza. The facility was commissioned as a cGMP facility in January 2023, and we began the manufacturing of commercial-scale cGMP batches in the first quarter of 2023.

KSI-501 Program Update

In 2022, we broadened our development pipeline of product candidates built on our ABC Platform with the filing of the Investigational New Drug (IND) application for KSI-501. KSI-501 is an investigational, first-in-class bispecific ABC that is designed to inhibit two mechanisms implicated in retinal diseases: vascular endothelial growth factor (VEGF) and interleukin-6 (IL-6). IL-6 is a pro-inflammatory cytokine and growth factor implicated in the pathophysiology of multiple retinal diseases and, in conditions for which anti-VEGF treatment is used, elevated levels of ocular IL-6 have been associated with poor anti-VEGF treatment response. KSI-501 is a trap-antibody fusion biopolymer conjugate designed to provide potent inhibition of (i) VEGF-mediated angiogenesis and vascular permeability through a soluble decoy receptor inhibiting the binding of VEGF-A and PLGF to their cognate receptors and (ii) IL-6 mediated inflammation through an antibody that binds soluble interleukin-6, inhibiting its binding to both soluble and membrane-bound IL-6 receptors. In preclinical studies KSI-501 was found to inhibit angiogenesis and also normalize inner and outer blood retinal barriers in primary-cell assays. Dual inhibition of VEGF and IL-6 by KSI-501 confers superior normalization of cell morphology and junctional biology compared to either anti-VEGF or anti-IL-6 monotherapy in cell-based assays. We believe KSI-501 has the potential to become a new category of retinal medicines with greater therapeutic efficacy than existing therapies while also benefiting from the promising long-interval durability of Kodiak's ABC Platform. The IND for KSI-501 has been cleared by the FDA, and the Phase 1 study in diabetic macular edema (DME) patients is now screening patients.

Technology Platform Development

We continued progressing our technology development with our "triplet" platform. The triplet science is designed to bring our phosphorylcholine-based biopolymer, the central tenet of our ABC Platform, together with many hundreds of copies of small molecules chemically embedded in that biopolymer, which is conjugated to an antibody therapeutic. We believe this new antibody conjugate drug format offers broad and important utility for multifactorial ophthalmic diseases and also has significant relevance for systemic diseases. We continue to advance our triplet platform towards its initial therapeutic concepts.

Digital Health Platform Development

We are developing a visual engagement technology and imager ("VETi") designed by Kodiak engineers initially to be used by eye care professionals for vision and ophthalmic anatomical examination, diagnosis and monitoring. Our longer-term goal with VETi, built with semiconductor technologies, is to deliver a wearable device for long-term health engagement and monitoring.

Importantly, we also believe the Kodiak VETi platform as a medical engagement and imaging platform has the potential to disrupt ophthalmology clinical trials by enabling new trial endpoints, thereby enabling faster and more cost-effective medicines development in ophthalmic disease, an area that historically requires lengthy and expensive trials. VETi may also aid in market build and shaping for undertreated or underdiagnosed diseases, such as diabetic eye diseases where Kodiak's product candidates tarcocimab and KSI-501 are being studied and where early treatment and prevention may allow patients to achieve better outcomes.

The VETi platform is expected to begin pilot clinical testing mid-2023 to gather initial user input for continued innovation in the design and build of this new hardware and software platform.

Competition

The current standard of care for wet AMD, advanced stages of DR (including DME) and RVO is intravitreal administration of anti-VEGF monotherapies, principally Avastin, Lucentis and Eylea, which are well-established therapies and are widely accepted by physicians, patients and third-party payors.

In addition, newer competitors have recently received FDA approval, such as Vabysmo (faricimab) from Roche. Vabysmo is a bispecific antibody targeting VEGF and angiopoietin-2 (Ang-2) and received FDA approval for the treatment of wet AMD and DME in January 2022. Vabysmo demonstrated non-inferiority in visual acuity gains to Eylea in wet AMD and DME, with extended dosing of up to once every 16 weeks for slightly less than half of patients in Phase 3 trials. Vabysmo also demonstrated non-inferiority in visual acuity gains to Eylea in Phase 3 studies in RVO with monthly dosing regimen for both therapies. We believe Vabysmo may be perceived to offer incremental benefit in durability over currently established therapies such as Lucentis and Eylea and may become an important product in the marketplace.

Regeneron recently reported positive topline results from its Phase 3 studies of a higher dose formulation of aflibercept that met its non-inferiority endpoint in pivotal studies in wet AMD and DME while dosing a majority of patients on an every 3 or 4 month interval. If approved, we believe high dose aflibercept may become an important therapy in the marketplace given Regeneron's incumbent position in retinal diseases.

There are also other companies and research organizations developing treatments targeting other molecular targets, potential gene therapy treatments, stem cell transplant treatments and medical devices for the treatment of wet AMD, DME, DR and RVO. We believe the therapeutic space of retinal diseases will become increasingly competitive in the future.

Funding Agreement

On December 1, 2019, we, and our subsidiary, Kodiak Sciences GmbH, entered into a funding agreement to sell a capped royalty right on global net sales of tarcocimab to Baker Bros. Advisors, LP ("BBA") for $225.0 million. Under the funding agreement, BBA purchased the right to receive a capped 4.5% royalty on net sales following marketing approval of tarcocimab in exchange for $225.0 million in committed development funding payable to us. Unless earlier terminated or re-purchased by us, the royalty "caps" or terminates upon the date that BBA has received an aggregate amount equal to 4.5 times the funding amount paid to us. Under the terms of the funding agreement, BBA was required to pay the first $100.0 million of the funding amount at the closing of the funding transaction and the remaining $125.0 million of the funding amount, subject to delivery of notice by the Company, payable upon enrollment of 50% of the patients in the RVO clinical program. In July 2021, the funding agreement was amended, at the Company's request, that the remaining funding amount of $125.0 million would not be paid.

We have the option, exercisable at any point during the term of the funding agreement, to repurchase from BBA 100% of the royalties due to BBA under the funding agreement for a purchase price equal to the funding amount paid to us as of such time times 4.5, less amounts paid by us to BBA. Under the funding agreement, BBA also received a right to a royalty interest on future net sales following marketing approval of other of our products that employ an anti-VEGF A, or VEGF-A, biology as a sole molecular or chemical biology. In the event we commercialize related products that contain both an anti-VEGF-A biology together with at least one additional molecular or chemical biology(ies), BBA would have the right to receive a fractional royalty of up to 2.25% for one additional molecular or chemical biology or 1.5% for two additional molecular or chemical biologies provided that such other products are being progressed in indications for, or patient populations with, retinal vein occlusion, wet AMD or diabetic macular edema, or indications or patient populations in which KSI-301 or a VEGF-A product has received marketing approval. Total royalty payments under the funding agreement are not to exceed the cap of 4.5 times the funding amount paid to us. The funding agreement was the result of a competitive process overseen by independent and disinterested directors of Kodiak with the assistance of outside counsel.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Any future product candidates must be approved by the FDA through either a new drug application, or NDA, or a biologics license application, or BLA, process before they may be legally marketed in the United States. The process generally involves the following:

- completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

- submission to the FDA of an IND, which must become effective before human clinical trials may begin;

- approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- submission to the FDA of an NDA or BLA;

- a determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

- satisfactory completion of FDA pre-approval inspection of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with current good manufacturing practices, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic's identity, strength, quality and purity;

- potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA or BLA;

- FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States; and

- compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

The data required to support an NDA or BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

- Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

- Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

- Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their shelf life.

NDA/BLA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA or BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for approved human drugs and biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months, from the filing date, in which to complete its initial review of a new molecular-entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions, as it deems necessary to assure safe use of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Abbreviated Licensure Pathway of Biological Products as Biosimilar or Interchangeable

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. An application for licensure of a biosimilar product must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

- analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;

- animal studies (including the assessment of toxicity); and

- a clinical study or studies (including the assessment of immunogenicity and pharmacokinetics or pharmacodynamics) sufficient to demonstrate safety, purity and potency in one or more conditions for which the reference product is licensed and intended to be used.

In addition, an application must include information demonstrating that:

- the proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended, or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

- the condition or conditions of use prescribed, recommended, or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

- the route of administration, the dosage form, and the strength of the proposed biosimilar product are the same as those for the reference product; and

- the facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure, and potent.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product. In addition, the law provides for a designation of "interchangeability" between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

- the proposed product is biosimilar to the reference product;

- the proposed product is expected to produce the same clinical result as the reference product in any given patient; and

- for a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product's safety, purity and potency.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for twelve years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an "orphan drug") may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences, and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- the restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications;

- applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Laws

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

For example, in the United States, our business operations, including any sales, marketing and scientific and educational programs, also must comply with state and federal fraud and abuse laws, including the federal Anti-Kickback Statue and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Federal false claims laws, including the False Claims Act, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Many states have similar laws and regulations that may differ from federal law in significant ways, thus complicating compliance efforts. For example, states have anti-kickback and false claims laws that may be broader in scope than analogous federal laws and may apply regardless of payer. In addition, the federal physician payment transparency requirements, sometimes referred to as the "Physician Payments Sunshine Act," created under the ACA and its implementing regulations, require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security, and transmission of such individually identifiable health information. In addition, state data privacy laws that protect the security of health information may differ from each other and may not be preempted by federal law.

Moreover, several states and local jurisdictions have enacted legislation requiring pharmaceutical manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, report information related to drug pricing, require the registration of sales representatives, and prohibit certain other sales and marketing practices. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of biologic and pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

Failure to maintain compliance with these healthcare laws could result in the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Data Privacy

Privacy laws in the U.S. are also increasingly complex and changing rapidly. For example, the California legislature enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA requires covered companies to provide new disclosures to California residents, and honor their requests to access, delete and opt-out of certain sharing of their personal information. The CCPA provides for civil penalties for violations. Since the enactment of the CCPA, new privacy and data security laws have been proposed in more than half of the states and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the U.S. The CCPA itself will expand substantially as a result of California voters approving a November 2020 ballot measure that adopted the California Privacy Rights Act of 2020, or CPRA, which will, among other things, create a new administrative agency to implement and enforce California's privacy laws effective January 1, 2023.

In addition, the processing of personal data in connection with clinical trials in the EU must comply with comprehensive data protection requirements imposed by EU's General Data Protection Regulation, or GDPR. GDPR, which took effect on May 25, 2018, imposes stringent data protection requirements and provides for penalties for noncompliance that can include bans on processing personal data and fines of up to the greater of 20 million euros or four percent of worldwide annual revenues. The GDPR requires organizations to give detailed disclosures about how they collect, use and share personal information; in most cases, obtain explicit consent to process sensitive personal information, such as health or genetic information; contractually require vendors to meet data protection requirements; maintain adequate data security measures; notify regulators and affected individuals of certain data breaches; meet extensive privacy governance and documentation requirements; and honor individuals' data protection rights, including their rights to access, correct and delete their personal information.

European data protection laws, including the GDPR, also restrict the transfer of personal information from Europe, including the European Economic Area, the United Kingdom and Switzerland, to the U.S. and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing U.S. companies to import personal information from Europe has been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the Court of Justice of the European Union adopted a decision in July 2020 invalidating the EU-U.S. Privacy Shield. The same decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission's Standard Contractual Clauses, can lawfully be used for personal information transfers from Europe to the U.S. or most other countries. Authorities in Switzerland also have issued guidance raising similar questions about the Swiss-U.S. Privacy Shield and the Standard Contractual Clauses.

The failure to comply with any of these laws or regulatory requirements may result in possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant penalties, including administrative, civil, and criminal penalties, fines, imprisonment, disgorgement, injunctions, exclusion from participation in federal healthcare programs, integrity oversight and reporting obligations, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

U.S. Health Care Reform

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (1) changes to our manufacturing arrangements; (2) additions or modifications to product labeling; (3) the recall or discontinuation of our products; or (4) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. Further, the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the healthcare industry. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any additional challenges and healthcare form measures of the Biden administration will impact the ACA and our business.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

A reference biological product is granted twelve years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the "first licensure" of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

European Union Drug Development

As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the EU.

European Union Drug Review and Approval

In the European Economic Area, or EEA, which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

- The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

- National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (*i.e.,* in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for "line extensions" (*i.e.,* new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. CMS has proposed to expand Medicaid rebate liability to the territories of the United States as well.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. In 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug prices are determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights. We seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates and continuing innovation to develop, strengthen, and maintain our proprietary position in the field. Although we are not party to any material in-license agreements as of the date of this Annual Report on Form 10-K, we may in the future pursue in-licensing opportunities to strengthen our proprietary position in the field. We additionally rely on data exclusivity, market exclusivity, and patent term extensions when available, and may seek and rely on regulatory protection afforded through orphan drug designations. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets; to defend and enforce our proprietary rights, including our patents; and to operate without infringing the valid and enforceable patents and other proprietary rights of third parties.

We have prosecuted numerous patents and patent applications and possess know-how and trade secrets relating to the development and commercialization of our ABC Platform and product candidates, including related manufacturing processes and technology. As of December 31, 2022, we were the assignee of record for approximately 8 U.S. issued patents, and the applicant for approximately 15 U.S. pending patent applications and one pending PCT application directed to certain of our proprietary technology, inventions, and improvements and our most advanced product candidates, as well as 40 patents issued in jurisdictions outside of the United States and 69 patent applications pending in jurisdictions outside of the United States that, in many cases, are counterparts to the foregoing U.S. patents and patent applications. For example, these patents and patent applications include claims directed to:

- therapeutic proteins and biologically active agents conjugated to a biopolymer, which comprise our ABC Platform;

- specific therapeutics, including tarcocimab; and

- components of our therapeutics.

The following patents and patent applications (including anticipated 20-year expiration dates, which could be altered by, for example, a disclaimer, patent term adjustment or patent term extension) relate to tarcocimab and/or ABC Platform:

Patent and Patent Application Numbers	Anticipated U.S. Expiration Date	Description of Representative U.S. Claims
US 8,846,021, US Appl. No. 17/553,605, EP Patent No. 1988910, JP Patent No. 5528710, JP Patent No. 5745009, and foreign applications in certain jurisdictions claiming priority to PCT/US2007/005372	2/28/2027	Representative claims include conjugates
US Appl. No. 17/409,578, AU Patent No. 2011239434, AU Patent No. 2017201930, BR Patent No. 11 2012 0261185, CA Patent No. 2795667, EP Patent No. 2558538, EP Patent No. 3549963, HK Patent No. 40015590, JP Patent No. 6568748, JP Patent No. 6754749, KR Patent No. 10-2416359, MX Patent No. 365521, and foreign applications in certain jurisdictions claiming priority to PCT/US2011/032768	4/15/2031	Representative claims include conjugates

US 8,765,432, US Appl. No. 15/099,234, AU Patent No. 2010330727, CA Patent No. 2783615, EP Patent No. 2512462, EP Patent No. 3254678, CN Patent No. ZL201080062252.7, HK Patent No. 1247828, IN Patent No. 319269, JP Patent No. 5760007, JP Patent No. 5990629, JP Patent No. 6416832, JP Patent No. 6777706, MX Patent No. 346423, MX Patent No. 374020, KR Patent No. 10-1852044, MO Patent No. J/002943, and foreign applications in certain jurisdictions claiming priority to PCT/US2010/061358	5/10/2030	Representative claims include copolymers and methods of making copolymers (ABC Platform specifically)
US 10,702,608, US Appl. No. 16/781869, EP Patent No. 3041513, JP Patent No. 6463361, JP Patent No. 6732056, and foreign applications in certain jurisdictions claiming priority to PCT/US2014/054622	12/21/2034	Representative claims include polymers and method of making polymers
US 11,066,465, US Appl. No. 17/301599, JP Patent No. 7088454, RU Patent No. 2744860, and foreign applications in certain jurisdictions claiming priority to PCT/US2016/069336	12/29/2036	Representative claims include antibody and antibody conjugate claims, as well as methods of making and using the conjugates
US Appl. No. 17/066856 and foreign applications in certain jurisdictions claiming priority to PCT/US2020/055074	10/9/2040	Representative claims include method of treating an eye disorder using the antibody conjugates
PCT Application No. PCT/US2022/024598	4/13/2042	Representative claims include method of treating an eye disorder using the antibody conjugates

In the normal course of business, we intend to pursue, when possible, composition, method of use, dosing and formulation patent protection, as well as manufacturing and drug development processes and technology. The patents and patent applications we have filed outside of the United States are in Europe, Japan, and various other jurisdictions.

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date.

Our issued U.S. patents will expire on dates ranging from 2027 to 2036. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2027 to 2042. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

As of December 31, 2022, we have a total of 28 pending trademark applications and issued trademark registrations. These include two trademark registrations and two pending trademark applications in the United States, and 21 trademark registrations and three pending trademark applications in jurisdictions outside of the United States. Of the trademark registrations in jurisdictions outside of the United States, 15 are in China and one is in each of Canada, the European Union, Japan, Singapore, Switzerland and the United Kingdom. Of the pending trademark applications in jurisdictions outside of the United States, two are in China and one is in India. We also may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section on "Risk Factors—Risks Related to Intellectual Property."

Human Capital Management

As of December 31, 2022, we had 112 employees worldwide, of whom 12 were based outside of the United States. Of these employees, 77 employees were engaged in or support research, development and clinical activities, 28 of whom hold a Ph.D. degree or M.D. (or equivalent) degree. None of our employees is subject to a collective bargaining agreement. Given our expanding operations and need to further grow our headcount to support our business, we continually assess employee turnover, recruitment initiatives, compensation and benefits programs, safety in performing critical laboratory work, diversity and other matters relevant to human capital management, and we review results with our Board of Directors on a periodic basis. We aim to offer competitive compensation (including salary, incentive bonus, and equity) and benefits packages in each of our locations and in each of employee groups at each level around the globe as assessed with internal and external benchmarking data.

Legal Proceedings

As of the date of this Annual Report on Form 10-K, we are not a party to any material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

Additional Information

We maintain an internet website at the following address: https://kodiak.com. The information on our website is not incorporated by reference in this Annual Report on Form 10-K or in any other filings we make with the Securities and Exchange Commission, or SEC.

We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make this information available on or through our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

You should consider carefully the following risk factors, together with all the other information in this Annual Report on Form 10-K, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements and notes thereto. The occurrence of any events described in the following risk factors and the risks described elsewhere in this Annual Report on Form 10-K could harm our business, operating results, financial condition, and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements that we have made in this Annual Report on Form 10-K and those may make from time to time. You should consider all of the risk factors described when evaluating our business.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Our prospects are heavily dependent on our tarcocimab product candidate, which is currently in clinical development for multiple indications.

Tarcocimab is our first product candidate in clinical trials. It may be years before a registrational-type trial is completed, if at all. Further, we cannot be certain that either tarcocimab or any of our other product candidates will be successful in clinical trials.

Our early preclinical and Phase 1/1b clinical trial results for tarcocimab in the respective indications are not necessarily predictive of the results of our ongoing or future discovery programs or any future preclinical or clinical studies. Our ability to demonstrate efficacy, safety and clinical durability in pivotal studies may be affected by the patient populations sampled and the design of our pivotal studies. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical studies after achieving positive results in early-stage development, including early-stage clinical studies, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical studies were underway or safety or efficacy observations made in preclinical studies and clinical studies, including previously unreported or unobserved adverse events as more patients are treated with tarcocimab and followed for longer periods of time.

For example, in February 2022, we announced topline results from our randomized, double-masked, active comparator-controlled Phase 2b/3 clinical trial evaluating the efficacy, durability and safety of tarcocimab in treatment-naïve subjects with neovascular wet AMD. The results show that tarcocimab did not meet the primary efficacy endpoint of showing non-inferior visual acuity gains for subjects dosed on extended regimens compared to aflibercept given every eight weeks.

There can be significant variability in safety or efficacy results between different clinical studies of the same product candidate due to numerous factors, including changes in study procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical study protocols and the rate of dropout among clinical study participants. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical studies nonetheless failed to obtain FDA approval. If approved, tarcocimab clinical study designs and data are not necessarily predictive of tarcocimab's final marketed product label. FDA may not approve a label for a particular dosing frequency, even if we believe the data demonstrate support for that dosing.

We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion. While we have certain preclinical programs such as our triplet programs in development and intend to initiate clinical trials for KSI-501, as well as intend to develop other product candidates, it will take additional investment and time for such programs to reach the same stage of development as tarcocimab.

A failure of tarcocimab in clinical development may require us to discontinue development of other product candidates based on our ABC Platform.

If tarcocimab fails in development as a result of any underlying problem with our platform, then we may discontinue development of some or all of our product candidates that are based on our ABC Platform. If we discontinue development of tarcocimab, or if tarcocimab were to fail to receive regulatory approval or were to fail to receive regulatory approval in one or more of our four planned key clinical indications or were to fail to achieve sufficient market acceptance, we could be prevented from or significantly delayed in achieving profitability.

Research and development of biopharmaceutical products is inherently risky. We cannot give any assurance that any of our product candidates will receive regulatory, including marketing, approval, which is necessary before they can be commercialized.

We are at an early stage of development of our product candidates. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidates, and we may fail to do so for many reasons, including the following:

- our product candidates may not successfully complete preclinical studies or clinical trials;

- if a product candidate obtains regulatory approval, approval may be for indications, dosage and administration or patient populations that are not as broad as intended or desired;

- a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria, for example a positive benefit-risk profile;

- our competitors may develop therapeutics that render our product candidates obsolete or less attractive;

- our competitors may develop platform technologies that render our ABC Platform obsolete or less attractive;

- the product candidates and ABC Platform that we develop may not be sufficiently covered by intellectual property for which we hold exclusive rights or may be covered by third party patents or other intellectual property or exclusive rights;

- the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

- a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

- if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate, to gain market acceptance; and

- a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

If any of these events occurs, we may be forced to abandon our development efforts for a product candidate or candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations. Failure of a product candidate may occur at any stage of preclinical or clinical development, and, because our product candidates and our ABC Platform are in development, there is a relatively higher risk of failure and we may never succeed in developing marketable products or generating product revenue.

We may not be successful in our efforts to further develop our ABC Platform and current product candidates in time to meet the current and identified market opportunity. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates is in various stages of development and will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all. Any clinical studies that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future clinical studies are inconclusive with respect to the efficacy of our product candidates or if we do not meet the clinical endpoints with statistical significance or if there are safety concerns or adverse events associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for our product candidates.

If any of our product candidates successfully completes clinical trials, we generally plan to seek regulatory approval to market our product candidates in the United States, the EU, and in additional foreign countries where we believe there is a viable commercial opportunity. We have never commenced, compiled or submitted an application seeking regulatory approval to market any product candidate. We may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect our viability. To obtain regulatory approval in countries outside the United States, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. We may also rely on our collaborators or partners to conduct the required activities to support an application for regulatory approval, and to seek approval, for one or more of our product candidates. We cannot be sure that our collaborators or partners will conduct these activities successfully or do so within the timeframe we desire. Even if we (or our collaborators or partners) are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our revenue and results of operations could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, we cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. That approval may be for indications, dosage and administration or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We may also be required to perform additional or unanticipated clinical studies to obtain approval or be subject to additional post-marketing testing requirements to maintain regulatory approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a modified Risk Evaluation and Mitigation Strategy, or REMS. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. We cannot provide any assurance that we will be able to successfully advance any of our product candidates through the development process or, if approved, successfully commercialize any of our product candidates.

We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an IND application or a clinical trial application, or CTA, will result in the FDA, European Medicines Agency, or EMA, or any other regulatory authority as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

- inability to generate sufficient preclinical, toxicology, or other *in vivo* or *in vitro* data to support the initiation or continuation of clinical trials;

- delays in reaching a consensus with regulatory agencies on study design;

- the determination by the reviewing regulatory authority to require more costly or lengthy clinical trials than we currently anticipate;

- delays in reaching agreement on acceptable terms with prospective CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

- delays in identifying, recruiting and training suitable clinical investigators;

- delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

- imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, CTA or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical trial operations or study sites; developments on trials conducted by competitors for related technology that raises FDA, EMA or any other regulatory authority concerns about risk to patients of the technology broadly; or if the FDA, EMA or any other regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

- delays in identifying, recruiting and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

- difficulty collaborating with patient groups and investigators;

- failure by our CROs, other third parties, or us to adhere to clinical trial requirements;

- failure to perform in accordance with the FDA's or any other regulatory authority's good clinical practices, or GCPs, requirements, or applicable EMA or other regulatory guidelines in other countries;

- occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

- changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

- changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

- the cost of clinical trials of our product candidates being greater than we anticipate;

- clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of such product candidates;

- transfer of manufacturing processes to larger-scale facilities operated by CMOs or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and

- delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials and for use in regulatory filings or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, EMA or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. We may also face delays if we are unable to reach agreement with the FDA, EMA or other regulatory authorities regarding CMC matters, including methodologies for, and assessment of, comparability of manufacturing procedures and lots.

Delays in the commencement or completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign regulatory authorities.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that any of our product candidates has side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked, which would severely harm our business, prospects, operating results and financial condition. For example, the safety profile we have observed in the Phase 1a/1b study of tarcocimab and in the Phase 2b/3 clinical trial of tarcocimab in treatment-naïve subjects with neovascular wet AMD, and the Phase 3 clinical trial evaluating tarcocimab in treatment-naïve subjects with retinal vein occlusion may not be representative of the safety profile in additional studies. We may still observe significant safety events that may negatively impact the tarcocimab program and the ABC Platform. A safety profile for tarcocimab in line with today's standard of care agents based on a safety database through pivotal studies of approximately 1,500 patients may not be sustained when administered to 100,000s of patients at varying dose intervals if approved.

Our most advanced product candidate, tarcocimab, is an anti-VEGF biologic that we are studying in wet AMD, DME/DR and RVO. There are some potential side effects associated with intravitreal anti-VEGF therapies such as intraocular hemorrhage, intraocular pressure elevation, retinal detachment, inflammation, vasculitis, artery occlusion or infection inside the eye and over-inhibition of VEGF, as well as the potential for potential systemic side effects such as heart attack, stroke, wound healing problems, and high blood pressure.

Recent trends in the development of anti-VEGF therapies have favored increased molar dosages, as compared to currently marketed treatments. To date these heightened dosages have not exhibited a safety profile significantly worse than that of current treatments, as attributable to molar dose. However, anti-VEGF product candidates featuring higher molar dosages, including tarcocimab, may heighten the risk of adverse effects associated with anti-VEGF treatments generally, both in the eye and in the rest of the body. There are risks inherent in the intravitreal injection procedure of drugs like tarcocimab which can cause injury to the eye and other complications including conjunctival hemorrhage, punctate keratitis, eye pain, conjunctival hyperemia, intra-ocular inflammation, and endophthalmitis. Tarcocimab is also being explored clinically with higher frequency dosing, which may increase the risk of potential adverse events. Any additional toxicology signal observed, be it real or perceived, may negatively impact perceptions of utilization of tarcocimab in broader populations and impact clinical trial enrollment, regulatory approval and commercial success.

Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the study and/or result in potential product liability claims. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management's attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates and decreased demand for our product candidates, if approved for commercial sale.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

- regulatory authorities may withdraw approvals of such product;

- regulatory authorities may require additional warnings on the label;

- we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

- we may be required to create a REMS plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

- we could be sued and held liable for harm caused to patients; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

We may encounter difficulties enrolling patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

- the size and nature of the patient population;

- the patient eligibility criteria defined in the protocol, including certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for our clinical trials to a greater extent than competing clinical trials for the same indication that do not have such patient eligibility criteria;

- the size of the study population required for analysis of the trial's primary endpoints;

- the proximity of patients to a trial site;

- the effects of health epidemics, including the resulting shelter-in-place, travel or similar restrictions;

- the design of the trial;

- new safety events may cause physicians to decrease patient enrollment in our current or planned studies;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- competing clinical trials for similar therapies or targeting patient populations meeting our patient eligibility criteria;

- clinicians' and patients' perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

- our ability to obtain and maintain patient consents; and

- the risk that patients enrolled in clinical trials will not complete such trials, for any reason.

Our inability to enroll a sufficient number of patients for our clinical trials could result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, delay or halt the development of and approval processes for our product candidates and jeopardize our ability to commence sales of and generate revenues from our product candidates, which may harm our business and results of operation.

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy or durability of our product candidates, which would prevent, delay or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. For those product candidates that are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. This is especially true for anti-VEGF biologic agents, where Lucentis, Eylea and Avastin are established products with accepted safety profiles.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety, efficacy or durability results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. Product candidates in later stages of clinical trials may fail to show the desired safety, efficacy and durability profile despite having progressed through preclinical studies and initial clinical trials. For example, in our Phase 2b/3 clinical trial evaluating the efficacy, durability and safety of tarcocimab in treatment-naïve subjects with neovascular wet AMD, tarcocimab did not meet the primary efficacy endpoint of showing non-inferior visual acuity gains for subjects dosed on extended regimens compared to aflibercept given every eight weeks. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We may be unable to design and execute clinical trials that support marketing approval. We cannot be certain that our planned clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials or trials of a different design could be required before we submit our product candidates for approval. Our tarcocimab pivotal study program relies on a single active arm in each study at a single dose (5mg), such that if a safety observation is observed there is no fallback position at a lower dose to rely on. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidate, which may also limit its commercial potential. Even if trial results are successful at the primary endpoint, clinical trial results may be different or worse in the extended treatment periods following the primary endpoint, and such data may negatively impact perceptions by regulatory authorities, the clinical community or commercial payors of the benefits of our product candidates.

The topline results from our Phase 2b/3 pivotal study of tarcocimab in wet AMD and from our Phase 3 pivotal study BEACON in RVO may lead to further study design modifications in our other ongoing pivotal studies and may impact the timeline of completion and likelihood of success of these pivotal studies.

We announced in February 2022 that our Phase 2b/3 pivotal study of tarcocimab in wet AMD did not meet the primary efficacy endpoint of non-inferiority in visual acuity gains for tarcocimab treated patients on extended regimens of every 12-, 16-, or 20- weeks compared to patients treated with aflibercept every eight weeks. In light of these results, we have implemented changes to our ongoing Phase 3 studies GLEAM and GLIMMER in DME and Phase 3 study DAYLIGHT in wet AMD.

In August 2022, we announced that our BEACON Phase 3 pivotal study of tarcocimab in RVO met the primary efficacy endpoint of non-inferior visual acuity gains for patients treated with tarcocimab every eight weeks following two monthly loading doses compared to patients given aflibercept every four weeks per its label.

Considering the totality of clinical study results of tarcocimab reported to date, we may decide to further modify the design of our other ongoing pivotal studies in order to reduce risks and increase probability of success, which may lead to potential delays in trial readouts and may impact the likelihood of trial success, which may in turn harm our business and operations and adversely affect our stock price.

We may not be successful in our efforts to continue to create a pipeline of product candidates or to develop commercially successful products. If we fail to successfully identify and develop additional product candidates, our commercial opportunity may be limited.

One of our strategies is to identify and pursue clinical development of additional product candidates through our ABC Platform. Our ABC Platform may not produce a pipeline of viable product candidates, or our competitors may develop platform technologies that render our ABC Platform obsolete or less attractive. Our research methodology may be unsuccessful in identifying potential product candidates, or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make them unmarketable or unlikely to receive marketing approval. Identifying, developing, obtaining regulatory approval and commercializing additional product candidates for the treatment of retinal diseases will require substantial additional funding and is prone to the risks of failure inherent in drug development. If we are unable to successfully identify, acquire, develop and commercialize additional product candidates, our commercial opportunity may be limited.

We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may retain their market share with existing drugs, or achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any product candidates we may develop and ultimately harm our financial condition.

The development and commercialization of new drug products is highly competitive. We may face competition with respect to any product candidates that we seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

There are a number of large pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of the retinal diseases for which we have product candidates, including wet AMD, DME/DR, and RVO. Certain of our competitors have commercially approved products for the treatment of retinal diseases that we are pursuing or may pursue in the future, including Roche, Regeneron and Novartis for the treatment of wet AMD, DME/DR, and RVO. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to educate these parties on the benefits of switching to tarcocimab. Companies that we are aware are developing therapeutics in the retinal disease area include large companies with significant financial resources, such as Roche, Novartis, Bayer and Regeneron, AbbVie/Allergan, Mylan, Johnson & Johnson, and Samsung Bioepis. In addition to competition from other companies targeting retinal indications, any products we may develop may also face competition from other types of therapies, such as gene-editing therapies and drug delivery devices.

Two Lucentis biosimilars were approved in the United States in 2022, and their approval may impact market dynamics and payor policies negatively for tarcocimab. Roche's product, Vabysmo (faricimab) received FDA approval for the treatment of wet AMD and DME in January 2022 and met its non-inferiority endpoint in pivotal studies in RVO. We believe faricimab's clinical profile together with physician enthusiasm for a new branded anti-VEGF will make it an important product in the marketplace. Regeneron reported positive topline results from its Phase 3 studies of a higher dose formulation of aflibercept that met its non-inferiority endpoint in pivotal studies in wet AMD and DME while dosing a majority of patients on an every 3 or 4 month interval. If approved, we believe high dose aflibercept may become an important therapy in the marketplace given Regeneron's incumbent position in retinal diseases. Even if tarcocimab presents a compelling clinical profile, we may not be able to market our product candidates as effectively as our competitors. For example, entrenched franchises may seek to impede adoption of tarcocimab through significant discounts or rebates.

Many of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of retinal disease indications, which could give such products significant regulatory and market timing advantages over any of our product candidates. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our patents relating to our competitors' products and our competitors may allege that our products infringe, misappropriate or otherwise violate their intellectual property. For more information regarding potential disputes concerning intellectual property, see the subsection of this Annual Report on Form 10-K titled "Risks Related to Our Intellectual Property."

The manufacture of our product candidates is highly complex and requires substantial lead time to produce.

Manufacturing our product candidates involves complex processes, including developing cells or cell systems to produce the biologic, growing large quantities of such cells, and harvesting and purifying the biologic produced by them. These processes require specialized facilities, highly specific raw materials and other production constraints. As a result, the cost to manufacture a biologic is generally far higher than traditional small molecule chemical compounds, and the biologics manufacturing process is less reliable and is difficult to reproduce. Because of the complex nature of our products, we need to oversee the manufacture of multiple components that require a diverse knowledge base and specialized personnel. Commercial manufacturing scale-up timelines may be negatively affected by material shortages, construction delays and supply chain challenges due to, among other factors, global supply chain shortages due to health epidemics, the ongoing military conflict between Russia and Ukraine and the related sanctions imposed against Russia, global macroeconomic conditions, bank failures or other reasons.

Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as our product candidates generally cannot be adequately characterized prior to manufacturing the final product. As a result, an assay of the finished product is not sufficient to ensure that the product will perform in the intended manner. Accordingly, we expect to employ multiple steps to attempt to control our manufacturing process to assure that the process works, and the product or product candidate is made strictly and consistently in compliance with the process.

Manufacturing biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, improper storage or transfer, inconsistency in yields and variability in product characteristics. Even minor deviations from normal manufacturing, distribution or storage processes could result in reduced production yields, product defects and other supply disruptions. Some of the raw materials required in our manufacturing process are derived from biological sources. Such raw materials are difficult to procure and may also be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt commercialization. Production of additional drug substance and drug product for any of our product candidates may require substantial lead time. For example, currently any new large-scale batches of tarcocimab would require at least 12 months to manufacture. In the event of significant product loss and materials shortages, we may be unable to produce adequate amounts of our product candidates or products for our operational needs.

Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

We rely on third parties for raw materials needed for manufacturing tarcocimab. We may not be able to obtain adequate amounts in the future. These challenges are magnified by the international nature of our supply chain, which, for tarcocimab, requires drug substance and drug product sourced from single source suppliers from China, Japan, the United Kingdom, the United States and Switzerland. For example, the effects of health epidemics, like the COVID-19 pandemic and the resulting shelter-in-place, travel or similar restrictions may impact the timing of clinical resupply facing and BLA facing manufacturing activities.

We have no experience manufacturing any of our product candidates at a commercial scale. If we or any of our third-party manufacturers encounter difficulties in production, or fail to meet rigorously enforced regulatory standards, our ability to provide supply of our product candidates for clinical trials and regulatory applications or our products for patients, if approved, could be delayed or stopped, or we may be unable to establish a commercially viable cost structure.

In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we will need to manufacture them in small and large quantities. Our third-party manufacturer has made only a limited number of lots of tarcocimab to date and has not made any commercial lots. The manufacturing processes for tarcocimab have never been tested at commercial scale and the process validation requirement (the requirement to consistently produce the active pharmaceutical ingredient used in tarcocimab in commercial quantities and of specified quality on a repeated basis and document its ability to do so) has not yet been satisfied. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of our product candidates may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. The same risks would apply to any internal manufacturing facilities, should we in the future decide to build internal manufacturing capacity.

In addition, the manufacturing process for any products that we may develop is subject to FDA, EMA and foreign regulatory authority approval processes and continuous oversight. We will need to contract with manufacturers who can meet all applicable FDA, EMA and foreign regulatory authority requirements, including complying with current good manufacturing practices, or cGMPs, on an ongoing basis. If we or our third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA, EMA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA, EMA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. For example, our manufacturers are also engaged in the manufacturing of COVID-19 vaccines and therapeutic treatments, and the success of and demand for these vaccines and therapeutic treatments means we and our programs are competing for scarce manufacturing resources. We aim to distribute tarcocimab in a prefilled syringe early in our commercial rollout. We may not be able to complete our prefilled syringe activities in a timely manner, or we may fail technically to design and develop a prefilled syringe for tarcocimab. If we require large volumes of glass vials, we may not be able to secure a sufficient supply due to COVID-19-related shortages of glass and vials. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing and commercial support infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

- our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs and other support personnel;

- the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future approved products;

- the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

- the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

- restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

- the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

- unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

Even if any product candidates we develop receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

- the efficacy and safety of such product candidates as demonstrated in pivotal clinical trials and published in peer-reviewed journals;

- the potential and perceived advantages of our product label as compared to alternative treatments;

- the ability to offer our products for sale at competitive prices;

- the ability to offer appropriate patient access programs, such as co-pay assistance;

- the extent to which physicians recommend our products to their patients;

- convenience and ease of dosing and administration compared to alternative treatments;

- the clinical indications for which the product candidate is approved by FDA, EMA or other regulatory agencies;

- product labeling or product insert requirements of the FDA, EMA or other comparable foreign regulatory authorities, including any limitations, contraindications or warnings contained in a product's approved labeling;

- restrictions on how the product is distributed;

- the timing of market introduction of competitive products;

- publicity concerning our products or competing products and treatments;

- the strength of marketing and distribution support;

- sufficient third-party coverage or reimbursement; and

- the prevalence and severity of any side effects.

If any product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenue, and we may not become profitable.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

Drug pricing and access policies in the United States and internationally may change and negatively impact tarcocimab's commercial viability. Proposed policy changes, including the potential for Medicare to negotiate with drug manufacturers under the newly enacted Inflation Reduction Act of 2022 (the "IRA"), may limit our ability to competitively price tarcocimab, if approved. Further, commercial insurers may limit patient access to tarcocimab, if approved and other branded therapies. The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if any product candidates we may develop obtain marketing approval.

Our ability to successfully commercialize any products that we may develop also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Government authorities currently impose mandatory discounts for certain patient groups, such as Medicare, Medicaid and Veterans Affairs, or VA, hospitals, and may seek to increase such discounts at any time. Future regulation may negatively impact the price of our products, if approved. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, that the level of reimbursement will be sufficient.

Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In order to get reimbursement, physicians may need to show that patients have superior treatment outcomes with our products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the medicine is approved by the FDA, EMA or other comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Further, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Our inability to promptly obtain and maintain coverage and profitable payment rates from both government-funded and private payors for any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize product candidates, and our overall financial condition.

Our product candidates may face competition from biological products that are biosimilar to or interchangeable with our product candidates sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk when and if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit testing and commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased or interrupted demand for our products;

- injury to our reputation;

- withdrawal of clinical trial participants and inability to continue clinical trials;

- initiation of investigations by regulators;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- product recalls, withdrawals or labeling, marketing or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources;

- the inability to commercialize any product candidate; and

- a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. Our insurance policies may have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. We have not submitted for or obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

- the FDA, EMA or comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials or the portfolio of clinical trials planned for submission in our BLA;

- the FDA, EMA or comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use of our products;

- the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

- we may be unable to demonstrate to the FDA, EMA or comparable foreign regulatory authorities that a product candidate's risk-benefit ratio for its proposed indication(s), when compared to the standard of care, is acceptable;

- the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

- study data may not be positive in all clinical trials demonstrating a mix of positive and negative clinical trial results;

- the FDA, EMA or comparable foreign regulatory authorities may fail to approve the chemistry, manufacturing and controls processes, test procedures and specifications, or facilities or third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

We are conducting clinical trials for our product candidates outside the United States (or the respective jurisdictions of other regulatory authorities), and the FDA, (or EMA and applicable foreign regulatory authorities) may not accept data from such trials.

We plan to conduct one or more of our clinical trials outside the United States, including Europe and other foreign countries. The acceptance of study data from global clinical trials by the FDA, EMA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the U.S. population and U.S. medical practice and (2) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of their respective jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming, would delay aspects of our business plan and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA, EMA or grants marketing approval of a product candidate, we would not be permitted to manufacture, market or promote the product candidate in other countries unless and until comparable regulatory authorities in foreign jurisdictions had approved the candidate for use in their countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials. There can be no assurance that any clinical trials conducted in one jurisdiction will be accepted by regulatory authorities in other jurisdictions.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any collaborator we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive regulatory scrutiny.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers' facilities are required to comply with extensive requirements imposed by the FDA, EMA and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA or marketing authorization application, or MAA. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including the requirement to implement a REMS), or contain requirements for potentially costly post-marketing testing. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved BLA or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

- issue warning letters that would result in adverse publicity;

- impose civil or criminal penalties;

- suspend or withdraw regulatory approvals;

- suspend any of our ongoing clinical trials;

- refuse to approve pending applications or supplements to approved applications submitted by us;

- impose restrictions on our operations, including closing our contract manufacturers' facilities;

- seize or detain products; or

- require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain international jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government's comparative effectiveness research.

Since the ACA's enactment, there have been numerous challenges to the ACA. For example, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA's individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. Further, on August 16, 2022, President Biden signed the IRA into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is unclear how any such challenges and any additional healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act, will remain in effect through 2031 unless additional Congressional action is taken. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, Congress is considering additional health reform measures, such as capping the costs for prescription drugs covered by Medicare Part D and by setting the annual out-of-pocket limit at $2,000 beginning in 2024, as part of other health reform initiatives.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

- the demand for our product candidates, if we obtain regulatory approval;

- our ability to receive or set a price that we believe is fair for our products;

- our ability to generate revenue and achieve or maintain profitability;

- the level of taxes that we are required to pay; and

- the availability of capital.

Moreover, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. At the federal level, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, the IRA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize our product candidates, if approved.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements or insider trading violations, which could significantly harm our business.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA, EMA and other comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA, EMA and other comparable foreign regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. Employee misconduct could also involve the improper use of, including improper trading based upon, information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation.

We have adopted a code of business conduct and ethics that applies to all our employees, including management, and our directors. However, it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected.

Our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. The laws that may impact our operations include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

- federal civil and criminal false claims laws, including the False Claims Act, which can be enforced by private citizens on behalf of the government through civil whistleblower or qui tam actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually to the CMS under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistant and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

- analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of sales; and other adverse business consequences.

In the ordinary course of business, we may collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (commonly known as processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to a variety of provincial, state, national, and foreign laws and regulations, as well as policies, contracts and other obligations that apply to the processing of sensitive information. Data privacy and security laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, the California legislature enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA requires covered companies to provide new disclosures to California residents, and honor their requests to access, delete and opt-out of certain sharing of their personal data. The CCPA provides for civil penalties for violations (up to $7,500 per violation) and a private right of action for certain data breaches. In addition, it is anticipated that the California Privacy Rights Act of 2020, or CPRA, effective January 1, 2023, will expand the CCPA. Additionally, the CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement. While certain clinical trial activities are exempt from the CCPA's and the CPRA's requirements, other personal data that we handle may be subject to the CCPA and the CPRA, which may increase our compliance costs, exposure to regulatory enforcement action and other liabilities. Since the enactment of the CCPA, new privacy and data security laws have been proposed in more than half of the states and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the U.S. For example, Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Utah Consumer Privacy Act, all of which become effective in 2023.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's General Data Protection Regulation, or EU GDPR, and the United Kingdom's GDPR, or UK GDPR, impose strict requirements for processing personal data. Violators of these laws face significant penalties. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, the EU GDPR also provides for private litigation related to the processing of personal data that can be brought by classes of data subjects or consumer protection organizations authorized at law to represent the data subjects' interests.

If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

The GDPR, CCPA and many other laws and regulations relating to data privacy and security are still being tested in courts, and they are subject to new and differing interpretations by courts and regulatory officials. We are working to comply with the data privacy and security laws and regulations that apply to us, and we anticipate needing to devote significant additional resources to complying with these laws and regulations. It is possible that the GDPR, CCPA or other laws and regulations relating to data privacy and security may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices.

Our actual or perceived failure to adequately comply with applicable laws, regulations, policies, contracts and other obligations relating to data privacy and security, or to protect personal data and other data we process or maintain, could result in regulatory fines and bans on processing personal data, investigations and enforcement actions, penalties and other liabilities, interruptions to our development process, claims for damages by affected individuals, and damage to our reputation, any of which could materially affect our business, financial condition, results of operations and growth prospects.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery and anti-corruption laws.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate or may operate in the future, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There can be no assurance that all of our employees, agents, contractors or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Risks Related to Our Reliance on Third Parties

We expect to rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct some aspects of our research, preclinical testing and clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for research and development activities reduces our control over these activities, but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We are also required to register ongoing clinical trials and to post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates we may develop and will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of materials for our product candidates and preclinical studies and clinical trials and for commercialization of any product candidates that we may develop. This reliance on third parties carries and may increase the risk that we will not have sufficient quantities of such materials, product candidates or any medicines that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities. We currently rely exclusively on a third-party manufacturer, Lonza AG, for the manufacture of our materials for preclinical studies and clinical trials and expect to continue to do so for preclinical studies, clinical trials and for commercial supply of any product candidates that we may develop.

We may be unable to establish any further agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

- the possible breach of the manufacturing agreement by the third party or us;

- the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

- the possible early termination of the agreement by us at a time that requires us to pay a cancellation fee;

- reliance on the third party for regulatory compliance, quality assurance, safety and pharmacovigilance and related reporting; and

- the inability to produce required volume in a timely manner and to quality standards.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in clinical holds on our trials, sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business, financial condition, results of operations, and prospects.

Any medicines that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply for any of our product candidates. If any one of our current contract manufacturers cannot perform as agreed, we may be required to replace that manufacturer and may incur added costs and delays in identifying and qualifying any such replacement. Furthermore, securing and reserving production capacity with contract manufacturers may result in significant costs.

Our current and anticipated future reliance upon others for the manufacture of any product candidates we may develop or medicines may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Reliance on third parties to conduct clinical trials, assist in research and development and to manufacture our product candidates, will at times require us to share trade secrets with them. We seek to protect our proprietary technology by in part entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

We rely on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the raw materials required for the production of our product candidates. Our reliance on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. As a small company, our negotiation leverage is limited and we are likely to get lower priority than our competitors who are larger than we are. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our product candidates until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

We may depend on collaborations with third parties for the research, development and commercialization of certain of the product candidates we may develop. If any such collaborations are not successful, we may not be able to realize the market potential of those product candidates.

We may seek third-party collaborators for the research, development and commercialization of certain of the product candidates we may develop. Our likely collaborators for any other collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, biotechnology companies and academic institutions. If we enter into any such arrangements with any third parties, we will likely have shared or limited control over the amount and timing of resources that our collaborators dedicate to the development or potential commercialization of any product candidates we may seek to develop with them. Our ability to generate revenue from these arrangements with commercial entities will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

Collaborations involving our product candidates we may develop, pose the following risks to us:

- collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not properly obtain, maintain, enforce or defend intellectual property or proprietary rights relating to our product candidates or may use our proprietary information in such a way as to expose us to potential litigation or other intellectual property related proceedings, including proceedings challenging the scope, ownership, validity and enforceability of our intellectual property;

- collaborators may own or co-own intellectual property covering our product candidates that result from our collaboration with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property or such product candidates;

- disputes may arise with respect to the ownership of intellectual property developed pursuant to collaborations;

- we may need the cooperation of our collaborators to enforce or defend any intellectual property we contribute to or that arises out of our collaborations, which may not be provided to us;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

- disputes may arise between the collaborators and us that result in the delay or termination of the research, development, or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborators may decide not to pursue development and commercialization of any product candidates we develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- collaborators with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing and distribution of such product candidates;

- we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;

- collaborators may undergo a change of control and the new owners may decide to take the collaboration in a direction which is not in our best interest;

- collaborators may become party to a business combination transaction and the continued pursuit and emphasis on our development or commercialization program by the resulting entity under our existing collaboration could be delayed, diminished or terminated;

- collaborators may become bankrupt, which may significantly delay our research or development programs, or may cause us to lose access to valuable technology, know-how or intellectual property of the collaborator relating to our products, product candidates;

- key personnel at our collaborators may leave, which could negatively impact our ability to productively work with our collaborators;

- collaborations may require us to incur short and long-term expenditures, issue securities that dilute our stockholders, or disrupt our management and business;

- collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates or our ABC Platform; and

- collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all.

We may face significant competition in seeking appropriate collaborations. Recent business combinations among biotechnology and pharmaceutical companies have resulted in a reduced number of potential collaborators. In addition, the negotiation process is time-consuming and complex, and we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate or delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.

If we enter into collaborations to develop and potentially commercialize any product candidates, we may not be able to realize the benefit of such transactions if we or our collaborator elect not to exercise the rights granted under the agreement or if we or our collaborator are unable to successfully integrate a product candidate into existing operations and company culture. In addition, if our agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator's technology or intellectual property or require us to stop development of those product candidates completely. We may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. Any collaborator may also be subject to many of the risks relating to product development, regulatory approval, and commercialization described in this "Risk Factors" section, and any negative impact on our collaborators may adversely affect us.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any product candidates we develop or for our ABC Platform, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our ABC Platform and any proprietary product candidates and other technologies we may develop. We seek to protect our proprietary position by in-licensing intellectual property and filing patent applications in the United States and abroad relating to our ABC Platform, product candidates and other technologies that are important to our business. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio directed to certain aspects of our technology and product candidates is also at an early stage. We have filed or intend to file patent applications on core aspects of our technology and product candidates; however, there can be no assurance that any such patent applications will issue as granted patents. Furthermore, in some cases, we only have filed provisional patent applications on certain aspects of our technology and product candidates, and none of these provisional patent applications is eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions relating to our ABC Platform and product candidates, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture for protection of such ABC Platform, product candidates and other technologies. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our ABC Platform and product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If any of our patent applications does not issue as a patent in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, and obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. In addition, our own fixed applications may become prior art against our current or future patent applications. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, and in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our ABC Platform, product candidates or other technologies or that effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents may be challenged, narrowed, circumvented, rendered unenforceable or invalidated by third parties. Consequently, we do not know whether our ABC Platform, product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our ABC Platform, product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions and other challenges in a foreign patent office or administrative tribunal, that challenge our or our licensor's priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our ABC Platform, product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents relating to our ABC Platform, product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as U.S. laws. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult, costly or impossible for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. Payment within these late fee windows may be employed in order to simplify the payment of these fees generally. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, while not relevant for tarcocimab, if we rely on a different product, its development could involve the use of government funds, which can require additional compliance aspects to make certain all rights are transferred to or remain with us.

Issued patents may be challenged or invalidated, and recent changes in U.S. patent law have diminished and may further diminish the value of patents in general. We rely on patents to protect our products, and any diminishment in the scope or value of our patents would adversely affect our business.

If we initiated legal proceedings against a third party to enforce a patent directed to our ABC Platform, product candidates or other technologies, the defendant could allege that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including obviousness, lack of novelty, lack of written description, or non-enablement. Grounds for an unenforceability challenge include an allegation that someone connected with prosecution of the patent withheld material information from the USPTO with an intent to deceive the USPTO, or made a misleading statement, during prosecution. The filing of a legal proceeding could also result in the third party challenging the patent at the USPTO, such as in post-grant and inter partes review.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For patent filings beginning in March 2013, the United States employs a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. Under the current patent laws, a third party that files a patent application in the USPTO before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (1) file any patent application related to our ABC Platform, product candidates or other technologies or (2) invent any of the inventions claimed in our or our licensor's patents or patent applications.

Changes to U.S. patent laws since 2011 also include allowing third party submissions of prior art to the USPTO during patent prosecution and additional procedures for attacking the validity of a patent through USPTO administered post-grant proceedings, including re-examination, post-grant review, inter partes review, interference proceedings and derivation proceedings. Some of these changes apply to patents issued prior to 2011. These and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover our ABC Platform, product candidates or other technologies. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standards applied in United States federal courts that apply to actions seeking to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if challenged in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not otherwise have been invalidated if first challenged by the third party as a defendant in a district court action.

As compared to intellectual property-reliant companies generally, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. These rulings have created uncertainty with respect to the validity and enforceability of patents, even once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Any future changes to patent laws could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our ABC Platform, product candidates or other technologies. Increased uncertainty with respect to, or loss of, patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. Patent term extension in the United States and/or foreign countries and territories may not be available if, among other things, we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to the expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension received is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor or owner or co-owner. For example, we may have inventorship disputes arise from conflicting obligations of employees, collaborators, consultants or others who are involved in developing our ABC Platform, product candidates or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our ABC Platform, product candidates and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our ABC Platform, product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. Over time, we expect our trade secrets and know-how to be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel from academic to industry scientific positions.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants, train our employees not to bring or use proprietary information or technology from former employers to us or in their work and remind former employees when they leave their employment of their confidentiality obligations to us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to contain such breaches or disclosures or obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed without the protection of a confidentiality agreement found unenforceable by relevant courts or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have improperly used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects. Where post-filing date patent assignments are not executed by an inventor, it is our practice to employ and record the assignment provision that can be found in the employee's employment agreement. This is done when possible, and when the intellectual property is of interest to us.

Third-party claims of intellectual property infringement, misappropriation or other violation against us or our collaborators may prevent or delay the development and commercialization of our ABC Platform, product candidates and other technologies.

The field of discovering treatments for retinal diseases is highly competitive and dynamic. Due to the focused research and development that is taking place in this field by several companies, including us and our competitors, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, there may be significant intellectual property related litigation and proceedings relating to our owned, and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our and our collaborators' ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, due to changes in U.S. law referred to as patent reform, new procedures including *inter partes* review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist relating to ABC technology and in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our ABC Platform, product candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that our ABC Platform, product candidates and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued or that a third party, including a competitor in the fields in which we are developing our ABC Platform, product candidates and other technologies, might assert are infringed by our current or future ABC Platform, product candidates or other technologies. Such a dispute may concern claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our ABC Platform, product candidates or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our ABC Platform, product candidates or other technologies, could be found to be infringed by our ABC Platform, product candidates or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that later result in issued patents that our ABC Platform, product candidates or other technologies may infringe.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our ABC Platform, product candidates or other technologies infringes these patents. If a third party alleges that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by our ABC Platform, product candidates or other technologies, even if we believe such claims are without merit. In that event, the successful plaintiff may be able to impede our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or such patents expire or are finally determined to be invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties or both. Any license granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our ABC Platform, product candidates or other technologies, or our commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

We are aware of a number of patents and applications that are directed to one or more aspects of tarcocimab. Our intent is to maintain our development efforts under 35 U.S.C. Section 271(e)(1) (which provides a safe harbor from patent infringement claims related to certain drug development activities) through to at least the launch of any tarcocimab product. As such, we do not intend to launch tarcocimab when any valid patent is still in force. We are aware of at least one pending application with claims that are directed to some aspect of tarcocimab, and that could, if issued, result in a patent term beyond our intended launch date of tarcocimab. If this were to occur, we may challenge the validity of the claims, obtain a license, modify tarcocimab, or delay launch.

If we choose to further the pipeline and develop a different product, such a product would be delayed until the expiration of any valid patent that is still in force on such product. Alternatively, our options for addressing any such patents relating to these non-tarcocimab products would include the following: challenge the validity of the claims, obtain a license, or modify the non-tarcocimab product.

Defending against infringement claims, regardless of their merit, would involve substantial litigation expense, would be a substantial diversion of management and other employee resources from our business and may adversely impact our reputation. We may be subject to an injunction that prevents or delays us from commercializing our ABC Platform technology, product candidates or other technologies during ongoing litigation even if we ultimately prevail in the litigation proceedings or the litigation is settled in our favor. We may be subject to an injunction that prevents or delays us from commercializing our ABC Platform, product candidates or other technologies during ongoing litigation even if we ultimately prevail in the litigation proceedings or the litigation is settled in our favor. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing ABC Platform, product candidates or other technologies. In addition, we may have to pay substantial damages (including treble damages and attorneys' fees for willful infringement) obtain one or more licenses from third parties, pay royalties and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. If we were unable to further develop and commercialize our ABC Platform, product candidates or other technologies, it would harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. If we assert our intellectual property against others, it could increase the likelihood that our patents or the patents of our licensing partners become involved in inventorship, priority or validity disputes. As discussed above, countering or defending against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, the other party's use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated, rendered unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if we prevail in asserting our intellectual property, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately or to assert all claims we believe to be viable. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, any registered or unregistered trademarks or trade names that we currently have or may in the future acquire may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. We own a registered trademark for the mark "KODIAK" and "KODIAK SCIENCES" in the United States. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We engage a third party watching service to monitor use by third parties of names that are identical or similar to our name. We have identified at least two companies that are using names that we continue to monitor. We have sent cease and desist letters to two companies and filed trademark opposition proceedings against two companies. We were successful in both oppositions. If we deem it appropriate, we may decide to take further action with respect to those companies. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we may license or own;

- we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

- we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

- it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

- issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

- our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may harm our business; and

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Operations

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Developing and commercializing new medicines is a challenging exercise and requires diverse expertise in a variety of scientific, clinical, manufacturing, commercial, financial, people and legal functions. Failure to adequately develop these functions will hurt our ability to compete effectively.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, particularly our Chief Executive Officer, Dr. Victor Perlroth, and our scientific and medical personnel. The loss of the services provided by any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in the development of our product candidates and harm our business.

We conduct our U.S. operations at our facilities in Palo Alto, California, in a region that is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We expect that we may need to recruit talent from outside of our region and doing so may be costly and difficult.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock and stock option grants, including early exercise stock options exercisable for restricted stock that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain "key man" insurance policies on the lives of all of these individuals or the lives of any of our other employees. If we are unable to attract, incentivize and retain quality personnel on acceptable terms, or at all, it may cause our business and operating results to suffer.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2022, we had 112 employees, all of whom were full-time. As our development plans and strategies develop, and as we continue operating as a public company, we must add a significant number of additional managerial, operational, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, retaining and motivating additional employees;

- managing our internal development efforts effectively, including the clinical and FDA review process for our current and future product candidates, while complying with our contractual obligations to contractors and other third parties;

- expanding our operational, financial and management controls, reporting systems and procedures; and

- managing increasing operational and managerial complexity.

Our future financial performance and our ability to continue to develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to manage these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop our product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

If we engage in acquisitions, in-licensing or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of indebtedness or contingent liabilities;

- the issuance of our equity securities which would result in dilution to our stockholders;

- assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing product candidates and initiatives in pursuing such an acquisition or strategic partnership;

- retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

- our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If our security measures, or those maintained on our behalf by CROs, service providers or other third parties, are compromised now, or in the future, or the security, confidentiality, integrity or availability of our information technology, software, services, networks, communications or data is compromised, limited or fails, this could result in significant fines or other liability, interrupt our development programs, harm our reputation, or otherwise adversely affect our business.

In the ordinary course of our business, we process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data collected about trial participants in connection with clinical trials, and sensitive third-party data. We may rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. The information and data processed and stored in our technology systems, and those of our research collaborators, CROs, contractors, consultants, and other third parties on which we depend to operate our business, may be vulnerable to these threats. These threats come from a variety of sources, including traditional computer "hackers," threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. During times of war and other major conflicts, including as a result of the ongoing military conflict between Russia and Ukraine and the related sanctions imposed against Russia, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations and supply chain. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us.

Additionally, as a result of health epidemics, certain employees may remain in a remote work environment and outside of our corporate network security protection boundaries, which imposes additional risks to our business, including increased risk of industrial espionage, phishing and other cybersecurity attacks, and unauthorized dissemination of proprietary or confidential information, any of which could have a material adverse effect on our business.

Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, access to our sensitive information, or interruptions or stoppages in our business operations (including our clinical trials). Although to our knowledge, we have not experienced a material system failure or security incident to date, if such an event were to occur, it could result in a material disruption of our development programs and our business operations, whether due to a loss of trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third-party research institution collaborators, CROs, other contractors and consultants for many aspects of our business, including research and development activities and manufacturing of our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business.

While we have developed systems and processes designed to protect the integrity, confidentiality and security of the sensitive information under our control, we cannot assure you that our security measures or those of the third parties we depend on will be effective in preventing security incidents. There are many different and rapidly evolving cybercrime and hacking techniques, and we may be unable to anticipate attempted security incidents, identify them before our information is exploited, or react in a timely manner. We may be unable to detect vulnerabilities in our information technology systems and software because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

Additionally, applicable data protection requirements, including, without limitation, laws, regulations, guidance as well as our internal and external policies and our contractual obligations, may require us to notify relevant stakeholders of security incident, including affected individuals, partners, collaborators, regulators, law enforcement agencies, and others. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to litigation or other liability, fines, harm to our reputation, significant costs, or other materially adverse effects. Any limitations or exclusions of liability in our contracts may not be enforceable or adequate or protect us from liability or damages.

Our insurance coverage may not be adequate for cybersecurity liabilities, may not continue to be available to us on economically reasonable terms, or at all, and insurers could deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. For example, in connection to health epidemics like the COVID-19 pandemic, the various quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases, could adversely affect our business, financial condition or results of operations by limiting our ability to manufacture product, forcing temporary closure of facilities that we rely upon or increasing the costs associated with obtaining clinical supplies of our product candidates. The extent to which health epidemics could impact our results will depend on future developments, which are highly uncertain and cannot be accurately predicted, including the severity and the actions to contain or treat such outbreaks, epidemics, or pandemics, among others.

Our operations are located at facilities in Palo Alto, California and Switzerland. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

We implemented a new enterprise resource planning, or ERP, system as well as other systems as part of our ongoing technology and process improvements. Our ERP system is critical to our ability to accurately maintain books and records and prepare our financial statements. If we encounter unforeseen problems with our ERP system or other systems and infrastructure, our business, operations, and financial results could be adversely affected.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Some of our suppliers and collaborative relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

- economic weakness, including inflation or political instability in particular non-U.S. economies and markets;

- differing and changing regulatory requirements, pricing and reimbursement regimes in non-U.S. countries;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- difficulties in compliance with non-U.S. laws and regulations;

- changes in non-U.S. regulations and customs, tariffs and trade barriers;

- changes in non-U.S. currency exchange rates and currency controls;

- changes in a specific country's or region's political or economic environment;

- trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

- negative consequences from changes in tax laws;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- difficulties associated with staffing and managing international operations, including differing labor relations;

- potential liability under the FCPA or comparable foreign laws; and

- business interruptions resulting from geo-political actions, including war (including the current Russia-Ukraine conflict) and terrorism or natural disasters.

Following the result of a referendum in 2016, the United Kingdom, or UK, left the European Union, or EU, on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the UK and the EU, the UK was subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, that outlines the future trading relationship between the United Kingdom and the European Union applied provisionally from January 1, 2021, and formally entered into force on May 1, 2021.

Since a significant proportion of the regulatory framework in the UK, is derived from EU directives and regulations, Brexit may have a material impact upon the regulatory regime applicable to our operations, including with respect to our ability to obtain regulatory approvals of our product candidates in the EU. For example, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorization from the European Medicines Agency, or EMA, and a separate marketing authorization will be required to market our product candidates in Great Britain. Any delay in obtaining, or an inability to obtain, any marketing approvals, would restrict our ability to generate revenue and achieve and sustain profitability.

While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the UK and the EU there are additional non-tariff costs to such trade which did not exist prior to the end of the Transition Period. Further, should the UK diverge from the EU from a regulatory perspective in relation to medicinal products, tariffs could be put into place in the future. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the UK It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the EU.

Other international, geo-political, and macroeconomic events could also have an adverse impact on our business. For instance, in February 2022, Russia initiated military action against Ukraine. In response, the United States and certain other countries imposed significant sanctions and trade actions against Russia and could impose further sanctions, trade restrictions, and other retaliatory actions. While we cannot predict the broader consequences, the conflict and retaliatory and counter-retaliatory actions could materially adversely affect global trade, currency exchange rates, inflation, regional economies, and the global economy, which in turn may increase our costs, disrupt our supply chain, or otherwise adversely affect our business, financial condition, and results of operations. In addition, increasing inflation rates and the responses by central banking authorities to control such inflation have contributed to uncertainty and volatility in U.S. and global markets. Rising inflation rates in the United States have begun to affect businesses across many industries, including ours, by increasing costs of operations such as labor.

These and other risks associated with our planned international operations may materially adversely affect our business, financial condition, and ability to attain profitable operations.

Our business could be materially and adversely affected in the future by the effects of disease outbreaks, epidemics and pandemics, such as the COVID-19 pandemic, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business could be materially and adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. For example, in March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, we delayed initiation of the next set of tarcocimab pivotal studies by one quarter from June to September 2020 in order to assess how best to minimize the impact of COVID-19 on clinical trial conduct. We implemented and continued with various enhancements to our ongoing study execution to help ensure the safety of patients, physicians, study site staff and Kodiak operations team members during the COVID-19 pandemic, including the use of remote study monitoring.

The COVID-19 pandemic continues to unfold and we will continue to monitor our operations in response. We continue to observe government recommendations. Quarantines for COVID-19 or other viruses could impact personnel at third party manufacturing facilities, or the availability or cost of materials, which would disrupt our supply chain. While many of these materials may be obtained by more than one supplier, port closures and other restrictions resulting from the coronavirus outbreak in the region may disrupt our supply chain or limit our ability to obtain sufficient materials for our drug products. As we work towards commercial scale-up and manufacturing activities to support BLA submission, there is competition with COVID-19 vaccine and therapeutic programs for manufacturing related (i) materials such as resins, filters, sterile tube sets, pipette tips; (ii) personnel such as facility engineering and construction as well as plant engineers and workers; and (iii) production slots in cGMP facilities.

In addition, our current and future clinical trials may be materially and adversely affected by health epidemics in the future. Site initiation and patient enrollment may be further delayed due to prioritization of hospital resources toward health epidemics. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure during health epidemics, and may adversely impact our clinical trial operations. Kodiak staff and/or our CRO partners may not be able to travel to study sites, impacting further site initiations and in-person monitoring of study data quality. Other Kodiak vendors on whom we depend, such as supply chain and logistics partners and our image reading centers may be disrupted, and our operations could be affected. Our clinical studies enroll patients who have underlying risk factors such as advanced age, hypertension and/or diabetes which could lead to higher than expected study discontinuation rates and/or missed visit rates if these patients are adversely affected by health epidemics. To date, we continue to see low levels of patient missed visits. Additionally, the pandemic could result in delayed recruitment in some or all of our clinical studies that are currently recruiting patients, for example if as a consequence of the pandemic patients are not willing to be seen by their physician as frequently as our study protocols require.

The ultimate impact of the COVID-19 outbreak or a similar health epidemic is highly uncertain and subject to change.

The extent to which the risks and evolving effects of health epidemics like the COVID-19 pandemic impact our business and our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate duration and severity of the pandemic, government actions, such as travel restrictions, quarantines and social distancing requirements, business closures or business disruptions and the effectiveness of actions taken in the United States and in other countries to contain and treat the disease, including the effectiveness and timing of vaccine programs in the United States and worldwide. Health epidemics may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, the Company had $68.7 million of federal and $614.9 million of state net operating loss, or NOLs, that may be available to offset future taxable income. A portion of the federal NOL carryforwards begin to expire in 2035 and the state NOL carryforwards begin to expire in 2035, if not utilized. Under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which are outside our control. As a result, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset post-change taxable income or taxes may be subject to limitation.

U.S. federal tax legislation enacted in 2017, informally titled The Tax Cuts and Jobs Act (the "Tax Act"), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") enacted in March 2020, among other things, includes changes to U.S. federal tax rates and the rules governing NOL carryforwards. Federal NOLs arising in tax years beginning after December 31, 2017 are permitted to be carried forward indefinitely, but carryback of such NOLs is generally permitted to the prior five taxable years only for NOLs arising in taxable years beginning before 2021. In addition, under the Tax Act, as modified by the CARES Act, the deductibility of federal NOLs incurred in taxable years beginning after December 31, 2017 is limited in taxable years beginning after December 31, 2020. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. The new limitations on use of NOLs may significantly impact our ability to utilize our NOLs to offset taxable income in the future.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act, modified certain provisions of the Tax Act. More recently, the Inflation Reduction Act of 2022 (the "IRA") was enacted which includes provisions that will impact the U.S. federal income taxation of corporations, including imposing a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act, the IRA, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our net deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Risks Related to Our Business, Financial Condition and Capital Requirements

Unfavorable U.S. and global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the U.S. and global economies, the U.S. and global financial markets and adverse geopolitical and macroeconomic developments. U.S. and global market and economic conditions have been, and continue to be, disrupted and volatile due to many factors, including health epidemics, component shortages and related supply chain challenges, geopolitical developments such as the conflict between Ukraine and Russia and related sanctions, bank failures and increasing inflation rates and the responses by central banking authorities to control such inflation, among others. General business and economic conditions that could affect our business, financial condition or results of operations include fluctuations in economic growth, debt and equity capital markets, liquidity of the global financial markets, access to our liquidity within the U.S. banking system, the availability and cost of credit, investor and consumer confidence, and the strength of the economies in which we, our manufacturers and our suppliers operate.

A severe or prolonged global economic downturn could result in a variety of risks to our business. For example, inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital on acceptable terms, if at all. In addition, the U.S. Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks. Risks of a prolonged global economic downturn are particularly true in Europe, which is undergoing a continued severe economic crisis. A weak or declining economy could also strain our suppliers and manufacturers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Subsequently, the U.S. Treasury, Federal Reserve and FDIC announced that SVB depositors would have access to all of their money. We have a banking relationship with SVB and hold cash in SVB depository accounts to cover short-term operational payments. While we have not experienced any losses in such accounts, the recent failure of SVB caused us to utilize our accounts at other financial institutions in order to mitigate potential operational risks stemming from the temporary inability to access funds in our SVB operating accounts. As a result of bank failures, such as SVB, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired and could negatively impact the financial institutions with which we have direct arrangements, or the financial services industry or economy in general.

Additionally, financial markets around the world experienced volatility following the recent invasion of Ukraine by Russia. In response to the invasion, the United States, United Kingdom and EU, along with others, imposed significant new sanctions and export controls against Russia, Russian banks and certain Russian individuals and may implement additional sanctions or take further punitive actions in the future. The full economic and social impact of the sanctions imposed on Russia (as well as possible future punitive measures that may be implemented), as well as the counter measures imposed by Russia, in addition to the ongoing military conflict between Ukraine and Russia and related sanctions, which could conceivably expand into the surrounding region, remains uncertain; however, both the conflict and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability, supply chain continuity and reduced access to liquidity in both Europe and globally, and has introduced significant uncertainty into global markets. In particular, the Russia-Ukraine conflict and related sanctions has contributed to rapidly rising costs of living (driven largely by higher energy prices) in Europe and other advanced economies. Further, a weak or declining economy could strain our suppliers and manufacturers. As a result, our business and results of operations may be adversely affected by the ongoing conflict between Ukraine and Russia and related sanctions, particularly to the extent it escalates to involve additional countries, further economic sanctions or wider military conflict.

We have operations, as well as current and potential new suppliers and manufacturers, throughout Europe. If economic conditions in Europe and other key markets for our business remain uncertain or deteriorate further, we could experience adverse effects on our business, financial condition or results of operations.

We are in the clinical stage of drug development and have a very limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.

We are a clinical stage biopharmaceutical company committed to researching, developing and commercializing transformative therapeutics to treat high prevalence retinal diseases. We commenced operations in June 2009, have no products approved for commercial sale and have not generated any revenue. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. Except for tarcocimab, we have not initiated clinical trials for any of our other product candidates. To date, we have not completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product, or conducted sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company and early stage of drug development make any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur significant and increasing net losses for the foreseeable future.

We have incurred net losses in each reporting period since our inception, including net losses of $333.8 million, $267.0 million and $133.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $892.0 million.

We have invested significant financial resources in research and development activities, including for our product candidates and our ABC Platform. We do not expect to generate revenue from product sales for several years, if at all. The amount of our future net losses will depend, in part, on the level of our future expenditures and our ability to generate revenue. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

We expect to continue to incur significant and increasingly higher expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

- progress our current and any future product candidates through preclinical and clinical development;

- work with our contract manufacturers to scale up the manufacturing processes for our product candidates or, in the future, establish and operate a manufacturing facility;

- continue our research and discovery activities;

- continue the development of our ABC Platform;

- initiate and conduct additional preclinical, clinical or other studies for our current and any future product candidates;

- change or add additional contract manufacturers or suppliers;

- seek regulatory approvals and marketing authorizations for our product candidates, including tarcocimab;

- establish sales, marketing and distribution infrastructure to commercialize any products for which we obtain approval;

- acquire or in-license product candidates, intellectual property and technologies;

- make milestone, royalty or other payments due under any current or future collaboration or license agreements;

- obtain, maintain, expand, protect and enforce our intellectual property portfolio;

- attract, hire and retain qualified personnel;

- experience any delays or encounter other issues related to our operations;

- meet the requirements and demands of being a public company; and

- defend against any product liability claims or other lawsuits related to our products.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have never generated any revenue from product sales, and we may never generate revenue or be profitable.

We have no products approved for commercial sale and have not generated any revenue from product sales. We do not anticipate generating any revenue from product sales until after we have successfully completed clinical development and received regulatory approval for the commercial sale of a product candidate, if ever.

Our ability to generate revenue and achieve profitability depends significantly on many factors, including:

- successfully completing research and preclinical and clinical development of our product candidates;

- obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development and clinical trials;

- developing a sustainable and scalable manufacturing process for our product candidates, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and any commercial demand for our product candidates;

- identifying, assessing, acquiring and/or developing new product candidates;

- negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

- launching and successfully commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

- obtaining and maintaining an adequate price for our product candidates, both in the United States and in foreign countries where our products are commercialized;

- obtaining adequate reimbursement for our product candidates from payors;

- obtaining market acceptance of our product candidates as viable treatment options;

- addressing any competing technological and market developments;

- maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

- attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA or foreign regulatory agencies, to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators' clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.

Even if we are able to generate revenue from the sale of any approved products, we may not become profitable, and we will need to obtain additional funding through one or more debt or equity financings in order to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our failure to become and remain profitable could decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations and cause a decline in the value of our common stock, all or any of which may adversely affect our viability.

If we fail to obtain additional financing, we may be unable to complete the development and, if approved, commercialization of our product candidates.

Our operations have required substantial amounts of cash since inception. To date, we have funded our operations primarily through the sale of equity securities. Developing our product candidates is expensive, and we expect to continue our spending as we conduct the Phase 3 clinical trials for our tarcocimab product candidate and build manufacturing capacity. Even if we are successful in developing our product candidates, obtaining regulatory approvals and launching and commercializing any product candidate will require substantial additional funding.

Our estimate as to how long we expect our existing cash, cash equivalents and marketable securities to be available to fund our operations is based on assumptions that may prove inaccurate, and we could deplete our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently anticipate.

We will require additional capital for the further development and, if approved, commercialization of our product candidates. Additional capital may not be available when we need it, on terms acceptable to us or at all. For example, the COVID-19 pandemic significantly disrupted world financial markets, negatively impacted US market conditions, increased the volatility of trading prices for biopharmaceutical companies, and may have reduced opportunities for us to seek out additional funding when needed. Similarly, the current Russia-Ukraine conflict has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain. Further, inflation rates, particularly in the United States, have increased recently to levels not seen in decades, and the Federal Reserve has raised, and may again raise, interest rates. These conditions of economic uncertainty and market volatility could limit additional capital available to us, if and when needed. In addition, it is possible that we may not be able to access a portion of our existing cash, cash equivalents and investments due to unforeseen market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC), took control and was appointed receiver of SVB. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. We currently have no committed source of additional capital. If adequate capital is not available to us on a timely basis, we may be required to significantly delay, scale back or discontinue our research and development programs or the commercialization of any product candidates, if approved, or be unable to continue or expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations and cause the price of our common stock to decline.

Due to the significant resources required for the development of our product candidates, and depending on our ability to access capital, we must prioritize development of certain product candidates. Moreover, we may expend our limited resources on product candidates that do not yield a successful product and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Due to the significant resources required for the development of our product candidates, we must decide which product candidates and indications to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product candidates may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our product candidates or misread trends in the biopharmaceutical industry, in particular for retinal diseases, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

Foreign currency exchange rate risk may impact our financial position and results

We use foreign currency forward contracts to protect against changes in anticipated foreign currency cash flows resulting from changes in foreign currency exchange rates, primarily associated with non-functional currency denominated expenses. We regularly monitor our foreign currency exchange rate exposures to ensure the overall effectiveness of its foreign currency exposures. While we engage in foreign currency hedging activity to reduce our risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges**.**

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares.

The market price of our common stock may be volatile. For example, the closing price of our common stock from December 31, 2021 to December 31, 2022 ranged from a low of $5.04 to a high of $89.45 and from January 1, 2023 to February 28, 2023, ranged from a low of $6.50 to a high of $8.89. As a result, you may not be able to sell your common stock at or above the price that you paid for such shares. Some of the factors that may cause the market price of our common stock to fluctuate include:

- the success of existing or new competitive products or technologies;

- the timing and results of clinical trials for our current product candidates and any future product candidates that we may develop;

- commencement or termination of collaborations for our product candidates;

- failure or discontinuation of any of our product candidates;

- failure to develop our ABC Platform;

- results of preclinical studies, clinical trials or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key personnel;

- the commencement of litigation;

- the level of expenses related to any of our research programs, product candidates that we may develop;

- the results of our efforts to develop additional product candidates or products;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us, our insiders, or other stockholders;

- expiration of market standoff or lock-up agreements;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in estimates or recommendations by securities analysts, if any, that cover our stock;

- changes in the structure of healthcare payment systems;

- market conditions in the pharmaceutical and biotechnology sectors;

- general economic, industry, and market conditions, including fluctuations attributable to health epidemics, the current inflationary environment, lowered consumer confidence, bank failures, the recent Russian invasion of Ukraine, as well as continued and any new sanctions against Russia by, among others, the United States and the European Union, which restrict a wide range of trade and financial dealings with Russia and Russia parties, and other unforeseeable circumstances; and

- the other factors described in this "Risk Factors" section.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations, including recently in connection with health epidemics, bank failures, broader macroeconomic conditional and/or geopolitical instability such as that resulting from the conflict between Russia and Ukraine, which has resulted in decreased market prices, notwithstanding the lack of a fundamental change in the underlying business models or prospects of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In this regard, worsening economic conditions, interest rate increases and/or other tapering policies from the government, and other adverse effects or developments relating to health epidemics or general economic environment may negatively affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We will seek additional capital through one or a combination of public and private equity offerings, debt financings, strategic partnerships and alliances or licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. To the extent that we raise additional capital through the sale of equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our principal stockholders own a significant percentage of our common stock, which could limit your ability to affect the outcome of key transactions, including a change of control.

Our directors, executive officers, significant holders of outstanding common stock and their respective affiliates beneficially own a significant amount of our common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Delaware law and provisions in our certificate of incorporation and bylaws might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws may discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our charter documents:

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- eliminate cumulative voting in the election of directors;

- authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

- provide our board of directors with the exclusive right to elect a director to fill a vacancy or newly created directorship;

- permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;

- prohibit stockholders from calling a special meeting of stockholders;

- require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;

- authorize our board of directors, by a majority vote, to amend the bylaws; and

- require the affirmative vote of at least 66 2/3% or more of the outstanding shares of common stock to amend many of the provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware, or DGCL, prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our certificate of incorporation, bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty;

- any action asserting a claim against us arising under the DGCL, our certificate of incorporation, or our bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our bylaws further provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. Our bylaws further provide that unless we otherwise consent in writing, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

General Risk Factors

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Future sales of our common stock in the public market could cause our share price to decline, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales, particularly sales by our directors, executive officers and significant stockholders, may have on the prevailing market price of our common stock. All of our outstanding shares of common stock are available for sale in the public market, subject only to the restrictions of Rule 144 under the Securities Act in the case of our affiliates. In addition, the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans, as well as shares issuable upon vesting of restricted stock unit awards, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. In addition, certain holders of our common stock have the right, subject to various conditions and limitations, to request we include their shares of our common stock in registration statements we may file relating to our securities. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

A failure to maintain an effective system of internal control over financial reporting could result in material misstatements of our financial statements in future periods and may impair our ability to comply with the accounting and reporting requirements applicable to public companies. Furthermore, our business, financial position, and results of operations could be adversely affected.

As a public company, we are subject to reporting and other obligations under the Exchange Act, including the requirements of the Sarbanes-Oxley Act of 2002 ("SOX") Section 404, which require annual management assessments of the effectiveness of our internal control over financial reporting.

The rules governing the standards that must be met for management to determine that our internal control over financial reporting is effective are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by SOX. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Any failure to maintain effective internal controls could also have an adverse effect on our business, financial position and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate offices are located in Palo Alto, California, where we lease approximately 155,000 square feet of office, research and development, engineering and laboratory space pursuant to lease agreements commencing in June 2020. The initial lease term for 1200 Page Mill Road is 6.5 years and 13 years for 1250 Page Mill Road.

We continue to lease office and laboratory space at 2631 Hanover Street in Palo Alto, California, which commenced in January 2013. In March 2016, we executed a third lease amendment agreement that became effective March 31, 2016 and extended the lease term until October 31, 2023. The facilities in Palo Alto, California houses substantially all of our personnel.

In April 2020, we entered into a lease agreement for office and laboratory space at Rottenstrasse 5 in Visp, Switzerland. The space is approximately 1,000 square meters. The initial lease term is 5 years, with automatic renewals every 5 years for a maximum lease term of 15 years.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings at this time. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the Nasdaq Global Market under the trading symbol "KOD".

Holders of Common Stock

As of February 28, 2023, there were approximately 22 holders of record of our common stock. The approximate number of holders is based upon the actual number of holders registered in our records at such date and excludes holders in "street name" or persons, partnerships, associations, corporations, or other entities identified in security positions listings maintained by depository trust companies.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

None.

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis and other parts of this Annual Report on Form 10-K contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

Kodiak Sciences ("we" or the "Company") is a biopharmaceutical company committed to researching, developing and commercializing transformative therapeutics to treat high prevalence retinal diseases. Founded in 2009, we are focused on bringing new science to the design and manufacture of next generation retinal medicines to prevent and treat the leading causes of blindness globally. Our ABC Platform™ uses molecular engineering to merge the fields of antibody-based and chemistry-based therapies and is at the core of Kodiak's discovery engine. Kodiak's lead product candidate, tarcocimab, is a novel anti-VEGF antibody biopolymer conjugate being developed for the treatment of retinal vascular diseases including diabetic eye diseases, the leading cause of blindness in working-age patients in the developed world, and wet age-related macular degeneration, the leading cause of blindness in elderly patients in the developed world. Kodiak has leveraged its ABC Platform to build a pipeline of product candidates in various stages of development. KSI-501 is our dual inhibitor antibody biopolymer conjugate targeting both VEGF (VEGF-trap) and IL-6 (anti-IL-6 antibody) for the treatment of retinal diseases. We are progressing our early research pipeline to include ABC Platform based triplet inhibitors for multifactorial retinal diseases such as dry AMD and glaucoma.

Tarcocimab Clinical Program Update

Looking across the development program for tarcocimab, we have four Phase 3 studies ongoing, namely our paired Phase 3 studies GLEAM and GLIMMER in diabetic macular edema ("DME"), Phase 3 study DAYLIGHT in wet age-related macular degeneration ("wet AMD") and Phase 3 study GLOW in non-proliferative diabetic retinopathy ("NPDR") without DME. All the studies are fully enrolled and expected to read out topline data in the third quarter of 2023.

GLEAM / GLIMMER – Paired Phase 3 Studies in Patients with Treatment-Naïve Diabetic Macular Edema

The Phase 3 GLEAM and GLIMMER studies are global, multi-center, randomized pivotal studies designed to evaluate the durability, efficacy and safety of tarcocimab in patients with treatment-naïve DME. In each study, patients are randomized 1:1 to receive either tarcocimab or aflibercept. The tarcocimab arm is treated with a proactive, individualized dosing regimen of every 8-, 12-, 16-, 20- or 24 weeks after three monthly loading doses. The aflibercept arm is treated with a fixed dosing regimen of every 8-weeks after five monthly loading doses, per its label. Both studies completed enrollment of approximately 450 patients each worldwide in the first quarter of 2022. The primary endpoint for both studies is at year one. We expect to announce topline data from these studies in the third quarter of 2023 (expected July). If successful, we expect that data from our GLEAM and GLIMMER studies will serve as the primary basis for regulatory approval of tarcocimab.

GLOW – Phase 3 Study in Patients with Non-Proliferative Diabetic Retinopathy without DME

The Phase 3 GLOW study is a global, multi-center, randomized pivotal superiority study designed to evaluate the efficacy and safety of tarcocimab in treatment-naïve, moderately severe to severe NPDR without DME. Patients are randomized to receive either tarcocimab every six months after initiating doses given at baseline, 8 weeks and 20 weeks into the study, or to receive sham injections. The primary endpoint is at one year. Outcomes include changes in diabetic retinopathy severity, measured on a standardized photographic grading scale, and the rate of development of sight-threatening complications due to diabetic retinopathy. We believe tarcocimab has the potential to be the longest-interval intravitreal therapeutic option for patients with diabetic retinopathy. GLOW completed enrollment of approximately 240 patients in August 2022, and we expect to announce topline data from this study in the third quarter of 2023.

DAYLIGHT – Phase 3 Study in Patients with Treatment-Naïve Wet AMD

The Phase 3 DAYLIGHT study is a global, multi-center, randomized pivotal study designed to evaluate the efficacy and safety of high-frequency tarcocimab in patients with treatment-naïve wet AMD. Patients are randomized to receive either tarcocimab on a monthly dosing regimen or to receive standard-of-care aflibercept on a fixed dosing regimen of every 8-weeks after three monthly loading doses per its label. The primary endpoint is at year one. The DAYLIGHT study is intended to demonstrate the efficacy of tarcocimab to treat high need patients with wet AMD. DAYLIGHT has completed enrollment of approximately 550 patients worldwide, and we expect to announce topline data from this study in the third quarter of 2023.

Tarcocimab Manufacturing

In August 2020, we and our wholly-owned subsidiary Kodiak Sciences GmbH entered into a manufacturing agreement with Lonza Ltd ("Lonza") for the clinical and commercial supply of drug substance for tarcocimab. The manufacturing agreement has an initial term of eight years, and Kodiak has the right to extend the term up to a total of 16 years. Kodiak and Lonza each has the ability to terminate this agreement upon the occurrence of certain conditions. Under the agreement, Kodiak and Lonza planned a custom-built facility ("Ursus") dedicated to the commercial-scale manufacturing of Kodiak's drug substance. In March 2022, the Ursus facility achieved mechanical completion. In May 2022, we announced the grand opening of this facility together with Lonza. The facility was commissioned as a cGMP facility in January 2023, and we began the manufacturing of commercial-scale cGMP batches in the first quarter of 2023.

KSI-501 Program Update

In 2022, we broadened our development pipeline of product candidates built on our ABC Platform with the filing of the Investigational New Drug (IND) application for KSI-501. KSI-501 is an investigational, first-in-class bispecific ABC that is designed to inhibit two mechanisms implicated in retinal diseases: vascular endothelial growth factor (VEGF) and interleukin-6 (IL-6). IL-6 is a pro-inflammatory cytokine and growth factor implicated in the pathophysiology of multiple retinal diseases and, in conditions for which anti-VEGF treatment is used, elevated levels of ocular IL-6 have been associated with poor anti-VEGF treatment response. KSI-501 is a trap-antibody fusion biopolymer conjugate designed to provide potent inhibition of (i) VEGF-mediated angiogenesis and vascular permeability through a soluble decoy receptor inhibiting the binding of VEGF-A and PLGF to their cognate receptors and (ii) IL-6 mediated inflammation through an antibody that binds soluble interleukin-6, inhibiting its binding to both soluble and membrane-bound IL-6 receptors. In preclinical studies KSI-501 was found to inhibit angiogenesis and also normalize inner and outer blood retinal barriers in primary-cell assays. Dual inhibition of VEGF and IL-6 by KSI-501 confers superior normalization of cell morphology and junctional biology compared to either anti-VEGF or anti-IL-6 monotherapy in cell-based assays. We believe KSI-501 has the potential to become a new category of retinal medicines with greater therapeutic efficacy than existing therapies while also benefiting from the promising long-interval durability of Kodiak's ABC Platform. The IND for KSI-501 has been cleared by the FDA, and the Phase 1 study in diabetic macular edema (DME) patients is now screening patients.

Technology Platform Development

We continued progressing our technology development with our "triplet" platform. The triplet science is designed to bring our phosphorylcholine-based biopolymer, the central tenet of our ABC Platform, together with many hundreds of copies of small molecules chemically embedded in that biopolymer, which is conjugated to an antibody therapeutic. We believe this new antibody conjugate drug format offers broad and important utility for multifactorial ophthalmic diseases and also has significant relevance for systemic diseases. We continue to advance our triplet platform towards its initial therapeutic concepts.

Digital Health Platform Development

We are developing a visual engagement technology and imager ("VETi") designed by Kodiak engineers initially to be used by eye care professionals for vision and ophthalmic anatomical examination, diagnosis and monitoring. Our longer-term goal with VETi, built with semiconductor technologies, is to deliver a wearable device for long-term health engagement and monitoring.

Importantly, we also believe the Kodiak VETi platform as a medical engagement and imaging platform has the potential to disrupt ophthalmology clinical trials by enabling new trial endpoints, thereby enabling faster and more cost-effective medicines development in ophthalmic disease, an area that historically requires lengthy and expensive trials. VETi may also aid in market build and shaping for undertreated or underdiagnosed diseases, such as diabetic eye diseases where Kodiak's product candidates tarcocimab and KSI-501 are being studied and where early treatment and prevention may allow patients to achieve better outcomes.

The VETi platform is expected to begin pilot clinical testing mid-2023 to gather initial user input for continued innovation in the design and build of this new hardware and software platform.

Financial Operations Overview

Since inception in June 2009, we have devoted substantially all of our resources to discovering and developing product candidates and manufacturing processes, building our ABC Platform and assembling our core capabilities in drug development for high prevalence retinal diseases. We plan to continue to use third-party contract research organizations, or CROs, to carry out our preclinical and clinical development. We rely on third-party contract manufacturing organizations, or CMOs, to manufacture and supply our preclinical and clinical materials to be used during the development of our product candidates. We continue to invest in commercial manufacturing capacity. We do not have any products approved for sale and have not generated any product revenue since inception.

We have funded our operations primarily through the sale and issuance of equity securities. In October 2018, we completed our initial public offering, or IPO. In December 2019, we completed a follow-on offering. In November 2020, we completed a second follow-on offering.

We have incurred significant operating losses to date and expect that our operating losses will increase significantly as we advance our product candidates, particularly tarcocimab, through preclinical and clinical development, seek regulatory approval, prepare for and, if approved, proceed to commercialization; broaden and improve our platform; acquire, discover, validate and develop additional product candidates; obtain, maintain, protect and enforce our intellectual property portfolio; and hire additional personnel. We expect to continue to incur additional costs associated with operating as a public company. Our net loss was $333.8 million, $267.0 million and $133.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $892.0 million.

Our ability to generate product revenue will depend on the successful development and eventual commercialization of one or more of our product candidates. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Adequate funding may not be available to us on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of tarcocimab for wet AMD, RVO, DME or NPDR or delay our efforts to advance and expand our product pipeline.

As of December 31, 2022, we had cash, cash equivalents and marketable securities of $478.9 million.

Components of Operating Results

Operating Expenses

Research and Development Expenses

Substantially all of our research and development expenses consist of expenses incurred in connection with the development of our ABC Platform and product candidates. These expenses include certain payroll and personnel expenses, including stock-based compensation, for our research and product development employees; laboratory supplies and facility costs; consulting costs; contract manufacturing and fees paid to CROs to conduct certain research and development activities on our behalf; and allocated overhead, including rent, equipment, depreciation and utilities. We expense both internal and external research and development expenses as they are incurred. Costs of certain activities, such as manufacturing and preclinical and clinical studies, are generally recognized based on an evaluation of the progress to completion of specific tasks. Nonrefundable payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized. The capitalized amounts are recognized as expense as the goods are delivered or the related services are performed.

We are focusing substantially all of our resources and development efforts on the development of our product candidates, in particular tarcocimab. We expect our research and development expenses to increase substantially during the next few years as we conduct our Phase 3 clinical studies, complete our clinical program, pursue regulatory approval of our drug candidates and prepare for a possible commercial launch. Predicting the timing or the final cost to complete our clinical program or validation of our commercial manufacturing and supply processes is difficult and delays may occur because of many factors, including factors outside of our control. For example, if the FDA or other regulatory authorities were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development. Furthermore, we are unable to predict when or if our drug candidates will receive regulatory approval with any certainty.

General and Administrative Expenses

General and administrative expenses consist principally of payroll and personnel expenses, including stock-based compensation; professional fees for legal, consulting, accounting and tax services; allocated overhead, including rent, equipment, depreciation and utilities; and other general operating expenses not otherwise classified as research and development expenses.

We anticipate that our general and administrative expenses will increase as a result of increased personnel costs, including stock-based compensation, expanded infrastructure and higher consulting, legal and accounting services associated with maintaining compliance with requirements of the stock exchange listing and Securities and Exchange Commission, or SEC, investor relations costs and director and officer insurance premiums associated with being a public company.

Interest Income

Interest income consists primarily of interest income earned on our cash, cash equivalents and marketable securities.

Other Income (Expense), Net

Other income (expense), net consists primarily of settlement of derivative contracts, net of tax provisions and amortized issuance costs from the liability related to the future sale of royalties to BBA in 2019.

Results of Operations

The following table summarizes our results of operations for the periods indicated (in thousands, except percentages):

| | Year Ended December 31, | | | 2022 vs 2021 Change | |
	2022	**2021**	**2020**	**Dollar**	**Percent**
Operating expenses					
Research and development	$ 267,591	$ 217,340	$ 107,389	$ 50,251	23%
General and administrative	73,788	49,711	28,618	24,077	48%
Loss from operations	(341,379)	(267,051)	(136,007)	(74,328)	28%
Interest income	7,071	298	2,966	6,773	*
Interest expense	(18)	(47)	(25)	29	*
Other income (expense), net	503	(190)	(30)	693	*
Net loss	$ (333,823)	$ (266,990)	$ (133,096)	$ (66,833)	25%

* Change is not meaningful

Research and Development Expenses

Research and development expenses increased $50.3 million, or 23%, during the year ended December 31, 2022 as compared to 2021.

The following table summarizes our research and development expenses for the periods indicated (in thousands):

	Year Ended December 31,			2022 vs 2021 Change
	2022	**2021**	**2020**	**Dollar**
Tarcocimab program expenses	$ 132,953	$ 137,849	$ 58,563	$ (4,896)
KSI-501 program expenses	6,964	4,529	1,573	2,435
ABC Platform and other program expenses	27,409	11,354	7,365	16,055
Payroll and personnel expenses	79,314	51,171	30,434	28,143
Facilities and other research and development expenses	20,951	12,437	9,454	8,514
Total research and development expenses	$ 267,591	$ 217,340	$ 107,389	$ 50,251

Tarcocimab program expenses decreased $4.9 million during the year ended December 31, 2022 as compared to 2021, primarily driven by the maturation of the tarcocimab clinical program and timing of manufacturing activities. We expect to read out topline data in the third quarter of 2023 for our paired long-interval Phase 3 studies GLEAM and GLIMMER in DME, short-interval Phase 3 study DAYLIGHT in wet AMD and prevention and treatment Phase 3 study GLOW in NPDR without DME, which are fully enrolled and have been designed to broaden tarcocimab's product labeling.

KSI-501 program expenses increased $2.4 million during the year ended December 31, 2022 as compared to 2021, primarily due to manufacturing activities for KSI-501.

ABC Platform external expenses increased $16.1 million during the year ended December 31, 2022 as compared to 2021, primarily driven by manufacturing runs to support research and development efforts for our pipeline.

Payroll and personnel expenses increased $28.1 million during the year ended December 31, 2022 as compared to 2021, primarily due to stock-based compensation expense. We recorded stock-based compensation expense of $36.7 million during the year ended December 31, 2022 relating to the Kodiak 2021 Long-Term Performance Incentive Plan, or LTPIP, as compared to $9.0 million for the year ended December 31, 2021.

Facilities and other research and development expenses increased $8.5 million during the year ended December 31, 2022 as compared to 2021, primarily due to expansion of our Palo Alto facilities and infrastructure, as well as incremental research efforts on our pipeline.

General and Administrative Expenses

General and administrative expenses increased $24.1 million, or 48%, during the year ended December 31, 2022 as compared to 2021, primarily driven by stock-based compensation expense. We recorded stock-based compensation expense of $28.4 million for the year ended December 31, 2022 relating to the LTPIP, as compared to $6.7 million for the year ended December 31, 2021.

Interest Income

Interest income increased $6.8 million during the year ended December 31, 2022 as compared to 2021, which was mainly attributable to interest income earned on marketable securities invested during 2022.

Other Income (Expense), Net

Other income (expense), net increased $0.7 million during the year ended December 31, 2022 as compared to 2021, which was mainly attributable to gain from settlement of foreign currency forward contracts.

Comparison of the Fiscal Years Ended December 31, 2021 and 2020

For a comparison of our results of operations for the fiscal years ended December 31, 2021 and 2020, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 1, 2022.

Liquidity and Capital Resources; Plan of Operations

Sources of Liquidity

We have funded our operations primarily through the sale and issuance of common stock, redeemable convertible preferred stock, convertible notes, warrants and the sale of royalties. As of December 31, 2022, we had cash, cash equivalents and marketable securities of $478.9 million.

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Subsequently, the U.S. Treasury, Federal Reserve and FDIC announced that SVB depositors would have access to all of their money. We have a banking relationship with SVB and hold cash in SVB depository accounts to cover short-term operational payments. While we have not experienced any losses in such accounts, the recent failure of SVB caused us to utilize our accounts at other financial institutions in order to mitigate potential operational risks stemming from the temporary inability to access funds in our SVB operating accounts. As a result of bank failures, such as SVB, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired and could negatively impact the financial institutions with which we have direct arrangements, or the financial services industry or economy in general.

Future Funding Requirements

We have incurred net losses since our inception. For the years ended December 31, 2022, 2021 and 2020, we had net losses of $333.8 million, $267.0 million, and $133.1 million, respectively, and we expect to continue to incur additional losses in future periods. As of December 31, 2022, we had an accumulated deficit of $892.0 million. We believe that the cash, cash equivalents and marketable securities will be sufficient to meet our anticipated operating and capital expenditure requirements at least 12 months following the date of this Annual Report on Form 10-K.

We have based these estimates on assumptions that may prove to be wrong, and we could deplete our available capital resources sooner than we expect. Because of the risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors.

To date, we have not generated any product revenue. We do not expect to generate any product revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates or enter into collaborative agreements with third parties, and we do not know when, or if, either will occur. We expect to continue to incur significant losses for the foreseeable future, and we expect our losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Moreover, we expect to continue incurring additional costs associated with operating as a public company.

We have based these estimates on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. The timing and amount of our operating expenditures and capital requirements will depend on many factors, including:

- the scope, timing, rate of progress and costs of our drug discovery, preclinical development activities, laboratory testing and clinical trials for our product candidates;

- the number and scope of clinical programs we decide to pursue;

- the scope and costs of manufacturing development and commercial manufacturing activities;

- the extent to which we acquire or in-license other product candidates and technologies;

- the cost, timing and outcome of regulatory review of our product candidates;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

- our ability to establish and maintain collaborations on favorable terms, if at all;

- our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates;

- the costs associated with being a public company; and

- the cost and timing associated with commercializing our product candidates, if they receive marketing approval.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we will continue to require additional capital to meet operational needs and capital requirements associated with such operating plans. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license rights to our product candidates in certain territories or indications to others that we would prefer to develop and commercialize ourselves.

The significant uncertainties caused by health epidemics, the ongoing conflict in Ukraine, inflation, rising interest rates, bank failures, lower consumer confidence, ongoing supply chain disruptions and volatile equity capital markets may also negatively impact our operations and capital resources. We and our key clinical and manufacturing partners have been able to continue to advance our operations, and we continue to monitor the impact of the aforementioned events on our ability to continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. One or more of these events may ultimately have a material adverse effect on our liquidity and operating plans.

Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. See the section titled "Risk Factors" for additional risks associated with our substantial capital requirements.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below:

	Year Ended December 31,	
	2022	**2021**
Net cash provided by (used in):		
Operating activities	$ (206,459)	$ (182,270)
Investing activities	(336,513)	(38,798)
Financing activities	1,895	8,182
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (541,077)	$ (212,886)

Cash Flows from Operating Activities

Net cash used in operating activities was $206.5 million for the year ended December 31, 2022. Cash used in operating activities was primarily driven by the increase in net loss during this period due to increased payroll and personnel expenses and manufacturing and clinical trial costs to support overall growth. Cash used in operating activities was also driven by changes in operating assets and liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities was $336.5 million for the year ended December 31, 2022, was primarily related to net purchases of marketable securities during 2022.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1.9 million for the year ended December 31, 2022, was primarily due to proceeds from stock option exercises and proceeds from issuances of common stock pursuant to employee stock purchase plans.

Material Cash Requirements and Material Known Contractual Obligations and Commitments

Operating Leases

Operating lease payments represent our commitment for future minimum rent made under non-cancelable leases for our corporate offices in Palo Alto, California, and office and laboratory space in Visp, Switzerland. Total future undiscounted payments for our operating lease obligations as of December 31, 2022 were $117.3 million, of which $15.6 million is due in the next twelve months.

Embedded Lease

Embedded lease payments represent our commitment for future minimum payment made under the manufacturing agreement with Lonza Ltd. for the clinical and commercial supply of drug substance in a custom-built manufacturing facility. The total future payments relating to our embedded lease, including capital contribution payments, as of December 31, 2022 were approximately 184.5 million Swiss Francs, of which 34.5 million Swiss Francs is expected to be due in the next twelve months.

Manufacturing Agreements

The Company has entered into service and equipment purchase agreements in the normal course of business with various providers, which can contain minimum commitments or other noncancelable obligations. As of December 31, 2022, the total amount of contractual obligations related to these manufacturing agreements that are subject to cancellation fees, including accrued amounts, was $56.8 million, of which $55.5 million is expected to be due in the next twelve months.

For further information on our leases and manufacturing agreements, refer to Note 8 to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Clinical Agreements

The Company may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Accrued Research and Development

Our accrued research and development costs are estimated based on the level of services performed, including the phase or completion of events, and contracted costs. Accrued clinical trial and related costs are estimated using data such as patient enrollment, clinical site activations or information provided by outside service providers regarding their actual costs incurred. Management determined accrual estimates through reports from and discussions with clinical personnel and outside service providers as to the progress of trials, or the services completed. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities and other current liabilities on the consolidated balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other assets until the services are rendered.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based awards made to employees, directors and non-employees, based on estimated fair values of the awards on the grant date and recognized using the straight-line method over the requisite service period.

The fair value of options is estimated on the grant date using the Black-Scholes option valuation model or Monte Carlo simulation model. The calculation of stock-based compensation expense requires that we make certain assumptions and judgments about a number of complex and subjective variables used in the valuation model, including the expected term, expected volatility of the underlying common stock and risk-free interest rate. Our stock-based awards are subject to either service, performance-based or market-based vesting conditions. We evaluate whether achievement of the performance conditions is probable and record expense over the appropriate service period based on this assessment.

Changes in these assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

See Note 12 to our consolidated financial statements for stock-based compensation expense and related assumptions used in determining the fair value of our awards.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is discussed under Note 2 to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk related to changes in interest rates. As of December 31, 2022, we had cash, cash equivalents and marketable securities of $478.9 million, primarily invested in money market funds and U.S. treasury securities. As of December 31, 2021, we had cash and cash equivalents of $731.5 million, primarily invested in money market funds. Changes in the general level of interest rates can affect the fair value of our investment portfolio. If market interest rates were to increase immediately and uniformly by 100 basis points, or one percentage point, from levels at December 31, 2022, the net fair value of our interest-sensitive marketable securities would have resulted in a hypothetical decline of $0.6 million.

We do not believe that other market risks, like foreign currency exchange rate risk, had a significant impact on our results of operations for any periods presented herein.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kodiak Sciences Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kodiak Sciences Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Clinical Trial and Related Costs

As described in Notes 2 and 4 to the consolidated financial statements, the Company recorded $18.3 million in accrued clinical trial and related costs as of December 31, 2022. Accrued clinical trial and related costs are estimated using data such as patient enrollment, clinical site activations or information provided by outside service providers regarding their actual costs incurred. Management determined accrual estimates through reports from and discussions with clinical personnel and outside service providers as to the progress of trials, or the services completed.

The principal considerations for our determination that performing procedures relating to accrued clinical trial and related costs is a critical audit matter are the judgment by management in evaluating the data used in developing the accrued clinical trial and related cost estimates, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate audit evidence obtained related to patient enrollment, clinical site activations and services rendered by outside service providers used by management in developing the estimates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness and accuracy of clinical trial accruals, including controls relating to the reliability of data used in the development of the estimates. These procedures also included, among others, (1) testing management's process for developing the estimated accrued clinical trial and related costs, (2) evaluating the appropriateness of the approach used by management to develop the estimates, (3) testing the completeness and accuracy of the data used in developing the estimates, including data related to patient enrollment, clinical site activations and services rendered by outside service providers, (4) confirming clinical costs and contracted fees with the clinical vendors on a test basis, and (5) examining clinical vendor contracts on a test basis to evaluate the completeness of costs considered in the estimates.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 28, 2023

We have served as the Company's auditor since 2016.

Kodiak Sciences Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2022		December 31, 2021	
Assets				
Current assets:				
Cash and cash equivalents	$	190,433	$	731,510
Marketable securities		288,500		—
Prepaid expenses and other current assets		7,072		3,301
Total current assets		486,005		734,811
Restricted cash		6,324		6,324
Property and equipment, net		56,384		41,330
Operating lease right-of-use asset		59,369		66,744
Other assets		58,546		55,011
Total assets	$	666,628	$	904,220
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	9,130	$	12,431
Accrued and other current liabilities		33,440		48,319
Operating lease liability		9,926		3,933
Total current liabilities		52,496		64,683
Operating lease liability, net of current portion		77,807		76,063
Liability related to sale of future royalties		99,996		99,943
Other liabilities		162		211
Total liabilities		230,461		240,900
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		—		—
Common stock, $0.0001 par value, 490,000,000 shares authorized at December 31, 2022 and December 31, 2021; 52,333,850 and 51,826,257 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		5		5
Additional paid-in capital		1,329,509		1,221,532
Accumulated other comprehensive income (loss)		(1,307)		—
Accumulated deficit		(892,040)		(558,217)
Total stockholders' equity		436,167		663,320
Total liabilities and stockholders' equity	$	666,628	$	904,220

The accompanying notes are an integral part of these consolidated financial statements.

Kodiak Sciences Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

| | Year Ended December 31, | | |
	2022	2021	2020
Operating expenses			
Research and development	$ 267,591	$ 217,340	$ 107,389
General and administrative	73,788	49,711	28,618
Total operating expenses	341,379	267,051	136,007
Loss from operations	(341,379)	(267,051)	(136,007)
Interest income	7,071	298	2,966
Interest expense	(18)	(47)	(25)
Other income (expense), net	503	(190)	(30)
Net loss	$ (333,823)	$ (266,990)	$ (133,096)
Net loss per common share, basic and diluted	$ (6.39)	$ (5.16)	$ (2.91)
Weighted-average shares of common stock outstanding used in computing net loss per common share, basic and diluted	52,249,620	51,788,918	45,741,845
Other comprehensive income (loss)			
Change in unrealized gains (losses) related to available-for-sale debt securities, net of tax	(1,307)	(53)	43
Total other comprehensive income (loss)	(1,307)	(53)	43
Comprehensive loss	$ (335,130)	$ (267,043)	$ (133,053)

The accompanying notes are an integral part of these consolidated financial statements.

Kodiak Sciences Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2019	44,413,404	$ 5	$ 503,475	$ 10	$ (158,131)	$ 345,359
Issuance of common stock upon exercise of stock options	704,675	—	6,248	—	—	6,248
Issuance of common stock in connection with follow-on offering, net of offering costs of $32,984	5,972,222	—	612,016	—	—	612,016
Issuance of common stock upon vesting of restricted stock units, net of taxes withheld	22,001	—	(487)	—	—	(487)
Stock-based compensation expense	—	—	30,668	—	—	30,668
Other comprehensive income	—	—	—	43	—	43
Net loss	—	—	—	—	(133,096)	(133,096)
Balances at December 31, 2020	51,112,302	5	1,151,920	53	(291,227)	860,751
Issuance of common stock upon exercise of stock options	463,796	—	7,743	—	—	7,743
Issuance of common stock upon vesting of restricted stock units	93,218	—	—	—	—	—
Issuance of common stock pursuant to employee stock purchase plan	6,958	—	484	—	—	484
Issuance of common stock upon exercise of common stock warrants	149,983	—	—	—	—	—
Stock-based compensation expense	—	—	61,385	—	—	61,385
Other comprehensive loss	—	—	—	(53)	—	(53)
Net loss	—	—	—	—	(266,990)	(266,990)
Balances at December 31, 2021	51,826,257	5	1,221,532	—	(558,217)	663,320
Issuance of common stock upon exercise of stock options	126,999	—	1,770	—	—	1,770
Issuance of common stock upon vesting of restricted stock units	103,032	—	—	—	—	—
Issuance of common stock pursuant to employee stock purchase plan	27,863	—	174	—	—	174
Issuance of common stock upon exercise of common stock warrants	249,699	—	—	—	—	—
Stock-based compensation expense	—	—	106,033	—	—	106,033
Other comprehensive loss	—	—	—	(1,307)	—	(1,307)
Net loss	—	—	—	—	(333,823)	(333,823)
Balances at December 31, 2022	52,333,850	$ 5	$ 1,329,509	$ (1,307)	$ (892,040)	$ 436,167

The accompanying notes are an integral part of these consolidated financial statements.

Kodiak Sciences Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net loss	$ (333,823)	$ (266,990)	$ (133,096)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	3,796	1,003	477
Stock-based compensation	106,033	61,385	30,668
Loss on disposal of long-lived assets	—	120	—
Net amortization (accretion) of premium (discount) on marketable securities	(1,068)	25	(51)
Settlement of derivative contracts	(616)	—	—
Amortization of operating lease right-of-use asset	7,205	7,708	3,731
Amortization of issuance costs	53	53	49
Changes in assets and liabilities:			
Prepaid expenses and other current assets	(2,744)	(270)	(218)
Other assets	7,384	1,465	(1,814)
Accounts payable	1,660	(2,094)	5,224
Accrued and other current liabilities	(2,246)	13,511	11,748
Operating lease liability	7,907	1,814	(146)
Net cash provided by (used in) operating activities	(206,459)	(182,270)	(83,428)
Cash flows from investing activities			
Purchase of property and equipment	(37,021)	(17,032)	(3,814)
Deposits on property and equipment	(10,342)	(46,266)	(3,184)
Purchase of marketable securities	(427,766)	—	(86,317)
Maturities of marketable securities	138,000	24,500	198,149
Proceeds from derivative activity	616	—	—
Net cash provided by (used in) investing activities	(336,513)	(38,798)	104,834
Cash flows from financing activities			
Proceeds from issuance of common stock in connection with offering, net of offering costs	—	—	612,016
Proceeds from issuance of common stock upon options exercise	1,770	7,743	6,248
Payments for restricted stock units, net of taxes withheld	—	—	(487)
Proceeds from issuance of common stock pursuant to employee stock purchase plan	174	484	—
Proceeds from sale of future royalties, net of issuance costs	—	—	99,643
Principal payments of tenant improvement allowance payable	(49)	(45)	(38)
Principal payments of finance lease	—	—	(5)
Net cash provided by (used in) financing activities	1,895	8,182	717,377
Net increase (decrease) in cash, cash equivalents and restricted cash	(541,077)	(212,886)	738,783
Cash, cash equivalents and restricted cash, at beginning of period	737,834	950,720	211,937
Cash, cash equivalents and restricted cash, at end of period	$ 196,757	$ 737,834	$ 950,720
Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets			
Cash and cash equivalents	$ 190,433	$ 731,510	$ 944,396
Restricted cash	6,324	6,324	6,324
Total cash, cash equivalents and restricted cash in consolidated balance sheets	$ 196,757	$ 737,834	$ 950,720
Supplemental cash flow information:			
Cash paid for interest	$ 18	$ 22	$ 25
Supplemental disclosures of non-cash investing and financing information:			
Operating lease right-of-use asset obtained in exchange for operating lease liability	$ (170)	$ 773	$ 75,614
Purchase of property and equipment under accounts payable and accruals	$ 2,917	$ 21,088	$ 803
Reclassification of deposits to property and equipment	$ 5,363	$ 2,370	$ —
Unpaid offering costs	$ —	$ —	$ 238

The accompanying notes are an integral part of these consolidated financial statements.

Kodiak Sciences Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

1. The Company

Kodiak Sciences Inc. (the "Company") is a clinical stage biopharmaceutical company committed to researching, developing and commercializing transformative therapeutics to treat high prevalence retinal diseases. The Company devotes substantially all of its resources to the research and development of its product platforms and product candidates including activities to conduct clinical studies of its product candidates, manufacture product candidates and provide general and administrative support for these operations.

Liquidity

As of December 31, 2022, the Company had cash, cash equivalents and marketable securities of $478.9 million. Although the Company has incurred significant operating losses since inception and expects to continue to incur operating losses and negative operating cash flows for the foreseeable future, the Company believes that the cash, cash equivalents and marketable securities will be sufficient to meet the anticipated operating and capital expenditure requirements for the 12 months following the date of this Annual Report on Form 10-K.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Reclassification

Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation.

Principles of Consolidation

The consolidated financial statements include the Company's accounts and the accounts of Kodiak Sciences Financing Corporation and Kodiak Sciences China, the Company's direct wholly owned subsidiaries, incorporated in the United States and Cayman Islands, respectively, and Kodiak Sciences GmbH and Kodiak Sciences Valais GmbH, the Company's indirect wholly owned subsidiaries, both incorporated in Switzerland. All intercompany accounts and transactions have been eliminated. The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. The aggregate foreign currency transaction gain (loss) included in determining net loss was $0.3 million, $(0.3) million, and $(0.3) million for the years ended December 31, 2022, 2021 and 2020, respectively.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of research and development of drugs for retinal diseases. The chief operating decision maker reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and expenses during the reporting period. Such estimates include, but are not limited to, accrued research and development and stock-based compensation. Actual results could differ from those estimates.

Risk and Uncertainties

Global economic and business activities continue to face widespread macroeconomic uncertainties, including health epidemics, labor shortages, bank failures, inflation and monetary supply shifts, recession risks and potential disruptions from the Russia-Ukraine conflict. The Company continues to actively monitor the impact of these macroeconomic factors on its financial condition, liquidity, operations, and workforce. The extent of the impact of these factors on the Company's operational and financial performance, including its ability to execute its business strategies and initiatives in the expected timeframe, will depend on future developments, which are uncertain and cannot be predicted; however, any continued or renewed disruption resulting from these factors could negatively impact the Company's business.

The Company's future results of operations involve a number of risks and uncertainties common to clinical stage companies in the biotechnology industry. The Company's product candidates are in development and the Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company's potential drug candidates, uncertainty of market acceptance of any of the Company's product candidates that receive regulatory approval, competition from new technological innovations, substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals, contract manufacturer and research organizations, and other suppliers.

Products developed by the Company require approvals from the U.S. Food and Drug Administration ("FDA") or other international regulatory agencies prior to commercial sales. There can be no assurance that any of the Company's product candidates will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approvals, it could have a materially adverse impact on the Company. Even if the Company's product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales.

The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to complete clinical trials, launch and commercialize any product candidates for which it receives regulatory approval. There can be no assurance that such financing will be available or will be on terms acceptable by the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and marketable securities. As of December 31, 2022 and 2021, cash, cash equivalents and marketable securities were invested primarily in money market funds and U.S. treasury securities through highly rated financial institutions. Investments are restricted, in accordance with the Company's investment policy, to a concentration limit per issuer or sector.

Cash and Cash Equivalents

The Company considers all highly liquid investments with stated maturities of three months or less at the date of purchase to be cash equivalents.

Marketable Securities

The Company may invest excess cash balances in marketable securities. The investments in marketable securities are classified as either held-to-maturity or available-for-sale based on facts and circumstances present at the time of purchase. Marketable securities with a remaining maturity date greater than one year are classified as non-current. The Company's marketable securities can consist of U.S. treasury securities, commercial paper, and corporate bonds. Marketable debt securities that are available for sale, are carried at fair value with the unrealized gains and losses included in other comprehensive income (loss) as a component of stockholders' equity until realized. Any premium or discount arising at purchase of marketable debt securities is amortized and/or accreted to interest income or expense over the life of the instrument. Realized gains and losses are determined using the specific identification method and are included in other income (expense), net.

If any adjustment to fair value reflects a decline in value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is "other-than-temporary" and, if so, marks the investment to market through a charge to the consolidated statement of operations and comprehensive loss.

Restricted Cash

As of December 31, 2022, and 2021, the Company had $6.3 million and $6.3 million, respectively, of long-term restricted cash deposited with financial institutions. The entire amount is held in separate bank accounts to support letter of credit agreements related to the Company's U.S. corporate offices.

Derivatives and Hedging

Derivative instruments that do not qualify for hedge accounting are recognized on the consolidated balance sheet at fair value, with changes in the fair value recognized on the consolidated statement of operations and comprehensive loss as a component of other income (expense), net. The cash flows associated with these derivatives are reflected as cash flows from investing activities in the consolidated statement of cash flows.

Fair Value of Financial Instruments

Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and inputs to the model.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts of the Company's financial instruments consisting of cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities and other current liabilities, approximate fair value due to their relatively short maturities.

Leases

The Company determines if an arrangement is, or contains, a lease at inception and then classifies the lease as operating or financing based on the underlying terms and conditions of the contract. Leases with terms greater than one year are initially recognized on the consolidated balance sheet as right-of-use assets and lease liabilities based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the incremental borrowing rate, which is the rate incurred to borrow, on a collateralized basis, an amount equal to the lease payments over a similar term and in a similar economic environment of the applicable country or region. Variable lease payments are excluded from the right of use assets and operating lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Construction in progress reflects amounts incurred for construction or improvements of property or equipment that have not been placed in service. Construction in progress is transferred to specific property and equipment and depreciated when these assets are ready for their intended use. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which generally follows:

Asset Category	Useful Lives
Furniture and Fixtures	5 years
Machinery and Equipment	3 to 10 years
Computer Software and Hardware	3 to 5 years
Leasehold improvements	Lesser of the useful life or the term of the respective lease

Upon sale or retirement of assets, the costs and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the assets. There have been no such impairments of long-lived assets in the years ended December 31, 2022 and 2021.

Research and Development Expenses

Costs related to research, design and development of products are charged to research and development expense as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, including stock-based compensation, laboratory supplies, outside services and allocated overhead, including rent, depreciation and utilities.

Accrued Research and Development

The Company has entered into various agreements with various third parties, including clinical investigator sites, contract research organizations ("CROs") and contract manufacturing organizations ("CMOs"), to provide research and development activities. The Company's accrued research and development costs are estimated based on the level of services performed, including the phase or completion of events, and contracted costs. Accrued clinical trial and related costs are estimated using data such as patient enrollment, clinical site activations or information provided by outside service providers regarding their actual costs incurred. Management determined accrual estimates through reports from and discussions with clinical personnel and outside service providers as to the progress of trials, or the services completed. The estimated costs of research and development provided, but not yet invoiced, are included in accrued and other current liabilities on the consolidated balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services are recorded as prepaid expenses or other assets until the services are rendered.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, *Compensation-Stock Compensation*. The Company measures stock-based compensation expense for stock options and restricted stock units granted to its employees, directors and non-employees based on the estimated fair value of the awards on the grant date. The fair value of options is calculated using the Black-Scholes valuation model or the Monte Carlo simulation model, which requires the input of subjective assumptions, including (i) the calculation of expected term of the award, (ii) the expected stock price volatility, (iii) the risk-free interest rate, and (iv) expected dividends.

The expected term is calculated using the simplified method, which is available where there is insufficient historical data about exercise patterns and post-vesting employment termination behavior, and equals the midpoint between the vesting date and maximum contractual expiration date.

The expected volatility is estimated based on the Company's historical information for its common stock and supplemented by the historical stock price volatility of a representative peer group over a period equivalent to the expected term of the equity award.

The risk-free interest rate is estimated based on the U.S. Treasury securities with maturity dates commensurate with the expected term of the equity award.

The Company has never paid, and does not expect to pay, dividends in the foreseeable future.

The expense is recorded on a straight-line basis over the requisite service period, which is generally the vesting period, for the entire award. The Company accounts for forfeitures as they occur.

The Company has certain stock options and restricted stock units that vest in conjunction with certain performance conditions. At each reporting date, the Company is required to evaluate whether achievement of the performance conditions is probable. Compensation expense is recorded over the appropriate service period based upon the Company's assessment of accomplishing each performance provision. Refer to Note 12.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses ("NOLs") and research and development credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company accounts for uncertain tax positions by assessing all material positions taken in any assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Comprehensive Loss

Comprehensive loss is composed of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists primarily of unrealized gains and losses on debt securities.

Liability related to Sale of Future Royalties

On December 1, 2019, the Company and its subsidiary Kodiak Sciences GmbH entered into a funding agreement with Baker Bros. Advisors, LP ("BBA"), which holds more than 5% of the Company's stock, pursuant to which BBA purchased the right to receive a capped 4.5% royalty on future net sales of tarcocimab, the Company's anti-VEGF antibody biopolymer conjugate therapy, in exchange for $225.0 million. Under the terms of the funding agreement, there is no obligation to repay any funding amount received, other than through the capped royalty payments on future product revenues. The Company recorded the funding amount paid by BBA as a liability on the consolidated balance sheet net of issuance costs, in accordance with ASC 730, *Research and Development*. Under ASC 730, the significant related party relationship between the Company and BBA creates an implicit obligation to repay the funding amount paid to the Company. Once royalty payments to BBA are determined to be probable and estimable, and if such amounts exceed the liability balance, the Company will impute interest to accrete the liability on a prospective basis based on such estimates. If and when the Company makes royalty payments under the funding agreement, it would reduce the liability balance at such time. In July 2021, the funding agreement was amended, at the Company's request, that the remaining funding amount of $125.0 million would not be paid. Refer to Note 15.

Credit Losses – Available-for-Sale Debt Securities

For available-for-sale debt securities in an unrealized loss position, the Company will periodically assess its portfolio for impairment. The assessment first considers the intent or requirement to sell the security. If either of these criteria are met, the amortized cost basis will be written down to fair value through earnings.

If not met, the Company will evaluate whether the decline resulted from credit losses or other factors by considering the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income or loss, as applicable.

Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. Since the Company has reported net loss for all periods presented, diluted net loss per share is the same as basic net loss per common share for those periods.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), under its ASC or other standard setting bodies, and adopted by the Company as of the specified effective date. There have been no new accounting pronouncements issued nor adopted during the year ended December 31, 2022 that are of significance to the Company.

3. Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31, 2022		December 31, 2021	
Furniture and Fixtures	$	1,969	$	214
Machinery and Equipment		12,763		4,672
Computer Software and Hardware		374		289
Leasehold Improvement		43,483		1,285
Construction in Progress		4,519		37,809
Total property and equipment		63,108		44,269
Less: Accumulated depreciation		(6,724)		(2,939)
Property and equipment, net	$	56,384	$	41,330

All property and equipment are maintained in the United States and Switzerland. Depreciation expense was $3.8 million, $1.0 million and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

4. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Accrued clinical trial and related costs	$ 18,334	$ 21,776
Accrued salaries and benefits	6,033	6,187
Accrued manufacturing and research & development costs	5,978	6,041
Accrued leasehold improvements	1,893	13,021
Accrued legal fees	245	403
Accrued professional fees	39	176
Accrued other liabilities	919	715
Total accrued and other current liabilities	$ 33,440	$ 48,319

5. Fair Value Measurements

The following tables present the Company's fair value hierarchy for assets measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements at December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 173,617	$ —	$ —	$ 173,617
Marketable securities:				
U.S. treasury securities	—	$ 288,500	—	$ 288,500
Total	$ 173,617	$ 288,500	$ —	$ 462,117

	Fair Value Measurements at December 31, 2021			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 706,703	$ —	$ —	$ 706,703
Total	$ 706,703	$ —	$ —	$ 706,703

As of December 31, 2022 and 2021, the fair value of the liability related to sale of future royalties is based on our current estimates of future royalties expected to be paid to BBA, which are considered Level 3 inputs. Refer to Note 15. There were no transfers of assets or liabilities between the fair value measurement levels during the years ended December 31, 2022 and 2021.

6. Marketable Securities

The marketable securities are classified as available-for-sale and consist of U.S. treasury securities. The fair value measurement data for marketable securities is obtained from independent pricing services. The Company validates the prices provided by the third-party pricing services by understanding the valuation methods and data sources used and analyzing the pricing data in certain instances.

The following table summarizes the marketable securities (in thousands):

As of December 31, 2022	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. treasury securities	$ 289,807	$ —	$ (1,307)	$ 288,500
Total	$ 289,807	$ —	$ (1,307)	$ 288,500

The Company had no marketable securities as of December 31, 2021. All marketable securities held as of December 31, 2022 had effective maturities of less than one year. The unrealized losses for marketable securities related to changes in interest rates. No allowance for credit losses was recorded and no impairment losses were recognized for the year ended December 31, 2022. The Company did not realize any gains or losses recognized on the sale or maturity of available-for-sale debt securities during the year ended December 31, 2022 and as a result, the Company did not reclassify any amounts out of accumulated comprehensive loss.

7. Derivatives

Starting 2022, the Company uses certain derivative instruments, that are not designated as hedges for accounting purposes, which include foreign currency forward contracts. The Company uses standard models with market-based inputs which include exchange rate curves of the foreign currency for translating future cash flows. Although these derivatives do not qualify for hedge accounting, the Company believes that such instruments are closely correlated with the underlying exposure, thus managing the associated risk. As of December 31, 2022, these derivatives have been net settled.

8. Commitments and Contingencies

Leases

Palo Alto, California Leases

In June 2020, the Company entered into lease agreements for two buildings at 1200 and 1250 Page Mill Road in Palo Alto, California, which are now the Company's U.S. corporate offices. The facilities are approximately 82,662 square feet and 72,812 square feet, respectively and include office and laboratory space. For 1200 Page Mill Road, the monthly rent during the initial 6.5-year term will be approximately $0.6 million, with annual year-over-year increases of 3% plus certain operating expenses and taxes and total rent abatement of approximately $7.2 million. The Company has an option to extend the lease term for a period of 6.5 years. For 1250 Page Mill Road, the monthly rent during the initial 13-year term will be approximately $0.5 million, with annual year-over-year increases of 3% plus certain operating expenses and taxes and total rent abatement of approximately $6.3 million. The Landlord will provide a tenant improvement allowance of approximately $1.2 million and $10.6 million for each building, respectively. The Company has two options to extend the lease term for a period of 5 years each. The Company determined that the renewal options were not reasonably certain at lease inception for the two buildings. The Company executed a $10.9 million cash-collateralized letter of credit, which was subsequently reduced to $6.2 million as a result of meeting certain reduction requirements specified therein in 2020. The cash collateralizing the letter of credit is classified as restricted cash on the Company's consolidated balance sheet. Under ASC 842, the Company classified these leases as operating leases and recorded right-of-use assets and lease liabilities on the lease commencement date. As of December 31, 2022, the Company received a tenant improvement allowance of $10.2 million.

The Company continues to lease office and laboratory space at 2631 Hanover Street in Palo Alto, California. The Company entered into a lease agreement in January 2013 which was amended in March 2016 and extended the lease term until October 2023. The Company classified this lease as an operating lease and recorded a right-of-use asset and lease liability.

Switzerland Lease

In April 2020, the Company entered into a lease agreement for office and laboratory space at Rottenstrasse 5 in Visp, Switzerland. The space is approximately 1,000 square meters. The initial lease term is 5 years, with automatic renewals every 5 years for a maximum lease term of 15 years. The monthly rent during the initial 5-year term will be approximately 32.0 thousand Swiss Francs plus certain operating expenses and taxes. Under ASC 842, the Company classified these leases as operating leases and recorded right-of-use assets and lease liabilities on the lease commencement date.

The maturities of the operating lease liabilities as of December 31, 2022 were as follows (in thousands):

Year ending December 31,	As of December 31, 2022
2023	$ 15,592
2024	15,020
2025	15,458
2026	15,909
2027	9,183
Thereafter	46,184
Total undiscounted lease payments	117,346
Less: imputed interest	(28,055)
Less: future tenant improvement reimbursements	(1,558)
Total operating lease liabilities	$ 87,733

The minimum lease payments above do not include any related common area maintenance charges or real estate taxes. The operating lease expense for the years ended December 31, 2022, 2021 and 2020 were $12.8 million, $12.8 million and $6.1 million, respectively. The weighted-average remaining lease terms and weighted-average discount rates were as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (in years)	8.4	8.8
Weighted-average discount rate	6.8%	6.7%

Embedded Lease

In August 2020, the Company and its wholly-owned subsidiary Kodiak Sciences GmbH entered into a manufacturing agreement with Lonza Ltd ("Lonza") for the clinical and commercial supply of drug substance for tarcocimab. A custom-built manufacturing facility is planned to be completed and dedicated to the manufacture of the Company's drug substance. The manufacturing agreement has an initial term of eight years, and the Company has the right to extend the term up to a total of 16 years. The Company and Lonza each has the ability to terminate this agreement upon the occurrence of certain conditions.

In April 2021, the agreement was amended to provide for higher annual manufacturing capacity. The Company expanded and finalized the design and scope of the bioconjugate manufacturing facility with a revised estimated capital contribution of approximately 75.0 million Swiss Francs of which the Company has paid 40.0 million Swiss Francs of the capital contribution, equivalent to 44.1 million U.S. Dollars, which is recorded in other assets on the consolidated balance sheet as of December 31, 2022. Over the period from 2022 through 2029, manufacturing payments totaling approximately 150.0 million Swiss Francs may be incurred for potential commercial supply of tarcocimab drug substance. These commitments are not included in the operating lease liabilities table above.

The Company concluded that this agreement contains an embedded lease as the custom-built manufacturing suite will be dedicated for the Company's use. As of December 31, 2022, the Company did not have control of this manufacturing space and therefore, did not record a right-of-use asset and corresponding lease liability. On January 31, 2023, the custom-built manufacturing suite was commissioned as a cGMP facility and the right-of-use asset and corresponding lease liability were subsequently recorded.

(in thousands, except share and per share data)

Manufacturing Agreements

The Company has entered into service and equipment purchase agreements in the normal course of business with various providers, pursuant to which such providers agreed to perform activities in connection with the manufacturing process of certain materials. These agreements, and any related amendments, state that planned activities and purchases that are included in the signed work orders are, in some cases, binding and, hence, obligate the Company to pay the full price of the work order upon satisfactory delivery of products and services or obligate the Company to the binding amount regardless of whether such planned activities are in fact performed. Per the terms of the agreements, the Company has the option to cancel signed orders at any time upon written notice, which may or may not be subject to payment of a cancellation fee. The level of cancellation fees may be dependent on the timing of the written notice in relation to the commencement date of the work, with the maximum cancellation amount dependent on the agreement or the work order.

As of December 31, 2022 and 2021, the total amount of contractual obligations related to these manufacturing agreements that are subject to cancellation fees, including accrued amounts, were $56.8 million and $69.5 million, respectively. These amounts represent our minimal contractual obligations, excluding the commitments under the embedded lease arrangement. Purchases under these manufacturing agreements for the years ended December 31, 2022, 2021 and 2020 were $47.4 million, $31.8 million and $16.8 million, respectively. As of December 31, 2022, the Company had not incurred any cancellation fees under the manufacturing agreements.

Other Funding Commitments

In the normal course of business, the Company enters into agreements with third-parties for services to be provided to the Company. Generally, these agreements provide for termination upon notice, with specified amounts due upon termination based on the timing of termination and the terms of the agreement. The actual amounts and timing of payments under these agreements are uncertain and contingent upon the initiation and completion of services to be provided to the Company.

The Company has also entered into various cancellable license agreements for certain technology. The Company may be obligated to make payments on future sales of specified products associated with such license agreements. Such payments are dependent on future product sales and are not estimable.

Tenant Improvement Allowance Payable

In March 2016, the Company entered into a lease amendment, under which the Company is allowed to draw down an additional allowance of $0.4 million for tenant improvements related to the office lease over the period from the execution of the agreement to October 2023. The interest rate is 8% per year over 10 years. Principal and interest are payable on the first day of every month.

As of December 31, 2022 and 2021, the current portion of the tenant improvement allowance payable in accrued and other current liabilities was less than $0.1 million and less than $0.1 million, respectively. As of December 31, 2022 and 2021, the non-current portion of the tenant improvement allowance payable in other liabilities was $0.2 million and $0.2 million, respectively.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of its business. Management is currently not aware of any matters that could have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company records a legal liability when it believes that it is both probable that a liability may be imputed, and the amount of the liability can be reasonably estimated. Significant judgment by the Company is required to determine both probability and the estimated amount.

Indemnification

To the extent permitted under Delaware law, the Company has agreed to indemnify its directors and officers for certain events or occurrences while the director or officer is, or was serving, at the Company's request in such capacity. The indemnification period covers all pertinent events and occurrences during the director's or officer's service. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not specified in the agreements; however, the Company has director and officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

9. Income Taxes

The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
United States	$ (163,240)	$ (46,590)	$ (17,273)
Foreign	(170,550)	(220,326)	(115,809)
Total loss before income taxes	$ (333,790)	$ (266,916)	$ (133,082)

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Current:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	33	74	14
Total current	33	74	14
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred	—	—	—
Provision (Benefit) for income taxes	$ 33	$ 74	$ 14

The tax effects of temporary differences that give rise to significant components of the net deferred tax assets are as follows (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Deferred tax assets:			
Net operating loss carryforwards	$ 117,232	$ 75,259	$ 28,451
Intangible assets	166,259	166,269	12,088
Research and development tax credits	25,110	18,330	10,527
Stock-based compensation	23,576	10,823	8,405
Accruals	1,562	1,532	1,367
Operating lease liability	25,548	23,142	22,276
Property and equipment	—	—	127
Sec. 174 Capitalized R&D	7,914	—	—
Total deferred tax assets	367,201	295,355	83,241
Valuation allowance	(347,789)	(275,788)	(62,005)
Net deferred tax assets	19,412	19,567	21,236
Deferred tax liabilities:			
Operating lease right-of-use asset	(17,073)	(19,217)	(21,234)
Capitalized legal fees	—	—	(2)
Property and equipment	(2,339)	(350)	—
Total deferred tax liabilities	(19,412)	(19,567)	(21,236)
Total net deferred tax assets	$ —	$ —	$ —

The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The net change in the total valuation allowance for the years ended December 31, 2022, 2021 and 2020 was an increase of approximately $72.0 million, $213.8 million and $24.8 million, respectively.

(in thousands, except share and per share data)

The Tax Cuts and Jobs Act eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them pursuant to Internal Revenue Code Section 174 beginning in 2022. The capitalized expenses are amortized over a 5-year period for domestic expenses and a 15-year period for foreign expenses.

NOLs and tax credit carry-forwards are subject to review and possible adjustment by the Internal Revenue Service ("IRS") and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company's value immediately prior to the ownership change. The Company periodically completes a Section 382 analysis. Subsequent ownership changes since the most recent study may further affect the limitation in future years.

As of December 31, 2022, the Company had $68.7 million of federal and $614.9 million of state net operating loss available to offset future taxable income. A portion of the federal net operating loss carryforwards begin to expire in 2035 and the state net operating loss carryforwards begin to expire in 2035, if not utilized. $50.6 million of the federal net operating loss are not subject to expiration.

As of December 31, 2022, the Company also had federal and state research and development credit carryforwards of approximately $24.6 million and $8.1 million, respectively. The federal research and development credit carryforwards expire beginning 2035. The California tax credit can be carried forward indefinitely.

On March 27, 2020, the President signed into law the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, an economic stimulus package in response to the COVID-19 global pandemic and the Families First Coronavirus Response Act, or FFCR Act, which permits employees of certain organizations paid sick time stemming from COVID-19-related issues. The CARES Act contains several corporate income tax provisions, including making remaining alternative minimum tax credits immediately refundable; providing a 5-year carryback of NOLs generated in tax years 2018, 2019, and 2020, and removing the 80% taxable income limitation on utilization of those NOLs if carried back to prior tax years or utilized in tax years beginning before 2021; temporarily liberalizing the interest deductibility rules under Section 163(j) of the CARES Act, by raising the adjusted taxable income limitation from 30% to 50% for tax years 2019 and 2020 and giving taxpayers the election of using 2019 adjusted taxable income for purposes of computing 2020 interest deductibility. The CARES Act did not have a material impact on the Company's tax provision for the years ended December 31, 2022, 2021, or 2020.

The Consolidated Appropriations Act, 2021, which was enacted on December 27, 2020, has expanded, extended, and clarified selected CARES Act provisions, specifically on Paycheck Protection Program loans and Employee Retention Tax Credits, 100% deductibility of business meals as well as other tax extenders. The Consolidated Appropriations Act did not have a material impact on the Company's tax provision for the years ended December 31, 2022, 2021, or 2020.

California Assembly Bill 85 (AB 85) was signed into law by Governor Gavin Newsom on June 29, 2020. The legislation suspends the California NOL deductions for 2022, 2021, and 2020 for certain taxpayers and imposes a limitation on certain California tax credits for 2022, 2021, and 2020. The legislation disallows the use of California NOL deductions if the taxpayer recognizes business income and its adjusted gross income is greater than $1,000,000. The carryover periods for NOL deductions disallowed by this provision will be extended. Additionally, any business credit will only offset a maximum of $5,000,000 of California tax. Given the Company's taxable loss position, this legislation did not impact the tax provision for the years ended December 31, 2022, 2021, or 2020.

California Senate Bill 113 (SB 113), was signed into law by Governor Newsom on February 9, 2022. The legislation contains important California tax law changes, including reinstatement of business tax credits and net NOL deductions limited by AB 85 mentioned above. Given the Company's taxable loss position, this legislation did not impact the tax provision for the years ended December 31, 2022.

A reconciliation of the Company's effective tax rate to the statutory U.S. federal rate is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Federal statutory income tax rate	21.0%	21.0%	21.0%
State taxes	5.8	6.7	4.3
Foreign tax rate differential	(4.7)	(7.7)	(7.9)
Change in valuation allowance	(20.0)	(78.3)	(17.3)
Stock-based compensation	(3.9)	(1.2)	6.7
Research tax credit	1.8	2.4	3.8
Sale of future royalties	—	0.1	(9.4)
Section 162(m)	—	(0.8)	(1.2)
Intangible valuation	—	57.8	—
Provision for income taxes	0.0%	0.0%	0.0%

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. As of December 31, 2022, 2021 and 2020, none of the unrecognized tax benefits would affect income tax expense with consideration of the valuation allowance. The Company does not anticipate the uncertain tax positions will materially change in the next 12 months. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

The beginning and ending unrecognized tax benefits amounts are as follows (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Unrecognized tax benefits at beginning of period	$ 6,729	$ 4,650	$ 1,838
Increases related to current year tax positions	849	2,079	2,812
Unrecognized tax benefits at end of period	$ 7,578	$ 6,729	$ 4,650

The Company files income tax returns in the United States and Switzerland. The Company is not currently under examination by income tax authorities in federal, state or other jurisdictions. All tax returns remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss or credits.

10. Preferred Stock

As of December 31, 2022 and 2021, the Company's amended and restated certificate of incorporation authorized the Company to issue up to 10,000,000 shares of preferred stock at the par value of $0.0001 per share. As of December 31, 2022, there are no shares of the Company's preferred stock issued or outstanding.

(in thousands, except share and per share data)

11. Common Stock

As of December 31, 2022 and 2021, the Company's amended and restated certificate of incorporation authorized the Company to issue 490,000,000 shares of common stock at the par value of $0.0001 per share. Each share of common stock is entitled to one vote. The board of directors may declare and pay dividends to holders of common stock. The Company has never declared or paid any dividends on common stock.

The Company had reserved common stock for future issuances as follows:

	December 31, 2022	December 31, 2021
Exercise of options outstanding and release of restricted shares	16,822,629	14,887,847
Exercise of common stock warrants outstanding	—	250,000
Issuance of common stock under the 2018 Equity Incentive Plan	1,934,606	2,101,369
Issuance of common stock under the 2018 Employee Share Purchase Plan	425,179	453,042
Total	19,182,414	17,692,258

12. Stock-Based Compensation

2018 Equity Incentive Plan

In August 2018, the Company adopted the 2018 Equity Incentive Plan ("2018 Plan"), which became effective on the business day prior to the effectiveness of the registration statement relating to the IPO. The 2018 Plan initially reserved 4,300,000 shares of common stock for the issuance of incentive stock options ("ISOs"), nonstatutory stock options ("NSOs"), restricted stock, restricted stock units ("RSUs"), stock appreciation rights, performance units and performance shares to employees, directors and consultants of the Company. The number of shares available for issuance increases annually on the first day of each fiscal year equal to the least of (1) 4,300,000 shares, and (2) 4% of outstanding shares of common stock as of the last day of the immediately preceding year, and (3) such other amount as determined by the board of directors. The exercise price of options must be equal to at least the fair market value of the common stock on the grant date. For ISOs, the term may not exceed ten years, except in respect to any participant with more than 10% of voting power of all classes or stock then the term may not exceed five years and the exercise price must be equal to at least 110% of the fair market value of the common stock on the grant date. Options and RSUs granted generally vest over four years.

The number of shares available for issuance increased by 2,073,050 shares in 2022 and there were 1,934,606 shares available for grant under the 2018 Plan as of December 31, 2022.

2021 Long-Term Performance Incentive Plan

The 2021 Long-Term Performance Incentive Plan ("2021 LTPIP") was designed to be a long-term, pay-for-performance, incentive plan that would further align the interests of management and other eligible employees with the creation of substantial long-term value for the Company's stockholders. During 2021, eligible employees were provided a one-time opportunity to "opt-in" and forgo a portion of their annual equity incentive awards in exchange for a one-time grant of performance-based stock options from the 2021 LTPIP and 2018 Plan, collectively referred to as the "LTPIP Program". There were no options granted under the LTPIP Program for the year ended December 31, 2022.

Shares underlying the options granted under the LTPIP Program may be earned based on the achievement of the performance-based requirement based on stock price goals and/or certain operational milestones based on approval by the U.S. Food and Drug Administration of a Biologics License Application in respect of a first, second, and third major indication and based on sales. The performance-based requirement and operational milestones were not achieved as of December 31, 2022.

The Company determined the exchange of the original award of annual equity incentive awards with the modified award of options granted under the LTPIP Program represented a change in the original terms and conditions. The modification resulted in additional compensation cost equal to the incremental value between the original and modified awards to be recognized. For the annual equity incentive awards, the Company continues to record the unrecognized compensation expense over the original vesting period. For the options granted under the LTPIP Program, the stock-based compensation expense recognized during the years ended December 31, 2022 and 2021 was $65.1 million and $15.7 million, respectively.

As of December 31, 2022, there was $247.9 million of unrecognized stock-based compensation expense related to the 6,818,584 options granted under the LTPIP Program, but not yet earned or vested, to be recognized over a weighted-average period of 4.02 years.

Stock Options

Stock option activity, including stock options and PSOs under the 2021 LTPIP, 2018 Plan and 2015 Plan is summarized as follows:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2021	14,523,917	$	61.68	8.60	$	335,440
Granted	3,079,120	$	8.99			
Exercised	(126,999)	$	13.93			
Forfeited or canceled	(933,931)	$	75.23			
Outstanding at December 31, 2022	16,542,107	$	51.48	7.91	$	5,410
Shares exercisable December 31, 2022	8,452,058	$	41.84	7.03	$	5,390
Vested and expected to vest December 31, 2022	16,542,107	$	51.48	7.91	$	5,410

The weighted-average grant date fair value of the time-vested stock options granted for 2022, 2021 and 2020 was $6.31, $51.55 and $32.44 per share, respectively. The total intrinsic value of stock options exercised during 2022, 2021 and 2020 was $6.1 million, $40.2 million, and $58.1 million, respectively. The intrinsic value represents the amount by which the market price of the underlying stock exceeds the exercise price of an option.

Employee Stock Options

The Company estimated the fair value of employee stock options using the Black-Scholes valuation model. The fair value of time-vested employee stock options was estimated using the following weighted-average assumptions:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected volatility	83%	61%	66%
Risk-free interest rate	2.86%	1.03%	0.39%
Dividend yield	0%	0%	0%
Expected term	5.98	6.25	6.00

The Company granted 3,079,120 options to employees in 2022. The total fair value of employee options vested during the years ended December 31, 2022, 2021 and 2020 was $28.9 million, $26.9 million and $19.7 million, respectively. Stock-based compensation expense recognized during the years ended December 31, 2022, 2021 and 2020 for options granted to employees, including the options granted under the LTPIP Program, was $93.8 million, $44.1 million and $20.8 million, respectively.

(in thousands, except share and per share data)

Restricted Shares

Restricted share activity, including restricted stock units (“RSUs”), and performance-based restricted stock units (“PSUs”), under the 2018 Plan is summarized as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	363,930	$ 72.75
Granted	67,750	20.71
Vested	(103,032)	71.06
Canceled	(48,126)	76.44
Unvested at December 31, 2022	280,522	$ 60.17

Employee Restricted Stock Units

The Company granted 67,750 RSUs to employees in 2022. The total fair value of RSUs vested during the year ended December 31, 2022, 2021, and 2020 was $4.9 million, $3.2 million and $0.3 million, respectively. Stock-based compensation expense recognized during the years ended December 31, 2022, 2021 and 2020 for RSUs was $4.6 million, $4.4 million, and $1.9 million, respectively.

Non-Employee Awards

The Company granted no stock options or RSUs to non-employees during the year ended December 31, 2022. The fair value of non-employee stock options was estimated using the following weighted-average assumptions:

	Year Ended December 31,	
	2021	2020
Expected volatility	60%	67%
Risk-free interest rate	0.97%	0.36%
Dividend yield	0%	0%
Expected term	5.69	5.56

Stock-based compensation expense recognized during the years ended December 31, 2022, 2021 and 2020 for equity awards granted to non-employees was $1.2 million, $1.2 million and $0.7 million, respectively.

Performance-Based Awards

In December 2019, the Company granted 170,150 performance-based stock options and 128,900 performance-based RSUs (collectively "2019 PSA"). These equity awards would vest 25% upon the achievement of specific clinical development milestones. The remaining awards would then vest in three equal annual installments after that date. The performance criteria for 2019 PSA was achieved in June 2021. 42,536 of the performance-based stock options and 25,907 of the performance-based restricted stock vested during 2022. The total fair value of the performance-based stock options and RSUs vested during the years ended December 31, 2022 was $3.9 million.

The Company estimated the fair value of the 2019 PSA using the Black-Scholes valuation model and significant assumptions included an expected volatility of 72%, a risk-free rate of 1.67%, expected dividend yield of 0%, and expected term of 6.31 years.

In February 2021, the Company granted 190,831 performance-based stock options ("2021 Feb PSO"). These stock options will vest 25% upon the achievement of specific clinical development milestones. The remaining awards would then vest in 36 successive equal monthly installments after the performance criteria is achieved. The performance criteria for 2021 PSOs was achieved in February 2022. 80,456 of the performance-based stock options vested during 2022. The total fair value of the performance-based stock options vested during the year ended December 31, 2022 was $6.2 million.

The Company estimated the fair value of the 2021 Feb PSO using the Black-Scholes valuation model. Significant assumptions utilized in estimating the fair value of 2021 Feb PSO include an expected volatility of 66%, a risk-free rate of 0.66%, expected dividend yield of 0%, and expected term of 5.94 years.

In August 2021, the Company granted 478,750 performance-based stock options ("2021 Aug PSO"). These stock options will vest upon the achievement of specific clinical development milestones with the percentage of shares earned being dependent on the relative total stockholder return over the performance period. The remaining shares will then vest in 12 successive equal monthly installments after the performance criteria is achieved. As of December 31, 2022, the requisite performance criteria for the 2021 Aug PSO was not achieved and not probable and no stock-based compensation expense was recognized during the year ended December 31, 2022.

The Company estimated the weighted-average fair value of the 2021 Aug PSO using the Monte Carlo simulation model. Significant assumptions utilized in estimating the fair value of 2021 Aug PSO include an expected volatility of 60%, a risk-free rate of 1.05%, expected dividend yield of 0%, and expected term of 6.49 years.

Performance-based awards are recorded as expense beginning when vesting events are determined to be probable. Stock-based compensation expense recognized during the years ended December 31, 2022, 2021 and 2020 for the performance-based equity awards was $6.3 million, $11.4 million and $7.2 million, respectively.

2018 Employee Share Purchase Plan

In August 2018, the Company adopted the 2018 Employee Share Purchase Plan ("ESPP"), which became effective on the business day prior to the effectiveness of the registration statement relating to the IPO. A total of 460,000 shares of common stock were initially reserved for issuance under the ESPP. The initial offering period of the ESPP was authorized by the Company's board of directors and commenced on January 4, 2021. Each offering period is twelve months long, with two purchase periods. ESPP participants will purchase shares of common stock at a price per share equal to 85% of the lesser of (1) the fair market value per share of the common stock on the enrollment date or (2) the fair market value of the common stock on the exercise date.

The Company issued 27,863 shares under the ESPP during the year ended December 31, 2022. Stock-based compensation expense recognized during the year ended December 31, 2022 and 2021 for the ESPP was $0.2 million and $0.3 million, respectively.

Stock-Based Compensation Expense

Stock-based compensation is classified in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Research and development	$	59,288	$	33,237	$	16,957
General and administrative		46,745		28,148		13,711
Total stock-based compensation	$	106,033	$	61,385	$	30,668

As of December 31, 2022, the Company had $311.3 million of unrecognized compensation expense related to unvested share-based awards including options granted under the LTPIP Program and ESPP, which is expected to be recognized over a weighted-average period of 3.61 years.

Shares Subject to Repurchase

The Company has a right of repurchase with respect to unvested shares issued upon early exercise of options at an amount equal to the lower of (1) the exercise price of each restricted share being repurchased and (2) the fair market value of such restricted share at the time the Company's right of repurchase is exercised. The Company's right to repurchase these shares lapses as those shares vest over the requisite service period.

Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest according to their respective vesting schedules. Cash received for early exercised stock options is recorded as accrued liabilities and other current liabilities on the consolidated balance sheet and is reclassified to common stock and additional paid-in capital as such shares vest. At December 31, 2022, there were no early exercised stock options subject to the Company's right of repurchase.

13. Net Loss per Common share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders which excludes shares which are legally outstanding, but subject to repurchase by the Company (in thousands, except share and per share data):

	Year Ended December 31,		
	2022	**2021**	**2020**
Numerator:			
Net loss attributable to common stockholders	$ (333,823)	$ (266,990)	$ (133,096)
Denominator:			
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	52,249,620	51,788,918	45,741,845
Net loss per share attributable to common stockholders, basic and diluted	$ (6.39)	$ (5.16)	$ (2.91)

The following common share equivalents were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have been antidilutive:

	As of December 31,		
	2022	**2021**	**2020**
Outstanding stock options	16,542,107	14,523,917	6,897,276
Unvested restricted shares	280,522	363,930	359,945
Total	16,822,629	14,887,847	7,257,221

14. 401(k) Plan

In 2011, the Company adopted a 401(k) retirement and savings plan covering all employees. The 401(k) plan allows employees to make pre- and post-tax contributions up to the maximum allowable amount set by the Internal Revenue Service. The 401(k) plan was amended to include an employer matching provision in 2019. The Company will make matching contributions of 100% of employee contributions up to a maximum of 50% of the individual maximum contribution limit allowed under the IRS rules. For the years ended December 31, 2022, 2021 and 2020, the expense related to the matching contributions was $0.9 million, $0.7 million and $0.6 million, respectively.

(in thousands, except share and per share data)

15. Liability related to Sale of Future Royalties

On December 1, 2019, the Company and its subsidiary Kodiak Sciences GmbH entered into a funding agreement with BBA, which holds more than 5% of the Company's capital stock, pursuant to which BBA purchased the right to receive a capped 4.5% royalty on future net sales of tarcocimab, the Company's anti-VEGF antibody biopolymer conjugate therapy, in exchange for $225.0 million. The royalty terminates upon the date that BBA has received an aggregate amount equal to 4.5 times the funding amount paid to the Company, unless earlier terminated or repurchased by the Company. Under the terms of the funding agreement, there is no obligation to repay any funding amount received, other than through the capped royalty payments on future product revenues. The Company has the option, exercisable at any point during the term of the funding agreement, to repurchase 100% of the royalties due to BBA for a purchase price equal to 4.5 times the funding amount paid to the Company as of such time, less amounts paid by the Company to BBA.

The closing of the funding agreement was subject to certain conditions and occurred in February 2020. The Company received $100.0 million of the funding on February 4, 2020. The remaining $125.0 million, subject to delivery of notice by the Company, was payable upon enrollment of 50% of the patients in the RVO clinical program. In July 2021, the funding agreement was amended, at the Company's request, that the remaining funding amount of $125.0 million would not be paid.

The Company recorded the initial $100.0 million payment as a liability on the consolidated balance sheet net of issuance costs. Once royalty payments to BBA are determined to be probable and estimable, and if such amounts exceed the liability balance, the Company will impute interest to accrete the liability on a prospective basis based on such estimates. If and when the Company makes royalty payments under the funding agreement, it would reduce the liability balance at such time. As of December 31, 2022, royalty payments are not probable and estimable.

For the years ended December 31, 2022 and 2021, no interest expense was recognized for the liability related to the sale of future royalties.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of our Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022. Based upon such evaluation, our principal executive officer and principal financial officer concluded that the design and operation of our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework" (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

We are a non-accelerated filer under the Exchange Act and not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, this Annual Report does not include an attestation report of our registered public accounting firm regarding the effectiveness of internal control over financial reporting as of December 31, 2022.

Limitations on the Effectiveness of Controls

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with the Annual Meeting of Stockholders within 120 days after December 31, 2022, or the Proxy Statement, under the caption "Executive Officers" and "Board of Directors and Corporate Governance", and is incorporated in this Annual Report on Form 10-K by reference.

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and Code of Business Conduct and Ethics is posted on the Corporate Governance portion of our website at ir.kodiak.com/corporate-governance/governance-overview. We intend to satisfy the disclosure requirements under Item 5.05 of the SEC Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Conduct by posting such information on our website at the website address and location specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in the Proxy Statement under the caption "Executive Compensation" and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the Proxy Statement under the caption "Related Person Transactions" and is incorporated in this Annual Report on Form 10-K by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in the Proxy Statement under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" and is incorporated in this Annual Report on Form 10-K by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) FINANCIAL STATEMENTS

The consolidated financial statements are filed as part of this Annual Report on Form 10-K under Item 8.

(2) FINANCIAL STATEMENT SCHEDULES

All schedules to the consolidated financial statements are omitted as the required information is either inapplicable or presented in the consolidated financial statements.

(3) EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Kodiak Sciences Inc.	10-Q	001-38682	3.1	11/16/2018
3.2	Amended and Restated Bylaws of Kodiak Sciences Inc.	10-Q	001-38682	3.2	11/16/2018
4.1	Form of Common Stock Certificate	S-1/A	333-227237	4.1	9/24/2018
4.2	Investors' Rights Agreement, dated September 8, 2015, as amended, by and among the registrant and the investors and founders named therein	S-1/A	333-227237	4.2	9/24/2018
4.5	Form of Class B Share Warrant	S-1/A	333-227237	4.5	9/7/2018
4.6	Description of Securities	10-K	001-38682	4.6	3/16/2020
4.7	Registration Rights Agreement, dated March 1, 2021, by and among the registrant and the investors named therein	10-K	001-38682	4.7	3/1/2021
10.1+	Form of Director and Officer Indemnification Agreement	S-1/A	333-227237	10.1	9/24/2018
10.2+	2009 Options and Profits Interest Plan	S-1	333-227237	10.2	9/7/2018
10.3+	2015 Share Incentive Plan	S-1	333-227237	10.3	9/7/2018
10.4+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2009 Option and Profits Interest Plan	S-1	333-227237	10.4	9/7/2018
10.5+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2015 Share Incentive Plan	S-1	333-227237	10.5	9/7/2018
10.6+	2018 Equity Incentive Plan	S-1/A	333-227237	10.6	9/24/2018
10.7+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2018 Equity Incentive Plan	S-1/A	333-227237	10.7	9/24/2018
10.8+	Form of Notice of Restricted Stock Unit Grant and Terms and Conditions of Restricted Stock Unit Grant under the 2018 Equity Incentive Plan	S-1/A	333-227237	10.8	9/24/2018
10.9+	2018 Employee Stock Purchase Plan	S-1/A	333-227237	10.9	9/24/2018

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.10+	Form of Subscription Agreement under the 2018 Employee Stock Purchase Plan	S-1/A	333-227237	10.10	9/24/2018
10.11+	Executive Employment Agreement, effective as of September 6, 2018, between the Registrant and Victor Perlroth	S-1/A	333-227237	10.11	9/24/2018
10.12+	Amended Executive Employment Agreement, effective as of September 6, 2018, between the Registrant and John Borgeson	S-1/A	333-227237	10.12	9/24/2018
10.13+	Executive Employment Agreement, effective as of September 6, 2018, between the Registrant and Jason Ehrlich	S-1/A	333-227237	10.13	9/24/2018
10.14+	Amended Executive Employment Agreement, effective as of September 6, 2018, between the Registrant and Hong Liang	S-1/A	333-227237	10.14	9/24/2018
10.15+	Executive Incentive Compensation Plan	S-1/A	333-227237	10.15	9/24/2018
10.16*+	Outside Director Compensation Policy	10-K	001-38682	10.16	3/1/2022
10.17	Funding Agreement, dated as of December 1, 2019, between Kodiak Sciences Inc., Kodiak Sciences GmbH and Baker Bros. Advisors, LP	8-K	001-38682	10.1	12/2/2019
10.18	Lease Agreement for 1200 Page Mill Road, Building 3, by and between the Registrant and 1050 Page Mill Road Property, LLC, dated June 19, 2020	10-Q	001-38682	10.1	8/10/2020
10.19	Lease Agreement for 1250 Page Mill Road, Building 4, by and between the Registrant and 1050 Page Mill Road Property, LLC, dated June 19, 2020	10-Q	001-38682	10.2	8/10/2020
10.20	Underwriting Agreement, dated as of November 17, 2020, by and among Kodiak Sciences Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C.	8-K	001-38682	1.1	11/18/2020
10.21	Letter Agreement, dated July 22, 2021	8-K	001-38682	10.1	7/23/2021
10.22	2021 Long-Term Performance Incentive Plan	10-Q	001-38682	10.1	11/9/2021
23.1*	Consent of Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
31.2*	Certification of Principal Financial and Accounting Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2†*	Certification of Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

* Filed herewith.

+ Indicates management contract or compensatory plan.

† The certifications attached as Exhibits 32.1 and 32.2 are deemed "furnished" and not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of Kodiak Sciences Inc. under the Securities Exchange Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof irrespective of any general incorporation by reference language contained in any such filing, except to the extent that the registrant specifically incorporates it by reference.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

KODIAK SCIENCES INC.

Date: March 28, 2023   By:

/s/ Victor Perlroth

Victor Perlroth, M.D.
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Victor Perlroth and John Borgeson, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Victor Perlroth Victor Perlroth, M.D.	Chairman and Chief Executive Officer *(Principal Executive Officer)*	March 28, 2023
/s/ John Borgeson John Borgeson	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 28, 2023
/s/ Felix J. Baker Felix J. Baker, Ph.D.	Director	March 28, 2023
/s/ Charles Bancroft Charles Bancroft	Director	March 28, 2023
/s/ Bassil I. Dahiyat Bassil I. Dahiyat, Ph.D.	Director	March 28, 2023
/s/ Richard S. Levy Richard S. Levy, M.D.	Director	March 28, 2023
/s/ Robert A. Profusek Robert A. Profusek, J.D.	Director	March 28, 2023
/s/ Taiyin Yang Taiyin Yang, Ph.D.	Director	March 28, 2023

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LEADERSHIP TEAM



VICTOR PERLROTH, MD
Chairman
Chief Executive Officer



JOHN BORGESON
Chief Financial Officer



JASON EHRLICH, MD, PHD
Chief Medical Officer
Chief Development Officer



HONG LIANG, PHD
Senior Vice President,
Discovery Medicine



MICHAEL LOUIE, PHD
Senior Vice President,
Digital Transformation and
Chief Information Officer



ALMAS QUDRAT, MSC
Senior Vice President,
Quality Operations



STEPHEN RAILLARD, PHD
Senior Vice President,
Chemical Development
and Manufacturing



PABLO VELAZQUEZ-MARTIN, MD
Senior Vice President,
Clinical Research and
Translational Medicine



TRACY CHIEN
Vice President,
Corporate Controller



GORTON CHIU
Vice President,
Finance



LAURENT DUCRY, PHD
Vice President,
Biologics Development and
Manufacturing



BERND JANDELEIT, PHD
Vice President,
Chemistry



WAYNE TO, MPHIL
Vice President,
Senior Scientific Fellow



REZI ZAWADZKI, DPH
Vice President,
Biometrics and Clinical
Data Science

BOARD OF DIRECTORS
DEEP BIOTECH & GOVERNANCE EXPERIENCE

Victor Perlroth MD
Chairman & CEO | Kodiak

Felix J. Baker PhD
Managing Director |
Baker Brothers Investments

Charles A. Bancroft
Formerly CFO | Bristol Myers Squibb

Bassil I. Dahiyat PhD
President & CEO | Xencor Inc.

Richard S. Levy MD
Formerly Chief Drug Development
Officer & CMO | Incyte Corporation

Robert A. Profusek JD
Partner & Global Chair M&A | Jones Day

Taiyin Yang PhD
Formerly EVP, Pharmaceutical Development
& Manufacturing | Gilead Sciences Inc.

ANNUAL MEETING
June 6, 2023 | 9 am PDT

Virtual meeting. Please visit
www.proxydocs.com/KOD for
more details.

KODIAK SCIENCES INC.

KODIAK

KODIAK SCIENCES INC.
1200 PAGE MILL ROAD
PALO ALTO, CA 94304

WWW.KODIAK.COM

NASDAQ: KOD